As confidentially submitted to the Securities and Exchange Commission on February 8, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 1

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Fortis Minerals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1311	83-3431090
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1111 Bagby Street, Suite 2150

Houston, Texas 77002

(844) 936-7847

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher H. Transier

Chief Executive Officer

1111 Bagby Street, Suite 2150

Houston, Texas 77002

(844) 936-7847

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams Thomas G. Zentner Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Matthew R. Pacey Michael W. Rigdon Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☑	Smaller reporting company ☐
Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.01 per share	$	$

(1)	Includes shares issuable upon exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2019

            Shares

Fortis Minerals, Inc.

Class A Common Stock

This is the initial public offering of our Class A common stock. We are selling              shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of the Class A common stock is expected to be between $        and $        per share. We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “NRIA.”

To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional              shares from us at the public offering price less the underwriting discount and commissions.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Summary—Emerging Growth Company Status.”

Investing in our Class  A common stock involves risks. See “Risk Factors” on page 26.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us (before expenses)
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

Delivery of the shares of Class A common stock will be made on or about                 , 2019.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus is                 , 2019.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Basis of Presentation

The financial information and certain other information presented in this prospectus have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in certain tables in this prospectus. In addition, certain percentages presented in this prospectus reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Specifically, we sourced industry data from RS Energy Group (“RSEG”) as of January 31, 2019. Although we

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believe this and the other third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Commonly Used Defined Terms

As used in this prospectus, unless the context indicates otherwise or otherwise requires, the following terms have the following meanings:

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the “Company,” “we,” “our,” “us” and like terms (i) for periods prior to the completion of this offering and our Corporate Reorganization, refer collectively to the Predecessor Companies and their collective assets and operations and (ii) for periods following completion of this offering and our Corporate Reorganization described in this prospectus, refer to Fortis Inc. and its subsidiaries, including Fortis LLC and the Predecessor Companies;

•	“Corporate Reorganization” refers to our corporate reorganization described in “Corporate Reorganization”;

•	“EnCap” refers to EnCap Investments L.P.;

•	“EnCap Funds” refers, collectively, to EnCap Energy Capital Fund IX, L.P. (“EnCap IX”) and EnCap Energy Capital Fund X, L.P. (“EnCap X”), each of which is a private equity fund managed by EnCap;

•	“Fortis Inc.” refers to Fortis Minerals, Inc., the issuer in this offering and a holding company formed to own an interest in, and act as the sole managing member of, Fortis LLC;

•	“Fortis LLC” refers to Fortis Minerals Operating, LLC, an entity recently formed to own the Predecessor Companies following completion of this offering and our Corporate Reorganization;

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“Predecessor” refers to the Predecessor Companies presented on a combined basis for financial reporting purposes, as discussed further in the notes to the historical financial statements included elsewhere in this prospectus; and

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“Predecessor Companies” refers to all of the entities through which our historical business has been owned and operated, all of which will be contributions to Fortis LLC prior to completion of this offering pursuant to our Corporate Reorganization.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, including the historical financial statements and the notes to those financial statements, before investing in our Class A common stock. The information presented in this prospectus assumes, unless otherwise indicated, (i) an initial public offering price of $        per share (the midpoint of the price range set forth on the cover of this prospectus) and (ii) that the underwriters’ option to purchase additional shares of Class A common stock is not exercised. You should read “Risk Factors” for information about important risks that you should consider before buying our Class A common stock.

Please see “Commonly Used Defined Terms” on page ii of this prospectus for definitions of certain key terms used in this prospectus. Additionally, this prospectus includes certain terms commonly used in the oil and natural gas industry, which are defined in the “Glossary of Oil and Natural Gas Terms” contained in Annex A of this prospectus.

Fortis Minerals, Inc.

Overview

We are a returns-focused corporation formed to pursue oil and natural gas mineral and royalty interest opportunities in leading oil-weighted onshore domestic resource plays. Our primary business objective is to generate attractive risk-adjusted returns on capital for our shareholders by identifying, acquiring and managing mineral and royalty interests in high development areas under top-tier operators and sustaining an incentive system that continually aligns management’s interests with those of our shareholders. Substantially all of our interests are located in two geographic locations: (i) the Permian Basin of West Texas and New Mexico and (ii) the STACK play located within the Anadarko Basin of Oklahoma (collectively, our “Key Areas”). As of December 31, 2018, we owned mineral and royalty interests in approximately 10,239 net revenue interest acres (“NRIA”), with average estimated net production of approximately 8.7 MBoe/d in December 2018, 63% of which were liquids.

Mineral and royalty interests offer the unique opportunity to participate in organic growth in production and free cash flow from the underlying oil and gas assets without incurring development or lease operating costs. These interests are a differentiated investment opportunity that entitle owners to receive a fixed revenue interest (or royalty share) of oil, natural gas and NGLs produced from the acreage underlying the interests and typically include rights to all mineral depths, entitling us to revenue interests on the full hydrocarbon resource potential produced from the underlying acreage. Our mineral and royalty interests are not subject to any capital costs for development and are unburdened by lease operating costs and operational responsibilities, which results in higher operating and cash flow margins relative to exploration and production (“E&P”) companies. This margin differentiation allows us to generate significant cash flows throughout various commodity price cycles.

Our financial philosophy is based on a returns-focused capital allocation and the preservation of a strong balance sheet. Historically, we have balanced the return of capital to investors with the risks and rewards of executing accretive acquisitions. In order to continue this balanced approach, after returning capital to our shareholders through regular quarterly dividends, we intend to allocate our remaining free cash flow towards pursuing accretive acquisition opportunities. However, during times when acquisitions or other investment opportunities that fit our disciplined acquisition criteria are not available, we would expect to return additional capital to our shareholders. This disciplined approach has historically created substantial value for our sponsor, EnCap. We believe the flexibility to allocate available capital, including internally generated free cash flow, will be a key differentiator in our ability to maximize value for our shareholders across commodity cycles.

Our acquisition strategy, which is focused on our Key Areas, is predicated on identifying mineral and royalty interests in areas with the most attractive development profiles for operators in an attempt to maximize the probability that drilling and production growth will occur on our acreage. Because of the capital intensity and time required by operators to fully develop their acreage, we intend to continue our historical approach of evaluating acquisition opportunities based on their ability to create long-term value for our shareholders rather than solely focusing on an opportunity’s current cash flow.

Our Key Areas

We have focused our activities in two premier onshore oil-producing areas in the United States: (i) the Permian Basin and (ii) the STACK play within the Anadarko Basin. Our Key Areas have attractive characteristics, such as known and predictable geologic properties, low economic break-evens across multiple hydrocarbon intervals, significant horizontal well control and the presence of high-quality, well-funded operators focused on pad development. These attractive characteristics are key drivers in attracting long-term development capital from industry operators. The following provides a summary of our Key Areas:

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Permian Basin. The Permian Basin ranges from southeastern New Mexico into West Texas and is currently the most active area for drilling in the U.S. It includes three main geologic sub-basins: the Midland Basin to the east, the Delaware Basin to the west, and the Central Basin Platform in between. Our acreage underlies multiple prospective areas across the Midland and Delaware Basins.

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STACK Play. The Anadarko Basin ranges from Oklahoma to the Texas Panhandle and extends into southwestern Kansas and southeastern Colorado. Substantially all of our mineral and royalty interests in the Anadarko Basin are located in the area of thickest, over-pressured Meramec and Woodford shales with the highest oil content, which we refer to as the “STACK play.” This area has the highest resource concentration in the eastern Anadarko Basin and is located at the conjunction of Blaine, Canadian and Kingfisher counties.

We believe that the Permian Basin and the STACK play represent the two domestic onshore oil-producing areas with the most significant momentum in development activity. For example, the chart below depicts horizontal U.S. onshore wells spud by year, which demonstrates that our Key Areas have experienced an outsized growth in activity as compared to other major U.S. onshore plays as oil-focused activity and capital allocation by operators has migrated from maturing plays, such as the Bakken and Eagle Ford, to our Key Areas. While the aggregate percent of horizontal U.S. onshore wells spud in the Bakken and Eagle Ford has decreased from 32% to 23% over the last four years, the percent of horizontal U.S. onshore wells spud in our Key Areas has increased from 23% to 40% over the same period.

Source: RSEG.

This increased development activity has driven significant production growth on our acreage. As shown in the chart below, from January 1, 2015 through June 30, 2018, according to RSEG, the Delaware Basin, the Midland Basin and the STACK play experienced a compound annual growth rate (“CAGR”) in production after annualizing 2018 information of 37%, 42% and 28%, respectively, which were well above the onshore domestic average of 9% over the same period. Furthermore, from January 1, 2015 through June 30, 2018, production associated with the mineral and royalty interests owned by us as of December 31, 2018 in these areas grew at a CAGR of approximately 65%, 142% and 41%, respectively, after annualizing the 2018 information. Accordingly, we believe that our assets represent core acreage within each Key Area and will continue to be prioritized in operators’ development activity.

Production CAGR in the U.S. and Our Key Areas(1)

(1)

Information shows the growth from January 1, 2015 through June 30, 2018 and annualizes the 2018 information. Our chosen time periods are due to our assessment that reported production information is often significantly delayed.

(2)	Source: RSEG.
(3)

Production growth associated with our assets is calculated based on the interests we owned as of December 31, 2018 as if we owned such interests during the entire period, regardless of the date we acquired such interests.

We believe our Key Areas are poised to continue their production and activity momentum as technological advances within the industry have unlocked a significant amount of commercial resource in our basins. Operators in the areas in which we own assets have successfully tested multiple productive hydrocarbon intervals, providing an extensive drilling inventory of many of the most economic drilling locations in the U.S. Given that our assets typically entitle us to ownership rights to all formations, we stand to significantly benefit from the potential development of additional horizons. The following are examples of existing and prospective horizons in our Key Areas (ordered by geologic depth):

Our Mineral and Royalty Interests

Our interests are comprised of various instrument types, each of which constitutes a right to revenues derived from produced hydrocarbons. Mineral interests are real-property interests that are typically perpetual and grant both ownership of the oil, natural gas and NGLs under a tract of land and the right to lease development rights to a third party. When those rights are leased, usually for a three to five-year primary term, we typically receive an upfront cash payment, known as lease bonus, and we retain a royalty interest, which entitles us to a percentage of production or the associated revenue. As of December 31, 2018, less than 1% of our properties were unleased. We also own some royalty interests, known as non-participating royalty interests, that are perpetual and have been carved out of mineral interests, which represent the right to receive royalty payments similar to mineral interests, but do not include the associated right to negotiate the terms of the lease or the right to a lease bonus payment. Mineral and non-participating royalty interests represented approximately 69% of our NRIA as of December 31, 2018. We also own overriding royalty interests (“ORRIs”), which burden the working interest holders’ ownership of a lease and represent the right to receive a fixed percentage of production or revenue from production from a lease. ORRIs remain in effect until the associated lease expires and are therefore not perpetual in nature. Leases primarily remain in effect by operators maintaining commercial amounts of hydrocarbon production on the lease. Leases that maintain this amount of production are often referred to as held by production. All of our ORRIs relate to leases that are held by production, which makes our ORRIs effectively perpetual and substantially similar, economically, to our mineral and non-participating royalty interests. As of December 31, 2018, ORRIs represented approximately 31% of our NRIA.

As a mineral and royalty interest owner, we incur the initial cost to acquire our interests but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the working interest holders. Mineral and royalty owners only incur their proportionate share of severance and ad valorem taxes, as well as in some instances, processing, gathering, transportation and marketing costs. As a result, operating margins and free cash flow for a mineral and royalty interest owner are higher as a percentage of revenue than for a traditional E&P company.

In each of our Key Areas, our acreage is typically incorporated into larger drilling spacing units, which are areas designated as a unit by field spacing rules or unit designation, or otherwise combined with other acreage pursuant to an administrative permit or order. We estimate and refer to this combined acreage, whether or not formally designated as a drilling spacing unit, as “DSU acreage” and to any DSU acreage in which we are entitled to participate or expect to be entitled to participate as a result of our mineral and royalty interests as our “DSU acres.” Operators that own working interests in particular DSU acreage participate in the drilling of wellbores on such acreage to develop their oil and gas lease rights. When our acreage is incorporated into a DSU acreage position, we participate in production in such acreage with our proportional net revenue interest (“NRI”).

We define our “NRIA” as the hypothetical number of net acres in which we would own a 100% NRI, which allows us to describe our varying NRI in our properties on a normalized basis. The following diagram summarizes how to convert our DSU acreage into our proportionate NRIA:

Hypothetical DSU (640 Gross Acres) X 1% NRI = 6.4 NRIA

As of December 31, 2018, we owned mineral and royalty interests in 10,239 NRIA. The following table summarizes our mineral and royalty interest position in our Key Areas as of December 31, 2018.

Area	DSU Acres	Weighted Average NRI(1)	NRIA(2)(3)
Delaware	329,808	0.9%	2,995
Midland	210,745	0.6%	1,273
STACK	358,462	1.6%	5,632

(1)	Represents our weighted average NRI across our DSU acreage.
(2)	Represents our gross DSU acres multiplied by our weighted average NRI across such acreage position.
(3)	Outside of our Key Areas, we own approximately 339 NRIA, the substantial majority of which are located in the SCOOP/Merge plays of the Anadarko Basin in Oklahoma and the Bakken play in North Dakota.

Our Operators

Our acquisition activity has focused on areas where active, well-capitalized operators have expressed their intent to execute multi-year, pad-focused development programs. As of December 31, 2018, our top five operators by NRIA were Anadarko Petroleum, Concho Resources, ConocoPhillips, EOG Resources and Mewbourne Oil, in the Permian Basin, and Cimarex Energy, Continental Resources, Devon Energy, Marathon Oil and Newfield Exploration, in the STACK play. Although we are unable to determine with certainty which operators will ultimately operate our properties, we believe our top operators have made significant investments in land, leasehold and infrastructure in our Key Areas generally and the counties where we own properties specifically, which provides us reasonable assurances that they will continue to allocate drilling capital towards our properties.

Our Activity Wells and Additional Locations

We believe our production and cash flows will grow significantly as operators continue to develop the substantial inventory of horizontal drilling locations on our acreage. We divide our horizontal well inventory into four categories based on the development stage of the well or prospective well: (i) wells that have been drilled and completed, excluding wells we know to be shut in (“PDP Wells”), (ii) wells that are in the process of being drilled or are drilled but uncompleted (“DUCs”), in each case which require additional completions spending by the working interest holders, (iii) prospective wells that have been granted drilling permits and (iv) all additional assumed drilling locations (“Additional Locations”). The DUCs and the permitted wells, which we collectively refer to as “Activity Wells,” provide near-term visibility on production activity in areas where we own interests, as we have found that Activity Wells are likely to be converted into PDP Wells under a short time horizon.

Our Additional Locations represent risked locations on our acreage that we have identified based on RSEG’s analysis of proven horizons and on publicly available information regarding existing operator spacing and development plans. When we analyze and incorporate spacing assumptions, our methodology centers around the total horizontal wellbores that are expected to be drilled across a single mile width. We generally refer to single mile width density assumptions on a “per mile-wide DSU” basis. Based on this framework, our Additional Locations assume (i) in the Delaware Basin, an average of 19 locations per mile-wide DSU across Wolfcamp A, Wolfcamp B, Avalon, Third Bone Spring and Second Bone Spring horizons, (ii) in the Midland Basin, an average of 20 locations per mile-wide DSU across Wolfcamp A, Wolfcamp B and Lower Spraberry horizons and (iii) in the STACK play, an average of seven locations per mile-wide DSU across the upper and lower Meramec and Woodford horizons.

Our horizontal well inventory contains a range of lateral lengths, the substantial majority of which are from 5,000 feet to 10,000 feet. We ratably convert our horizontal well inventory for modeling purposes to 5,000-foot equivalents in order to more closely approximate the amount of reservoir footage that is accessed by horizontal wells drilled on our properties. The table below reflects our current horizontal PDP Wells, Activity Wells and Additional Locations as of December 31, 2018 across our DSU acreage on an unindexed basis, on an indexed basis to a 5,000-foot equivalent and on an indexed basis to a 5,000-foot equivalent net to our NRI.

Area(1)	Gross Wells				Indexed Gross Wells				Net to NRI (Indexed)
	PDP Wells	Activity Wells		Additional Locations	PDP Wells	Activity Wells		Additional Locations	PDP Wells	Activity Wells		Additional Locations
		DUCs	Permits			DUCs	Permits			DUCs	Permits
Delaware	673	131	313	6,333	896	218	475	8,251	7.01	1.08	2.48	75.85
Midland	189	77	126	3,143	336	143	243	5,926	1.97	1.90	1.86	36.16
STACK	709	143	32	1,521	1,058	245	61	2,431	21.07	4.98	0.67	34.30

Total	1,571	351	471	10,997	2,290	606	779	16,608	30.05	7.96	5.01	146.31

(1)

This table excludes horizontal well inventory associated with the 339 NRIA we own outside our Key Areas. On this additional acreage, we have, on an unindexed basis, 217 PDP Wells, 31 DUCs and 28 permits and, on an indexed basis, 371 PDP Wells, 59 DUCs and 54 permits (or 0.75, 0.06 and 0.13 wells, respectively, net to our NRI on an indexed basis) across our DSU acreage.

The following charts reflect the relative percentage of our PDP Wells, Activity Wells and Additional Locations, net to our NRI and indexed to 5,000-foot equivalents, in our Key Areas as of December 31, 2018.

We believe that our Additional Location count is conservative relative to industry estimates. We estimate, based on RSEG’s analysis of proven horizons and on disclosures made publicly available by certain operators, it may be possible, through further downspacing and targeting additional zones, to increase average horizontal locations per mile-wide DSU in the Delaware Basin, Midland Basin and STACK play to approximately 30, 28 and nine, respectively, implying considerable upside to our Additional Locations in those areas. For example, we believe that additional prospective locations exist in the Wolfcamp C, Second Bone Spring and First Bone Spring horizons in the Delaware Basin and the Middle Spraberry, Jo Mill, Wolfcamp C and Wolfcamp D horizons in the Midland Basin on certain portions of our acreage. When normalizing for lateral length of our horizontal well inventory to 5,000-foot equivalents, we estimate our Additional Locations in the Delaware Basin, Midland Basin and STACK play would increase to 14,079, 8,714 and 3,712 gross locations, respectively (or 125, 53 and 59 locations net to our NRI, respectively, an increase of 64%, 46% and 73%, respectively). In addition, certain of our operators have publicly disclosed views of horizontal locations per mile-wide DSU in excess of the additional estimated drilling locations described above, generally due to their assumption of greater well density or additional horizons.

We analyze the amount of PDP Wells on a per mile-wide DSU basis to discern our portfolio’s maturity relative to its full development potential. As of December 31, 2018, we had interests in approximately 1,571 PDP Wells in our Key Areas, representing an average of 1.4 producing horizontal wells per mile-wide DSU. As such, we believe that our portfolio is relatively immature and primed for significant potential growth based on our estimated spacing assumptions, asset quality and expected operator activity.

Because our Key Areas have experienced an outsized share of domestic onshore development activity, the number of PDP Wells and Activity Wells has increased rapidly across our acreage, as shown in the chart below. We believe this outsized share of development activity provides visibility on expected near-term production growth. We expect this will result in continued production growth on our asset base as drilling locations are converted to Activity Wells and Activity Wells are converted to producing wells. The following charts display cumulative balances of our 5,000-foot equivalent Activity Well inventory net to our NRI from December 31, 2015 to December 31, 2018.

We describe the conversion of horizontal permitted wells to PDP Wells as the “Activity Well conversion cycle.” We analyze the duration of the Activity Well conversion cycle, along with the number of Activity Wells, in our Key Areas to predict the assumed pace of development in the areas in which our interests are located. From January 1, 2016 through December 31, 2018, the average Activity Well conversion cycle was approximately eight months. Moreover, we analyze the vintage on both our DUCs and our permits to determine if our Activity Well conversion cycle is likely to change. Of the 351 DUCs in our Key Areas as of December 31, 2018, 94% were spud in 2018. Of the 471 permits in our Key Areas as of December 31, 2018, 81% were permitted in 2018.

Competitive Strengths

Our primary business objective is to generate attractive risk-adjusted returns on capital for our shareholders by identifying, acquiring and managing mineral and royalty interests in high development areas under top-tier operators and sustaining an incentive system that continually aligns management interests with those of our shareholders. We believe that the following competitive strengths will allow us to successfully achieve our primary business objective:

•	Our mineral and royalty interests are not subject to development or lease operating costs, which results in higher operating margins relative to E&P companies. Our mineral and royalty interests are a differentiated investment opportunity that entitle us to receive a fixed revenue interest (or royalty share) of oil, natural gas and NGLs produced from the acreage underlying our interests. As a mineral and royalty interest owner, we incur the initial cost to acquire our interests but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the working interest holder. For the year ended December 31, 2018, our net income was $             million and our adjusted operating margin as a percentage of our revenue was         %. For a full definition of adjusted operating margin and a reconciliation of it to its most directly comparable measure calculated and presented in accordance with generally accepted accounting principle in the U.S. (“GAAP”), please see “—Non-GAAP Financial Information.” This margin differentiation allows us to generate significant cash flows throughout various commodity price cycles. Furthermore, we believe our operating margins and free cash flow, as a mineral and royalty interest owner, are higher as a percentage of revenue than for a traditional E&P company because we are not subject to development or lease operating costs.

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Assets located in high-development areas under top-tier operators. Substantially all of the acreage underlying our mineral and royalty interests is located in two of the most prolific oil plays in North America, the Permian Basin in West Texas and New Mexico and the STACK play of the Anadarko Basin in Oklahoma. We believe that the low economic break-evens across multiple hydrocarbon intervals, significant well control and the presence of high-quality, well-funded operators focused on pad development make our Key Areas highly attractive development areas where we expect to continue to see significant operator activity. Our largest operators have a proven history of high operational performance and are using pad development to further drive production growth as our Key Areas enter full-field development. From January 1, 2015 to June 30, 2018, production associated with the mineral and royalty interests owned by us as of December 31, 2018 in our Key Areas grew at a CAGR of approximately 65%, 142% and 41%, respectively, after annualizing the 2018 information. Accordingly, we believe that our assets represent core acreage within each Key Area and will continue to be prioritized in operators’ development activity.

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Multi-year inventory of highly economic, low-risk drilling locations located in development-ready areas. As of December 31, 2018, we had interests in approximately 1,571 PDP Wells in our Key Areas, representing an average of 1.4 producing horizontal wells per mile-wide DSU. As of December 31, 2018, we had identified approximately 10,997 Additional Locations in our Key Areas. We expect that the development of these locations will drive our production and cash flow growth, without requiring any capital expenditures or lease operating expenses to realize this growth. Further, we believe the high number of Activity Wells (822 locations) in relation to our existing PDP Wells (1,571 wells) in our Key Areas increases our production growth visibility. We also believe that the historic operator activity, basin development and well performance in and around our assets provide visibility on our Additional Locations, which further facilitates our assessment of the likelihood of the continued development value of our assets.

•

Experienced management team that has evaluated, completed and integrated a significant number of acquisitions. Mineral and royalty interests are often passed from generation to generation, becoming more fragmented as holdings are split between multiple inheritors. As a result of this fragmentation, building a large-scale yet cohesive portfolio often requires a large volume of acquisitions. Since May 2016, our management team has completed and integrated more than 800 discrete acquisitions. We believe that the experience gained from and the framework developed for the evaluation, execution and integration of such a high volume of acquisitions provides us with a competitive advantage in efficiently identifying and negotiating accretive, risk-adjusted acquisitions. We also believe that our management team has developed a reputation in the minerals industry as a responsible, efficient and reliable acquirer, which we expect will provide us with additional acquisition opportunities in our Key Areas. As such, we expect to continue to seek out accretive transactions in our Key Areas that meet our acquisition criteria.

•	Customized systems and proven asset management capabilities that are scalable for our growing business. Our team of professionals manages certain data from, and processes payment for,

approximately 2,400 horizontal and vertical wells with over 160 individual payors as of December 31, 2018. We believe our systems and software are scalable, allowing us to manage and oversee additional production, revenue, well counts and tracts under our ownership, including those added from acquisitions, without adding material incremental costs. We believe this compares favorably to E&P companies, which are typically required to scale operations and personnel for acquisitions to account for the capital and operational intensity of their business models.

•

Financial flexibility and strong balance sheet to fund expansion and declare dividends. We have maintained financial flexibility that allows us to continue to make opportunistic, accretive acquisitions of mineral and royalty interests. Upon the completion of this offering, we expect to have no outstanding indebtedness and $        million of liquidity, consisting of cash on hand and availability under our revolving credit facility. We believe this liquidity and the significant free cash flow we expect to generate will provide us the financial flexibility to continue to grow our business while also paying regular dividends to our shareholders.

Business Strategies

We intend to accomplish our primary business objective by executing the following strategies:

•

Employ our disciplined capital allocation approach that utilizes both free cash flow and external capital to grow fundamental value per share. Due to the unique nature of mineral and royalty interests, our business generates substantial free cash flow. For the year ended December 31, 2018, our cash provided by operating activities was $        million and our free cash flow was $        million. For a full definition of free cash flow and a reconciliation of free cash flow to its most directly comparable measure calculated and presented in accordance with GAAP, please see “—Non-GAAP Financial Information.” Our financial philosophy relies on the flexibility to use all capital sources available to us to maximize shareholder value. As such, after returning capital to our shareholders through regular quarterly dividends, we intend to retain our remaining free cash flow to pursue accretive acquisitions. However, during times when acquisitions or other investment opportunities that fit our disciplined acquisition criteria are not available, we would expect to return additional capital to investors. This disciplined approach has historically created substantial value for our sponsor, EnCap. We believe the flexibility to allocate available capital, including internally generated free cash flow, will be a key differentiator in our ability to maximize value for our shareholders across commodity cycles.

•

Utilize our technical capabilities and mineral acquisition expertise to acquire additional assets that meet our disciplined, return-on-capital focused criteria. Our management team has a history of successfully evaluating, completing and integrating acquisitions of mineral and royalty interests in the Permian Basin and STACK play. Since May 2016, we have completed more than 800 discrete acquisitions, and we intend to continue to apply our disciplined approach to identify additional mineral and royalty interest acquisition opportunities. We believe there are significant acquisition opportunities in our Key Areas, including larger-scale acquisitions in the Permian Basin that, in aggregate, represent a multi-billion dollar opportunity set. In making acquisitions, we intend to adhere to our key acquisition criteria:

•	Generate appropriate returns on capital on a risk-adjusted basis;

•	Expected to be accretive to per share fundamental value;

•	Top tier geology as validated by observable well history and production data;

•	Operators committed to multi-year development programs focused on pad drilling;

•	Operators making appropriate investment in area infrastructure; and

•	Diversification of ownership within our Key Areas to mitigate asset-specific concentration risk.

•

Maintain portfolio focus in core areas of highly economic, oil-weighted resource plays under premier operators. We have two portfolio focus areas, the Permian Basin and the STACK play. We believe that our focus in these two areas provides us with an optimal balance between basin diversification and maintaining a concentration of high-quality assets. Our Key Areas have attractive characteristics such as known and predictable geologic properties, low economic break-evens across multiple hydrocarbon intervals, significant well control and the presence of high-quality, well-funded operators focused on pad development. These attractive characteristics provide us with confidence that these areas will continue to experience outsized development activity across varying commodity price environments relative to broader U.S. onshore development.

•

Maintain a conservative capital structure that positions us to create long-term value through varying commodity price environments. We are committed to maintaining a conservative capital structure that will afford us the financial flexibility to execute our business strategies through varying commodity price environments. Since mineral and royalty interests are not burdened by development costs or the lease operating costs that the working interest holders must pay, they offer increased stability in a volatile commodity price environment. We believe that this stability paired with a conservative capital structure positions us to create long-term value through varying commodity price environments. Upon completion of this offering, we will have no outstanding indebtedness. We believe that the proceeds from this offering, cash from operations, capital available under our revolving credit facility and access to other external capital sources will provide us with sufficient liquidity and financial flexibility to pursue our acquisition strategy and grow value for our shareholders.

Corporate Reorganization

Fortis Inc. was incorporated as a Delaware corporation in February 2019. Following this offering and the reorganization transactions described below, Fortis Inc. will be a holding company whose sole material asset will consist of a     % interest in Fortis LLC, which will directly or indirectly own all of the outstanding equity interests in the Predecessor Companies, which were formed by the EnCap Funds at various times beginning in April 2015 to pursue opportunities to acquire and manage mineral and royalty interests and together own all of our mineral and royalty interests. After the consummation of the transactions contemplated by this prospectus, Fortis Inc. will be the sole managing member of Fortis LLC and will be responsible for all operational, management and administrative decisions relating to Fortis LLC’s business.

In connection with this offering we intend to engage in the following transactions:

•

all of the outstanding equity interests in the Predecessor Companies will be contributed by the existing owners of the Predecessor Companies, which include certain affiliates of the EnCap Funds, management and certain other investors (the “Existing Owners”), to Fortis LLC in exchange for membership interests in Fortis LLC;

•

all of the outstanding membership interests in Fortis LLC will be converted into (a) a single class of common units in Fortis LLC, which we refer to in this prospectus as “Fortis LLC Units,” and (b) the right to receive the distribution of our Class B common stock described in clauses below;

•	Fortis Inc. will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

•

Fortis Inc. will contribute to Fortis LLC a number of shares of its Class B common stock equal to the number of Fortis LLC Units held by the Existing Owners and all of the net proceeds of this offering in exchange for a number of Fortis LLC Units equal to the number of shares of Class A common stock issued in the offering; and

•	Fortis LLC will distribute to each of the Existing Owners one share of Class B common stock for each Fortis LLC Unit such Existing Owner holds.

After giving effect to these transactions and this offering and assuming the underwriters’ option to purchase additional shares is not exercised:

•	Fortis Inc. will own an approximate % interest in Fortis LLC;

•	the Existing Owners will own an approximate % interest in Fortis LLC;

•	investors in this offering will own all shares of our Class A common stock, representing % of our capital stock; and

•	the Existing Owners will own all shares of our Class B common stock, representing % of our capital stock.

We have granted the underwriters a 30-day option to purchase up to an aggregate of                  additional shares of Class A common stock. Fortis Inc. will contribute any net proceeds received from the exercise of this option in exchange for a number of additional Fortis LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. If the underwriters’ option to purchase additional shares is exercised in full:

•	Fortis Inc. will own an approximate % interest in Fortis LLC;

•	the Existing Owners will own an approximate % interest in Fortis LLC;

•	investors in this offering will own all shares of our Class A common stock, representing % of our capital stock; and

•	the Existing Owners will own all shares of our Class B common stock, representing % of our capital stock.

Each share of our Class A common stock will have economic rights and entitle its holder to one vote on all matters to be voted on by shareholders generally. Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list the Class B common stock on any exchange.

Following this offering, under the First Amended and Restated Limited Liability Company Agreement of Fortis LLC (the “Fortis LLC Agreement”), each holder of a Fortis LLC Unit (other than Fortis Inc.) (each, a “Fortis LLC Unit Holder”) will, subject to certain limitations, have the right (the “Redemption Right”) to cause Fortis LLC to acquire all or a portion of its Fortis LLC Units for, at Fortis LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Fortis LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. We will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Fortis LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Fortis Inc. (instead of Fortis LLC) will have the right (the “Call Right”) to, for administrative convenience, acquire each tendered Fortis LLC Unit directly from the redeeming Fortis LLC Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any redemption of Fortis LLC Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Fortis LLC Agreement.” The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock, including any shares of our Class A common stock issuable upon the exchange of Fortis LLC Units and an equal number of shares of our Class B common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)

Includes affiliates of the EnCap Funds, management and certain other investors. Please see “Security Ownership of Certain Beneficial Owners and Management” for further information regarding the interests held by Existing Owners.

Our Principal Shareholder

In connection with this offering, Fortis LLC will acquire all of the entities through which our historical business has been owned and operated, which have previously been owned by affiliates of the EnCap Funds. EnCap was formed in 1988 and provides growth capital to independent oil and natural gas companies focused on exploration, production and midstream activities. Since its inception, EnCap has formed 21 institutional oil and natural gas investment funds with aggregate capital commitments of approximately $37 billion. EnCap is a leading provider of private equity to the independent sector of the U.S. oil and natural gas industry and manages investment funds with ownership interests in us. Upon completion of our Corporate Reorganization and this offering, affiliates of the EnCap Funds will own approximately                  shares of Class B common stock, representing an aggregate of approximately     % of the voting power of Fortis Inc., and                 Fortis LLC Units.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). For as long as we are an emerging growth company, we may take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise generally applicable to other public companies. These exemptions include:

•

an exemption from providing an auditor’s attestation report on the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•

an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	reduced disclosure of executive compensation; and

•	an exemption from obtaining shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

We will cease to be an “emerging growth company” upon the earliest of (i) when we have $1.07 billion or more in annual revenues; (ii) when we issue more than $1.0 billion of non-convertible debt over a three-year period; (iii) the last day of the fiscal year following the fifth anniversary of our initial public offering; or (iv) when we have qualified as a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Controlled Company Status

Because EnCap, through affiliates of the EnCap Funds, will initially hold indirectly an aggregate of approximately     % of the voting power of our capital stock following the completion of this offering, we expect to be a controlled company as of the completion of this offering under the Sarbanes-Oxley Act and New York Stock Exchange (“NYSE”) corporate governance standards. A controlled company is not required to have a majority of independent directors on its board of directors or to form independent compensation or nominating and governance committees. We do not currently expect to have a compensation committee or a nominating and corporate governance committee. As a controlled company, we will remain subject to rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date and at least three independent directors on our audit committee within one year of the listing date.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and the applicable exchange corporate governance listing standards, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to any “phase-in” periods.

Principal Executive Offices

Our principal executive offices are located at 1111 Bagby Street, Suite 2150, Houston, Texas 77002, and our telephone number at that address is (844) 936-7847.

Our website address is www.fortisminerals.com. We expect to make our periodic reports and other information filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

Risk Factors

An investment in our Class A common stock involves risks. You should carefully consider the following considerations, the risks described in “Risk Factors” and the other information in this prospectus, before deciding whether to invest in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.

Risks Related to Our Business

•

Substantially all of our revenues are derived from royalty payments that are based on the price at which oil, natural gas and NGLs produced from the acreage underlying our interests are sold. Prices of oil, natural gas and NGLs are volatile due to factors beyond our control. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations.

•

We depend on various unaffiliated operators for all of the exploration, development and production on the properties underlying our mineral and royalty interests. Substantially all of our revenue is derived from royalty payments made by these operators. A reduction in the expected number of wells to be drilled on our acreage by these operators or the failure of our operators to adequately, efficiently and timely develop and operate our acreage could have an adverse effect on our results of operations.

•	Our failure to successfully identify, complete and integrate acquisitions could adversely affect our growth and results of operations.

•	Any acquisitions of additional mineral and royalty interests that we complete will be subject to substantial risks.

•

Our identified drilling locations are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. Further, our estimates of these locations are based on assumptions derived from the publicly available disclosure of our operators and industry-wide results of operations, which may not be accurate or ultimately come to fruition. As a result, there is no guarantee that our estimates will be consistent with potential drilling locations that our operators have identified or that the actual drilling activities of our operators will be materially consistent with those presently identified.

•

We either have little or no control over the timing of future drilling with respect to our interests, and we are unable to determine with certainty which operators will ultimately operate our properties.

•

We rely on our operators, third parties and government databases for information regarding our assets and, to the extent that information is incorrect or incomplete, our financial and operational information and projections may be incorrect.

•

Substantially all of our producing properties are located in the Permian Basin and in the Anadarko Basin, making us vulnerable to risks associated with operating in a limited number of geographic areas.

•

Our operators may face various liquidity constraints resulting in the failure to further conduct exploration and drilling activities on our acreage. We may experience delays in the payment of royalties and be unable to replace operators that do not make required royalty payments, and we may not be able to terminate our leases with defaulting lessees if any of the operators on those leases declare bankruptcy.

•

Acquisitions and our operators’ development activities of our leases will require substantial capital, and we and our operators may be unable to obtain needed capital or financing on satisfactory terms or at all.

•

Our future success depends on replacing reserves through acquisitions and the exploration and development activities of the operators of our properties. Unless we replace the oil, natural gas and NGLs produced from our properties, our results of operations and financial position could be adversely affected.

•	Project areas on our properties, which are in various stages of development, may not yield oil, natural gas or NGLs in commercially viable quantities.

•

The marketability of oil, natural gas and NGL production is dependent upon transportation, pipelines, refining facilities and other infrastructure related assets, which neither we nor many of our operators control. Any limitation in the availability of those facilities or assets could interfere with our or our operators’ ability to market our or our operators’ production and could harm our business.

•

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

•

If oil, natural gas and NGL prices decline, we could be required to record impairments of our proved and unproved oil, natural gas and NGL properties that would constitute a charge to earnings and reduce our shareholders’ equity.

•

Conservation measures, technological advances and general concern about the environmental impact of the production and use of fossil fuels could materially reduce demand for oil, natural gas and NGLs and adversely affect our results of operations and the trading market for shares of our Class A common stock.

•	We rely on a few key individuals whose absence or loss could adversely affect our business.

•

Acreage must be drilled before lease expiration, generally within three to five years, in order to hold the acreage by production. Our operators’ failure to drill sufficient wells to hold acreage may result in the deferral of prospective drilling opportunities. In addition, our ORRIs that are not already held by production may be lost if the underlying acreage is not drilled before the expiration of the applicable lease or if the lease otherwise terminates.

•	Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities.

•

Oil, natural gas and NGL operations are subject to various governmental laws and regulations. Compliance with these laws and regulations can be burdensome and expensive for our operators, and failure to comply could result in our operators incurring significant liabilities, either of which may impact our operators’ willingness to develop our interests.

•

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in our operators incurring increased costs, additional operating restrictions or delays and fewer potential drilling locations.

•	Title to the properties in which we have an interest may be impaired by title defects.

Risks Related to this Offering and Our Class A Common Stock

•

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

•

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

•	Fortis Inc.’s ability to pay dividends to its shareholders may be limited by its holding company structure, contractual restrictions and regulatory requirements.

•

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

•	We expect to be a “controlled company” and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

The Offering

Issuer	Fortis Minerals, Inc.

Class A common stock offered by us	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our Class A common stock to the extent the underwriters sell more than shares of Class A common stock in this offering.

Class A common stock outstanding immediately after this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Class B common stock outstanding immediately after this offering	shares, or one share for each Fortis LLC Unit held by the Fortis LLC Unit Holders immediately following this offering. Shares of Class B common stock are non-economic. In connection with any redemption of Fortis LLC Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of shares of Class B common stock will be cancelled.

Voting power of Class A common stock after giving effect to this offering	% (or 100% if all outstanding Fortis LLC Units held by the Fortis LLC Unit Holders were redeemed (along with the cancellation of a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).

Voting power of Class B common stock after giving effect to this offering	% (or 0% if all outstanding Fortis LLC Units held by the Fortis LLC Unit Holders were redeemed (along with the cancellation of a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis). Upon completion of this offering the Existing Owners will initially own shares of Class B common stock, representing approximately % of the voting power of the Company.

Voting rights	Each share of our Class A common stock and Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See “Description of Capital Stock.”

Use of proceeds	We expect to receive approximately $ million of net proceeds, based upon the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $        million.

We intend to contribute all of the net proceeds from this offering to Fortis LLC in exchange for Fortis LLC Units. Fortis LLC will use the net proceeds for general corporate purposes, including to fund future acquisitions of mineral and royalty interests. Please read “Use of Proceeds.”

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the additional net proceeds to us would be approximately $ million, based on an assumed initial offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount. We intend to contribute all of the net proceeds therefrom to Fortis LLC in exchange for an additional number of Fortis LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. Fortis LLC will use any such net proceeds for general corporate purposes, including to fund future acquisitions of mineral and royalty interests. Please read “Use of Proceeds.”

Dividend policy	We expect to pay dividends on our Class A common stock in amounts determined from time to time by our board of directors. However, the declaration and payment of any dividends will be at the sole discretion of our board of directors, which may change our dividend policy at any time. Future dividend levels will depend on the earnings of our subsidiaries, including Fortis LLC, their financial condition, cash requirements, regulatory restrictions, any restrictions in financing agreements (including our new revolving credit facility) and other factors deemed relevant by the board. Please read “Dividend Policy.”

Redemption Rights of Fortis LLC Unit Holders

Under the Fortis LLC Agreement, each Fortis LLC Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Fortis LLC to acquire all or a portion of its Fortis LLC Units for, at Fortis LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Fortis LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Fortis Inc. (instead of Fortis LLC) will have the right, pursuant to the Call Right, to acquire each tendered Fortis LLC Unit directly from the redeeming Fortis LLC Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any redemption of Fortis LLC Units pursuant to the Redemption Right or acquisition pursuant our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Fortis LLC Agreement.”

Listing and trading symbol	We intend to apply to list our Class A common stock on the NYSE under the symbol “NRIA.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

The information above does not include                  shares of Class A common stock reserved for issuance pursuant to our 2019 Long-Term Incentive Plan (the “LTIP”).

Summary Historical Financial Data

Fortis Inc. was formed in February 2019 and does not have historical financial operating results. The following table shows summary historical combined financial data, for the periods and as of the dates indicated, of our Predecessor, which represents the Predecessor Companies on a combined basis, as the combination of the Predecessor Companies in our Corporate Reorganization will be accounted for as an acquisition of entities under common control. The summary historical combined financial data of the Predecessor Companies as of and for the years ended December 31, 2017 and 2018 were derived from the audited historical combined financial statements of the Predecessor Companies included elsewhere in this prospectus.

For a detailed discussion of the summary historical financial data contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and the historical financial statements of the Predecessor Companies included elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Predecessor
	Year Ended December 31,
	2017	2018
	(In thousands, except per share data)
Statement of Operations Data:
Revenue:
Oil, natural gas, and NGLs	$52,022	$

Lease bonus and other	1,280

Total revenue	53,302

Operating costs and expenses:
Production and ad valorem taxes	1,419
Processing, transportation, and other	1,862
Depletion	18,965
Impairment of oil and natural gas properties	516
Gain on disposition of assets	(675)
General and administrative (related party)	6,810

General and administrative—other	118

Total operating cost and expenses	29,015

Operating income	24,287

Other income (expense):
Interest income	25
Interest expense	(206)

Other	(10)

Total other income (expense)	(191)

Net income	$24,096	$

Pro Forma Information(1):
Pro forma income tax expense(2)		$
Pro forma net income
Pro forma non-controlling interest(3)
Pro forma net income attributable to Class A common shareholders

	Predecessor
	Year Ended December 31,
	2017	2018
	(In thousands, except per share data)
Pro forma net income per share attributable to Class A common shareholders(4)
Basic
Diluted
Pro forma weighted-average number of shares of Class A common stock(4)
Basic
Diluted
Statements of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$29,458	$
Investing activities	$(373,078)	$
Financing activities	$331,229	$
Balance Sheet Data (at period end):
Cash and cash equivalents	$18,848	$
Total assets	$656,605	$
Long-term debt	$—	$
Total liabilities	$1,173	$
Total equity	$655,432	$
Other Financial Data:
Adjusted operating margin(5)	$50,021	$
Adjusted EBITDA(5)	$43,093	$
Free cash flow(5)	$43,047	$

(1)	The pro forma information is adjusted to account for the completion of this offering and our Corporate Reorganization.
(2)

Fortis Inc. is a corporation and is subject to U.S. federal income and certain state-level taxes. Our Predecessor was not subject to U.S. federal income tax or certain state-level taxes at an entity level. As a result, the net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(3)	Reflects the pro forma adjustment to non-controlling interest and net income attributable to Class A common shareholders to reflect the ownership of Fortis LLC Units by each of the Existing Owners.
(4)

Pro forma net income per share attributable to Class A common shareholders and weighted average shares of Class A common stock outstanding reflect the number of shares of Class A common stock we expect to have outstanding upon the completion of our Corporate Reorganization.

(5)

Please read “—Non-GAAP Financial Information” below for the definitions of adjusted operating margin, adjusted EBITDA and free cash flow and a reconciliation of each of these measures to our most directly comparable financial measure calculated and presented in accordance with GAAP.

Non-GAAP Financial Information

We define adjusted operating margin as total revenue less production and ad valorem taxes and processing, transportation and other expense. We define adjusted EBITDA as net income (loss) before depletion, impairment of oil and natural gas properties, interest income, interest expense, income tax expense, other income and gain or loss on disposition of assets. We define free cash flow as cash provided by operating activities before changes in operating assets and liabilities. Adjusted operating margin and adjusted EBITDA are non-GAAP supplemental financial measures used by our management and by external users of our financial statements, such as investors, research analysts and others, to assess the financial performance of our assets over the long term without regard to financing methods, capital structure or historical cost basis. Adjusted operating margin also provides additional information regarding the profitability of our assets without the burden of general and administrative expenses. Free cash flow is a supplemental non-GAAP financial measure that is used by management in assessing our ability to pursue business opportunities and investments and our ability to return capital to investors.

Adjusted operating margin, adjusted EBITDA and free cash flow do not represent and should not be considered alternatives to, or more meaningful than, net income, cash provided by operating activities or any other financial measure calculated and presented in accordance with GAAP. Adjusted operating margin, adjusted EBITDA and free cash flow have important limitations as analytical tools because they exclude some items that affect net income or cash provided by operating activities, as applicable. Our computations of adjusted operating margin, adjusted EBITDA and free cash flow may differ from computations of similarly titled measures of other companies.

The following table presents a reconciliation of adjusted operating margin, adjusted EBITDA and free cash flow to the most directly comparable GAAP financial measure for the periods indicated:

	Year Ended December 31,
	2017	2018
	(in thousands)
Reconciliation to net income:
Net income	$24,096	$
Add:
General and administrative (related party and other)	$6,928
Depletion	18,965
Impairment of oil and natural gas properties	516
Interest expense	206
Other expense	10
Income tax expense	—
Less:
Interest income	(25)
Gain on disposition of assets	(675)

Adjusted operating margin	$50,021	$
Less:
General and administrative (related party and other)	(6,928)

Adjusted EBITDA	$43,093	$

Reconciliation to cash provided by operating activities:
Cash provided by operating activities	$29,458	$
Add:
Changes in operating assets and liabilities	13,589

Free cash flow	$43,047	$

Summary Reserve Data

The following table sets forth estimates of our proved oil, natural gas and NGL reserves as of December 31, 2018 based on a reserve report prepared by Ryder Scott. The reserve report was prepared in accordance with the rules and regulations of the SEC. You should refer to “Risk Factors,” “Business—Oil, Natural Gas and NGLs Data—Reserves,” “Business—Oil, Natural Gas and NGLs Production Prices and Costs—Production and Price History,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included herein in evaluating the material presented below.

December 31, 2018(1)
Estimated proved reserves:
Oil (MBbls)	6,273
Natural gas (MMcf)	31,481
NGLs (MBbls)	4,519

Total (MBoe)	16,038
Percent proved developed producing(2)	100%
Oil and Natural Gas Prices:
Oil—WTI posted price per Bbl	$65.56
Natural gas—Henry Hub spot price per Mcf	$3.10

(1)

Our estimated net proved reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For oil and NGL volumes, the average West Texas Intermediate (“WTI”) posted price of $65.56 per Bbl as of December 31, 2018 was adjusted for quality, transportation fees and a regional price differential. NGL prices varied by basin from 29% to 41% of the WTI posted price. For gas volumes, the average Henry Hub spot price of $3.10 per Mcf as of December 31, 2018 was adjusted for energy content, transportation fees and a regional price differential. All prices do not give effect to derivative transactions and are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $63.11 per Bbl of oil, $23.47 per Bbl of NGL and $2.33 per Mcf of gas as of December 31, 2018.

(2)	As of December 31, 2018, we did not have any PUD or non-producing reserves.

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” and the following risks before making an investment decision. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals. As a result, the trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Substantially all of our revenues are derived from royalty payments that are based on the price at which oil, natural gas and NGLs produced from the acreage underlying our interests are sold. Prices of oil, natural gas and NGLs are volatile due to factors beyond our control. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations.

Our revenues, operating results, cash flows and the carrying value of our mineral and royalty interests depend significantly upon the prevailing prices for oil, natural gas and NGLs. Historically, oil, natural gas and NGL prices have been volatile and are subject to fluctuations in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control, including:

•	the domestic and foreign supply of and demand for oil, natural gas and NGLs;

•	market expectations about future prices of oil, natural gas and NGLs;

•	the level of global oil, natural gas and NGL exploration and production;

•	the cost of exploring for, developing, producing and delivering oil, natural gas and NGLs;

•	the price and quantity of foreign imports and U.S. exports of oil, natural gas and NGLs;

•	the level of U.S. domestic production;

•	political and economic conditions in oil producing regions, including the Middle East, Africa, South America and Russia;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	trading in oil, natural gas and NGL derivative contracts;

•	the level of consumer product demand;

•	weather conditions and natural disasters;

•	technological advances affecting energy consumption, energy storage and energy supply;

•	domestic and foreign governmental regulations and taxes;

•

the continued threat of terrorism and the impact of military and other action, including U.S. military operations in the Middle East and economic sanctions such as those imposed by the U.S. on oil and gas exports from Iran;

•	the proximity, cost, availability and capacity of oil, natural gas and NGL pipelines and other transportation facilities;

•	the price and availability of alternative fuels; and

•	overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil, natural gas and NGL price movements with any certainty. For example, since January 1, 2014, the posted price for WTI light sweet crude oil has ranged from a low of $26.19 per Bbl in February 2016 to a high of $107.95 per Bbl in June 2014, and the Henry Hub spot market price of natural gas has ranged from a low of $1.49 per MMBtu in March 2016 to a high of $8.15 per MMBtu in February 2014.

Any substantial decline in the price of oil, natural gas and NGLs or prolonged period of low commodity prices will materially adversely affect our business, financial condition, results of operations and cash flows. In addition, lower oil, natural gas and NGL prices may reduce the amount of oil, natural gas and NGLs that can be produced economically by our operators, which may reduce our operators’ willingness to develop our properties. This may result in our having to make substantial downward adjustments to our estimated proved reserves, which could negatively impact our borrowing base and our ability to fund our operations. Our operators could also determine during periods of low commodity prices to shut in or curtail production from wells on our properties. In addition, they could determine during periods of low commodity prices to plug and abandon marginal wells that otherwise may have been allowed to continue to produce for a longer period under conditions of higher prices. Specifically, they may abandon any well if they reasonably believe that the well can no longer produce oil, natural gas or NGLs in commercially paying quantities.

We depend on various unaffiliated operators for all of the exploration, development and production on the properties underlying our mineral and royalty interests. Substantially all of our revenue is derived from royalty payments made by these operators. A reduction in the expected number of wells to be drilled on our acreage by these operators or the failure of our operators to adequately, efficiently and timely develop and operate our acreage could have an adverse effect on our results of operations.

Our assets consist of mineral and royalty interests. Because we depend on third-party operators for all of the exploration, development and production on our properties, we have little to no control over the operations related to our properties. For the year ended December 31, 2018, we received revenue from over                  operators, with approximately     % coming from the top                      operators on our properties. The failure of our operators to adequately or efficiently perform operations or an operator’s failure to act in ways that are in our best interests could reduce production and revenues. Our operators are often not obligated to undertake any development activities other than those required to maintain their leases on our acreage. In the absence of a specific contractual obligation, any development and production activities will be subject to their reasonable discretion (subject to certain implied obligations to develop imposed by the laws of some states). Our operators could determine to drill and complete fewer wells on our acreage than is currently expected. The success and timing of drilling and development activities on our properties, and whether the operators elect to drill any additional wells on our acreage, depends on a number of factors that are largely outside of our control, including:

•	the capital costs required for drilling activities by our operators, which could be significantly more than anticipated;

•	the ability of our operators to access capital;

•	prevailing commodity prices;

•	the availability of suitable drilling equipment, production and transportation infrastructure and qualified operating personnel;

•	the operators’ expertise, operating efficiency and financial resources;

•	approval of other participants in drilling wells;

•	the operators’ expected return on investment in wells drilled on our acreage as compared to opportunities in other areas;

•	our operators’ allocation of capital amongst their properties, including those where we may not own any interests;

•	the selection of technology;

•	the selection of counterparties for the marketing and sale of production; and

•	the rate of production of the reserves.

The operators may elect not to undertake development activities, or may undertake these activities in an unanticipated fashion, which may result in significant fluctuations in our results of operations and cash flows. Sustained reductions in production by the operators on our properties may also adversely affect our results of operations and cash flows. Additionally, if an operator were to experience financial difficulty, the operator might not be able to pay its royalty payments or continue its operations, which could have a material adverse impact on us.

Our failure to successfully identify, complete and integrate acquisitions could adversely affect our growth and results of operations.

We depend partly on acquisitions to grow our reserves, production and cash flows. Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic data, and other information, the results of which are often inconclusive and subject to various interpretations. The successful acquisition of properties requires an assessment of several factors, including:

•	recoverable reserves;

•	future oil, natural gas and NGL prices and their applicable differentials;

•	development plans;

•	the capital and operating costs our operators would incur to develop and operate the properties; and

•	potential environmental and other liabilities that operators of the properties may incur.

The accuracy of these assessments is inherently uncertain and we may not be able to identify attractive acquisition opportunities. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices, given the nature of our interests. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Even if we do identify attractive acquisition opportunities, we may not be able to complete the acquisition on commercially acceptable terms or at all.

There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our ability to complete acquisitions may be dependent upon, among other things, our ability to obtain debt and equity financing. In addition, these acquisitions may be in geographic regions in which we do not currently hold properties, which could subject us to additional and unfamiliar legal and regulatory requirements. Further, the success of any completed acquisition will depend on our ability to integrate effectively the acquired assets into our existing operations. The process of integrating acquired assets may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources.

No assurance can be given that we will be able to identify suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. Our failure to achieve consolidation savings, to successfully integrate the acquired businesses and assets into our existing operations or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition, results of operations and cash flows. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our growth, results of operations and cash flows.

Any acquisitions of additional mineral and royalty interests that we complete will be subject to substantial risks.

Even if we do make acquisitions that we believe will increase our cash generated from operations, these acquisitions may nevertheless result in a net decrease in our cash flows from operations. Any acquisition also involves other potential risks, including, among other things:

•

the validity of our assumptions about estimated proved reserves, future production, prices, revenues, capital expenditures, the operating expenses and costs our operators would incur to develop the minerals;

•	a decrease in our liquidity by using a significant portion of our cash generated from operations or borrowing capacity to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur debt to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which any indemnity we receive is inadequate;

•	mistaken assumptions about the overall cost of equity or debt;

•	our ability to obtain satisfactory title to the assets we acquire;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets; and

•	the occurrence of other significant changes, such as impairment of oil and natural gas properties, goodwill or other intangible assets, asset devaluation or restructuring charges.

Our identified drilling locations are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. Further, our estimates of these locations are based on assumptions derived from the publicly available disclosure of our operators and industry-wide results of operations, which may not be accurate or ultimately come to fruition. As a result, there is no guarantee that our estimates will be consistent with potential drilling locations that our operators have identified or that the actual drilling activities of our operators will be materially consistent with those presently identified.

The ability of our operators to drill and develop additional drilling locations depends on a number of uncertainties, including the availability of capital, construction of and limitations on access to infrastructure, inclement weather, regulatory changes and approvals, oil, natural gas and NGL prices, costs, drilling results and the availability of water. We calculate our additional locations on a risked and total basis utilizing information that we deem relevant. Such estimates may not be accurate and the ultimate number of wells drilled on our properties may be lower than expected. The use of technologies and the study of producing fields in the same area will not enable our operators to know conclusively prior to drilling whether oil, natural gas or NGLs will be present or, if present, whether oil, natural gas or NGLs will be present in sufficient quantities to be economically viable. Even if sufficient amounts of oil or natural gas exist, our operators may damage the potentially productive hydrocarbon-bearing formation or experience mechanical difficulties while drilling or completing the well, possibly resulting in a reduction in production from the well or abandonment of the well. If our operators drill additional wells that they identify as dry holes in current and future drilling locations, their drilling success rate may decline and materially harm their business as well as ours.

We cannot assure you that the analogies our operators draw from available data from the wells on our acreage, more fully explored locations or producing fields or industry estimates we use will be applicable to our drilling locations. Further, initial production rates reported by our or other operators in the areas in which our reserves are located may not be indicative of future or long-term production rates. Because of these uncertainties, we do not know if the additional locations we have identified will ever be drilled or if our operators will be able to produce oil, natural gas or NGLs from these or any other additional locations. As such, the actual drilling activities of our operators may materially differ from those presently identified, which could adversely affect our business, results of operation and cash flows.

Additionally, the additional locations we have identified are based in part on the geologic and other data available to us and our interpretation of such data. As a result, there is no guarantee that our estimates will be consistent with potential drilling locations that our operators have identified, because our operators may have reached different conclusions about the potential drilling locations on our properties, and our operators control the ultimate decision as to where and when a well is drilled.

We either have little or no control over the timing of future drilling with respect to our interests, and we are unable to determine with certainty which operators will ultimately operate our properties.

We have little or no control over whether our properties will be developed. Recovery of oil and natural gas underlying our properties requires significant capital expenditures and successful drilling operations, and the decision to pursue development of a potential drilling location will be made by our operators and not by us. There is no guarantee that our operators will fund capital expenditures and development at the pace we have assumed or that the results of the development will be as estimated. Increases in costs to drill and develop our properties, or decreases in commodity prices may result in the delay of the development of our properties or may result in some projects becoming uneconomical. If there are delays in drilling our properties, our Activity Wells may not be converted to PDP Wells in a timeframe consistent with our historic conversion cycles, and the permits on our Activity Wells may expire if those wells are not further developed within a specified period of time. Furthermore, recently operators have increasingly focused on operating within cash flows. As a result, in environments where costs to produce are high or commodity prices are depressed, our operators may halt or reduce drilling on our properties.

Additionally, when we evaluate acquisition opportunities and the likelihood of the successful and complete development of our properties, we consider which companies we expect to operate our properties. Historically, many of our properties have been operated by active, well-capitalized operators that have expressed their intent to execute multi-year, pad-focused development programs. There is no guarantee, however, that such operators will become or remain the operators on our properties or that their development plans will not change. To the extent our operators fail to perform at the levels projected or the operator of our properties or sell their working interests to, are merged with, or are acquired by, another operator that lacks the same level of capitalization or experience, it could adversely affect our business and expected cash flows.

We rely on our operators, third parties and government databases for information regarding our assets and, to the extent that information is incorrect or incomplete, our financial and operational information and projections may be incorrect.

As an owner of mineral and royalty interests, we rely on the operators of the properties to notify us of information regarding production on our properties in a timely and complete manner, as well as the accuracy of information obtained from third parties and government databases. We use this information to evaluate our operations and cash flows, as well as to predict our expected production and possible future locations. To the extent we do not timely receive this information or the information is incomplete or incorrect, our results may be incorrect and our ability to project potential growth may be materially adversely affected. Furthermore, to the extent we have to update any publicly disclosed results or projections made in reliance on this incorrect or incomplete information, investors could lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock.

Substantially all of our producing properties are located in the Permian Basin and in the Anadarko Basin, making us vulnerable to risks associated with operating in a limited number of geographic areas.

Substantially all of our properties are geographically concentrated in the Permian Basin and in the Anadarko Basin. As a result of this concentration, we and our operators may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in these areas caused by governmental regulation, processing or transportation capacity constraints, market limitations, availability of equipment and personnel, water shortages or other drought-related conditions or interruption of the processing or transportation of oil, natural gas or NGLs. Specifically, for example, drought conditions in Texas resulted in certain local water districts restricting the use of water for hydraulic fracturing; limited takeaway capacity in the Permian Basin caused by logistical and infrastructure constraints at the Cushing, Oklahoma transport hub, resulting in an oversupply of oil and lower realized prices; and allegations related to seismic activity and the potential for increased regulatory obligations and limitations resulting therefrom in the Anadarko Basin.

Our operators may face various liquidity constraints resulting in the failure to further conduct exploration and drilling activities on our acreage. We may experience delays in the payment of royalties and be unable to replace operators that do not make required royalty payments, and we may not be able to terminate our leases with defaulting lessees if any of the operators on those leases declare bankruptcy.

Constraints on the liquidity of our operators may result in delays or the cessation of exploration and drilling activities on our acreage. We have no control over the liquidity of our operators and our acreage may not be further developed as a result of any potential deterioration of our operators’ financial condition. Liquidity constraints could result in a delay or the failure of our operators to make royalty payments.

A failure on the part of the operators to make royalty payments on our mineral interests may give us the right to terminate the lease, repossess the property and enforce payment obligations under the lease. If we repossessed any of our properties, we would seek a replacement operator. However, we might not be able to find a replacement operator and, if we did, we might not be able to enter into a new lease on favorable terms within a reasonable period of time. In addition, the outgoing operator could be subject to a proceeding under Title 11 of the United States Code (the “Bankruptcy Code”), in which case our right to enforce or terminate the lease for any defaults, including non-payment, may be substantially delayed or otherwise impaired. In general, in a proceeding under the Bankruptcy Code, the bankrupt operator would have a substantial period of time to decide whether to ultimately reject or assume the lease, which could prevent the execution of a new lease or the assignment of the existing lease to another operator. In the event that the operator rejected the lease, our ability to collect amounts owed would be substantially delayed, and our ultimate recovery may be only a fraction of the amount owed or nothing. In addition, if we are able to enter into a new lease with a new operator, the replacement operator may not achieve the same levels of production or sell oil, natural gas or NGLs at the same price as the operator it replaced.

Acquisitions and our operators’ development activities of our leases will require substantial capital, and we and our operators may be unable to obtain needed capital or financing on satisfactory terms or at all.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in connection with the acquisition of mineral and royalty interests. In the future, we may need capital in excess of the amounts we retain in our business or borrow under our new revolving credit facility. We cannot assure you that we will be able to access external capital on terms favorable to us or at all. If we are unable to fund our capital requirements, we may be unable to complete acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our results of operation and cash flows.

Many of our operators are also dependent on the availability of external debt and equity financing sources to maintain or grow their drilling programs. If those financing sources are not available to the operators on favorable terms or at all, then we expect the development of our properties to be adversely affected. Furthermore, operators are increasingly expressing their intention to operate within cash flows, which could result in a reduction to their capital budgets in response to decreased commodity prices. If the development of our properties is adversely affected, then revenues from our mineral and royalty interests may decline.

Our future success depends on replacing reserves through acquisitions and the exploration and development activities of the operators of our properties. Unless we replace the oil, natural gas and NGLs produced from our properties, our results of operations and financial position could be adversely affected.

Producing oil and natural gas wells are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil, natural gas and NGL reserves and our operators’ production thereof and our cash flows are highly dependent on the successful development and exploitation of our current reserves and our ability to successfully acquire additional reserves that are economically recoverable. Moreover, the production decline rates of our properties may be significantly higher than currently estimated if the wells on our properties do not produce as expected. We may also not be able to find, acquire or develop additional reserves to replace the current and future production of our properties at economically acceptable terms. Aside from acquisitions, we have little to no control over the exploration and development of our properties. If we are not able to replace or grow our oil, natural gas and NGL reserves, our business, financial condition and results of operations would be adversely affected.

Project areas on our properties, which are in various stages of development, may not yield oil, natural gas or NGLs in commercially viable quantities.

Project areas on our properties are in various stages of development, ranging from project areas with current drilling or production activity to project areas that have limited drilling or production history. If the wells in the process of being completed do not produce sufficient revenues or if dry holes are drilled, our financial condition, results of operations and cash flows may be adversely affected.

The unavailability, high cost or shortages of rigs, equipment, raw materials, supplies or personnel may restrict or result in increased costs for operators related to developing and operating our properties.

The oil and natural gas industry is cyclical, which can result in shortages of drilling rigs, equipment, raw materials (particularly water and sand and other proppants), supplies and personnel. When shortages occur, the costs and delivery times of rigs, equipment and supplies increase and demand for, and wage rates of, qualified drilling rig crews also rise with increases in demand. We cannot predict whether these conditions will exist in the future and, if so, what their timing and duration will be. In accordance with customary industry practice, our operators rely on independent third-party service providers to provide many of the services and equipment necessary to drill new wells. If our operators are unable to secure a sufficient number of drilling rigs at reasonable costs, our financial condition and results of operations could suffer. Shortages of drilling rigs, equipment, raw materials, supplies, personnel, trucking services, tubulars, fracking and completion services and production equipment could delay or restrict our operators’ exploration and development operations, which in turn could have a material adverse effect on our financial condition, results of operations and cash flows.

The marketability of oil, natural gas and NGL production is dependent upon transportation, pipelines, refining facilities and other infrastructure related assets, which neither we nor many of our operators control. Any limitation in the availability of those facilities or assets could interfere with our or our operators’ ability to market our or our operators’ production and could harm our business.

The marketability of our or our operators’ production depends in part on the availability, proximity and capacity of pipelines, tanker trucks and other transportation methods, processing and refining facilities and other infrastructure assets owned by third parties. The amount of oil that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage or lack of available capacity on these systems, tanker truck availability and extreme weather conditions. Also, production from the wells on our acreage may be insufficient to support the construction of pipeline facilities, and the shipment of our or our operators’ oil, natural gas and NGLs on third-party pipelines may be curtailed or delayed if it does not meet the quality specifications of the pipeline owners. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we or our operators are provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in gathering system or transportation, processing or refining-facility capacity could reduce our or our operators’ ability to market the production from our properties and have a material adverse effect on our financial condition, results of operations and cash flows. Our or our operators’ access to transportation options and the prices we or our operators receive can also be affected by federal and state regulation—including regulation of oil, natural gas and NGL production, transportation and pipeline safety—as well by general economic conditions and changes in supply and demand. In addition, the third parties on whom we or our operators rely for transportation services are subject to complex federal, state, tribal and local laws that could adversely affect the cost, manner or feasibility of conducting our business.

We have not entered into hedging arrangements with respect to the oil, natural gas and NGL production from our properties, and we will be exposed to the impact of decreases in the price of oil, natural gas and NGLs.

We have not entered into hedging arrangements to establish, in advance, a price for the sale of the oil, natural gas and NGLs produced from our properties, and we may not enter into such arrangements in the future. As a result, we may not be protected against decreases in price, and if the price of oil and natural gas decreases significantly, our business, results of operation and cash available for distribution may be materially adversely affected.

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

Oil, natural gas and NGL reserve engineering is not an exact science and requires subjective estimates of underground accumulations of oil, natural gas and NGLs and assumptions concerning future oil, natural gas and NGL prices, production levels, ultimate recoveries and operating costs. As a result, estimated quantities of proved reserves and projections of future production rates may be incorrect. Our estimates of proved reserves and related valuations as of December 31, 2018 were prepared by Ryder Scott, which conducted a detailed review of all of our properties at that time using information provided by us. Over time, we may make material changes to reserve estimates taking into account the results of actual drilling, testing and production. In addition, certain assumptions regarding future oil, natural gas and NGL prices, production levels and operating costs may prove incorrect. A substantial portion of our reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. Any significant variance from these assumptions to actual figures could greatly affect our estimates of reserves and future cash generated from operations. Numerous changes over time to the assumptions on which our reserve estimates are based, as described above, often result in the actual quantities of oil, natural gas and NGLs that are ultimately recovered being different from our reserve estimates.

Furthermore, the present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated reserves. In accordance with rules established by the SEC and the Financial Accounting Standards Board, we base the estimated discounted future net cash flows from our proved reserves on the twelve-month average oil and gas index prices, calculated as the unweighted arithmetic average for the first-day-of-the-month price for each month, and costs in effect on the date of the estimate, holding the prices and costs constant throughout the life of the properties. Actual future prices and costs may differ materially from those used in the present value estimate, and future net present value estimates using then-current prices and costs may be significantly less than the current estimate. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

If oil, natural gas and NGL prices decline, we could be required to record impairments of our proved and unproved oil, natural gas and NGL properties that would constitute a charge to earnings and reduce our shareholders’ equity.

Accounting rules require that we review the carrying value of our oil, natural gas and NGL properties for possible impairment at the end of each quarter. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development activities, production data, economics and other factors, we may be required to write down the carrying value of our properties. A write-down constitutes a non-cash impairment charge to earnings. The risk that we will be required to recognize impairments of our oil, natural gas and NGL properties increases during periods of low commodity prices. In addition, impairments would occur if we were to experience sufficient downward adjustments to our estimated proved reserves or the present value of estimated future net revenues. We recognized impairment expenses associated with our proved properties of $0.3 million and impairment expenses associated with our unproved properties of $0.3 million for the year ended December 31, 2017. If we incur impairment charges in the future, our results of operations for the periods in which such charges are taken may be materially and adversely affected.

Conservation measures, technological advances and general concern about the environmental impact of the production and use of fossil fuels could materially reduce demand for oil, natural gas and NGLs and adversely affect our results of operations and the trading market for shares of our Class A common stock.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil, natural gas and NGLs, technological advances in fuel economy and energy-generation devices could reduce demand for oil, natural gas and NGLs. The impact of the changing demand for oil, natural gas and NGL services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows. It is also possible that the concerns about the production and use of fossil fuels will reduce the number of investors willing to own shares of our Class A common stock, adversely affecting the market price of our Class A common stock.

We rely on a few key individuals whose absence or loss could adversely affect our business.

Many key responsibilities within our business have been assigned to a small number of individuals. The loss of their services could adversely affect our business. In particular, the loss of the services of one or more members of our executive team could disrupt our business. Further, we do not maintain “key person” life insurance policies on any of our executive team or other key personnel. As a result, we are not insured against any losses resulting from the death of these key individuals.

The results of exploratory drilling in shale plays will be subject to risks associated with drilling and completion techniques and drilling results may not meet our expectations for reserves or production.

Our operators use the latest drilling and completion techniques in their operations, and these techniques come with inherent risks. When drilling horizontal wells, operators risk not landing the wellbore in the desired drilling zone and straying from the desired drilling zone. When drilling horizontally through a formation, operators risk being unable to run casing through the entire length of the wellbore and being unable to run tools and other equipment consistently through the horizontal wellbore. Risks that our operators face while completing wells include being unable to fracture stimulate the planned number of stages, to run tools the entire length of the wellbore during completion operations and to clean out the wellbore after completion of the final fracture stimulation stage. In addition, to the extent our operators engage in horizontal drilling, those activities may adversely affect their ability to successfully drill in identified vertical drilling locations. Furthermore, certain of the new techniques that our operators may adopt, such as infill drilling and multi-well pad drilling, may cause irregularities or interruptions in production due to, in the case of infill drilling, offset wells being shut in and, in the case of multi-well pad drilling, the time required to drill and complete multiple wells before these wells begin producing. The results of drilling in new or emerging formations are more uncertain initially than drilling results in areas that are more developed and have a longer history of established production. Newer or emerging formations and areas often have limited or no production history and consequently our operators will be less able to predict future drilling results in these areas.

Ultimately, the success of these drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period. If our operators’ drilling results are weaker than anticipated or they are unable to execute their drilling program on our properties, our operating and financial results in these areas may be lower than we anticipate. Further, as a result of any of these developments we could incur material write-downs of our oil and natural gas properties and the value of our undeveloped acreage could decline, and our results of operations and cash flows could be adversely affected.

Acreage must be drilled before lease expiration, generally within three to five years, in order to hold the acreage by production. Our operators’ failure to drill sufficient wells to hold acreage may result in the deferral of prospective drilling opportunities. In addition, our ORRIs that are not already held by production may be lost if the underlying acreage is not drilled before the expiration of the applicable lease or if the lease otherwise terminates.

Leases on oil and natural gas properties typically have a term of three to five years, after which they expire unless, prior to expiration, production is established within the spacing units covering the undeveloped acres. In addition, even if production or drilling is established during such primary term, if production or drilling ceases on the leased property, the lease typically terminates, subject to certain exceptions.

Any reduction in our operators’ drilling programs, either through a reduction in capital expenditures or the unavailability of the requisite equipment or personnel, could result in the expiration of existing leases. If the lease governing any of our mineral interests expires or terminates, all mineral rights revert back to us and we will have to seek new lessees to explore and develop such mineral interests. If the lease underlying any of our ORRIs expires or terminates because it is not held by production, our ORRIs that are derived from such lease will also terminate. Any such expirations or terminations of our leases or our ORRIs could materially and adversely affect the growth of our financial condition, results of operations and cash flows.

Drilling for and producing oil, natural gas and NGLs are high-risk activities with many uncertainties that may materially adversely affect our business, financial condition and results of operations.

The drilling activities of the operators of our properties will be subject to many risks. For example, we will not be able to assure our shareholders that wells drilled by the operators of our properties will be productive. Drilling for oil, natural gas and NGLs often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient oil, natural gas or NGLs to return a profit at then realized prices after deducting drilling, operating and other costs. The seismic data and other technologies used do not provide conclusive knowledge prior to drilling a well that oil, natural gas or NGL is present or that it can be produced economically. The costs of exploration, exploitation and development activities are subject to numerous uncertainties beyond our control and increases in those costs can adversely affect the economics of a project. Further, our operators’ drilling and producing operations may be curtailed, delayed, canceled or otherwise negatively impacted as a result of other factors, including:

•	unusual or unexpected geological formations;

•	loss of drilling fluid circulation;

•	potential defects in title underlying our acreage;

•	facility or equipment malfunctions;

•	unexpected operational events;

•	shortages or delivery delays of equipment and services;

•	compliance with environmental and other governmental requirements; and

•	adverse weather conditions.

Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and other regulatory penalties. In the event that planned operations, including the drilling of development wells, are delayed or cancelled, or existing wells or development wells have lower than anticipated production due to one or more of the factors above or for any other reason, our financial condition, results of operations and cash flows may be materially adversely affected.

Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities.

We expect that our new revolving credit facility will contain a number of significant covenants, including restrictive covenants that may limit our ability to engage in certain other transactions without the prior consent of the lenders. In addition, we expect that our new revolving credit facility will require us to maintain certain financial ratios or to reduce our indebtedness if we are unable to comply with such ratios.

Any restrictions in our new revolving credit facility may also impact our ability to obtain capital to withstand a downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under our new revolving credit facility may impose on us.

A breach of any covenant in our new revolving credit facility may result in a default under the agreement. A default, if not waived, could result in acceleration of the indebtedness outstanding under our new revolving credit facility and in a default with respect to, and an acceleration of, the indebtedness outstanding under any other debt agreements to which we are a party. Any such accelerated indebtedness would become immediately due and payable. If that occurs, we may not be able to make all of the required payments or borrow sufficient funds to refinance such indebtedness. Even if new financing were available at that time, it may not be on terms that are acceptable to us.

Our debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

Our existing and future indebtedness could have important consequences to us, including:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on terms acceptable to us;

•

covenants in our existing and future credit and debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	our access to the capital markets may be limited;

•	our borrowing costs may increase;

•

we may be required to allocate a substantial portion of our cash flows to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and payment of dividends to our shareholders; and

•	our debt levels may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

Any significant reduction in our borrowing base under our new revolving credit facility as a result of the periodic borrowing base redeterminations or otherwise may negatively impact our ability to fund our operations.

We expect that our new revolving credit facility, which we plan to enter into in connection with the completion of this offering, will limit the amounts we can borrow up to a borrowing base amount, which the lenders, in their sole discretion, will unilaterally determine on a regular basis based upon projected revenues from the oil and natural gas properties securing our loan. If our borrowing base is reduced, we may not have access to capital needed to fund our expenditures and we would be required to repay outstanding borrowings in excess of the borrowing base or we must pledge other collateral after applicable grace periods. We may not have other collateral or the financial resources in the future to make mandatory principal prepayments required under our new revolving credit facility, which could lead to a default.

Oil, natural gas and NGL operations are subject to various governmental laws and regulations. Compliance with these laws and regulations can be burdensome and expensive for our operators, and failure to comply could result in our operators incurring significant liabilities, either of which may impact our operators’ willingness to develop our interests.

Our operators’ operations on the properties in which we hold interests are subject to various federal, state and local governmental regulations that may change from time to time in response to economic and political conditions. Matters subject to regulation include drilling operations, production and distribution activities, discharges or releases of pollutants or wastes, plugging and abandonment of wells, maintenance and decommissioning of other facilities, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity to conserve supplies of oil, natural gas and NGLs. In addition, the production, handling, storage and transportation of oil, natural gas and NGLs, as well as the remediation, emission and disposal of oil, natural gas and NGL wastes, by-products thereof and other substances and materials produced or used in connection with oil, natural gas and NGL operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of worker health and safety, natural resources and the environment. Failure to comply with these laws and regulations may result in the assessment of sanctions on our operators, including administrative, civil or criminal penalties, permit revocations, requirements for additional pollution controls and injunctions limiting or prohibiting some or all of our operators’ operations on our properties. Moreover, these laws and regulations have generally imposed increasingly strict requirements related to water use and disposal, air pollution control and waste management.

Laws and regulations governing exploration and production may also affect production levels. Our operators must comply with federal and state laws and regulations governing conservation matters, including:

•	provisions related to the unitization or pooling of the oil and natural gas properties;

•	the establishment of maximum rates of production from wells;

•	the spacing of wells;

•	the plugging and abandonment of wells; and

•	the removal of related production equipment.

Additionally, federal and state regulatory authorities may expand or alter applicable pipeline-safety laws and regulations, compliance with which may require increased capital costs for third-party oil, natural gas and NGL transporters. These transporters may attempt to pass on such costs to our operators, which in turn could affect profitability on the properties in which we own mineral and royalty interests.

Our operators must also comply with laws and regulations prohibiting fraud and market manipulations in energy markets. To the extent the operators of our properties are shippers on interstate pipelines, they must comply with the tariffs of those pipelines and with federal policies related to the use of interstate capacity.

Our operators may be required to make significant expenditures to comply with the governmental laws and regulations described above and may be subject to potential fines and penalties if they are found to have violated these laws and regulations. We believe the trend of more expansive and stricter environmental legislation and regulations will continue. Please read “Business—Regulation of Environmental and Occupational Safety and Health Matters” for a description of the laws and regulations that affect our operators and that may affect us. These and other potential regulations could increase the operating costs of our operators and delay production and may ultimately impact our operators’ ability and willingness to develop our properties.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in our operators incurring increased costs, additional operating restrictions or delays and fewer potential drilling locations.

Our operators engage in hydraulic fracturing. Hydraulic fracturing is a common practice that is used to stimulate production of hydrocarbons from tight formations, including shales. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. Currently, hydraulic fracturing is generally exempt from regulation under the U.S. Safe Drinking Water Act’s Underground Injection Control program (the “UIC program”) and is typically regulated by state oil and gas commissions or similar agencies.

However, several federal agencies have asserted regulatory authority over certain aspects of the process. For example, in June 2016, the U.S. Environmental Protection Agency (“EPA”) published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants. Additionally, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain limited circumstances.

In recent years there has been increased public concern regarding an alleged potential for hydraulic fracturing to adversely affect drinking water supplies and to induce seismic events. As a result, several federal and state regulatory initiatives have emerged that seek to increase the regulatory burden imposed on hydraulic fracturing. From time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process. In the event that new federal restrictions relating to the hydraulic fracturing process are adopted in areas where we own mineral or royalty interests, our operators may incur additional costs or permitting requirements to comply with such federal requirements that may be significant and that could result in added delays or curtailment in our operators’ pursuit of exploration, development or production activities, which would in turn reduce the oil, natural gas and NGLs produced from our properties.

Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states in which our properties are located. For example, Texas, New Mexico and Oklahoma, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to, and litigation concerning, oil, natural gas and NGL production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs for our operators in the production of oil, natural gas and NGLs, including from the developing shale plays, or could make it more difficult for our operators to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in our operators’ completion of new oil and natural gas wells on our properties and an associated decrease in the production attributable to our interests, which could have a material adverse effect on our business, financial condition and results of operations.

Legislation or regulatory initiatives intended to address seismic activity could restrict our operators’ drilling and production activities, which could have a material adverse effect on our business.

State and federal regulatory agencies have recently focused on a possible connection between hydraulic fracturing related activities, particularly the underground injection of wastewater into disposal wells, and the increased occurrence of seismic activity, and regulatory agencies at all levels are continuing to study the possible linkage between oil and gas activity and induced seismicity. For example, in 2015, the United States Geological Study identified eight states, including Oklahoma and Texas, with areas of increased rates of induced seismicity that could be attributed to fluid injection or oil and gas extraction.

In addition, a number of lawsuits have been filed, most recently in Oklahoma, alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. In response to these concerns, regulators in some states are seeking to impose additional requirements, including requirements in the permitting of produced water disposal wells or otherwise to assess the relationship between seismicity and the use of such wells. For example, in October 2014, the Texas Railroad Commission published a new rule governing permitting or re-permitting of disposal wells that would require, among other things, the submission of information on seismic events occurring within a specified radius of the disposal well location, as well as logs, geologic cross sections and structure maps relating to the disposal area in question. If the permittee or an applicant of a disposal well permit fails to demonstrate that the produced water or other fluids are confined to the disposal zone or if scientific data indicates such a disposal well is likely to be or determined to be contributing to seismic activity, then the agency may deny, modify, suspend or terminate the permit application or existing operating permit for that well. The Texas Railroad Commission has used this authority to deny permits for waste disposal wells. In some instances, regulators may also order that disposal wells be shut in.

Separately, the Oklahoma Corporation Commission (“OCC”) has implemented volume reduction plans, and at times required shut-ins, for disposal wells injecting wastewater from oil and gas operations into the Arbuckle formation. In December 2016, the OCC also released well completion seismicity guidelines for operators in the SCOOP and STACK that call for hydraulic fracturing operations to be suspended following earthquakes of certain magnitudes in the vicinity. In February 2018, the OCC revised well completion seismicity guidelines to reduce the threshold of seismic readings required to suspend hydraulic fracturing operations in some circumstances. While the number of induced seismic events in Oklahoma has been decreasing over the past several years, it is possible that the OCC could take additional action to restrict hydraulic fracturing and saltwater disposal well injection activities in the future.

The adoption and implementation of any new laws or regulations that restrict our operators’ ability to use hydraulic fracturing or dispose of produced water gathered from drilling and production activities by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring them to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.

The adoption of climate change legislation by Congress could result in increased operating costs for our operators and reduced demand for the oil, natural gas and NGLs that our operators produce.

In response to findings that emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”) present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the federal Clean Air Act (“CAA”) that among other things, establish Potential for Significant Deterioration (“PSD”), construction and Title V operating permit reviews for certain large stationary sources.

At the federal level, no comprehensive climate change legislation has been implemented to date. The EPA has, however, adopted rules under authority of the CAA that, among other things, establish PSD construction and Title V operating permit reviews for GHG emissions from certain large stationary sources that are also potential major sources of certain principal, or criteria, pollutant emissions. Under these regulations, facilities required to obtain PSD permits must meet “best available control technology” standards for those GHG emissions. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the U.S., including, among others, onshore and offshore production facilities, which include certain of our operators’ operations. The EPA has expanded the GHG reporting requirements to all segments of the oil and natural gas industry, including gathering and boosting facilities as well as completions and workovers from hydraulically fractured oil wells.

Federal agencies also have begun directly regulating emissions of methane from oil and natural gas operations. In June 2016, the EPA published New Source Performance Standards (“NSPS”), known as Subpart OOOOa, that requires certain new, modified or reconstructed facilities in the oil and natural gas sector to reduce these methane gas and volatile organic compound emissions. Following the change in presidential administration, there have been attempts to modify these regulations, and litigation concerning the regulations is ongoing. As a result, we cannot predict the scope of any final methane regulatory requirements or the cost to comply with such requirements. Several states have also adopted rules to control and minimize methane emissions from the production of oil and natural gas, and some others, including where we hold interests, have considered or may consider doing so in the future. For example, New Mexico’s new governor, Michelle Grisham, has previously expressed support for additional methane emission limitations, but we cannot predict whether any such regulations may be adopted.

At the international level, in December 2015, the United States and 194 other participating countries adopted the Paris Agreement, which calls for each participating country to establish their own nationally determined standards for reducing carbon output. However, in August 2017 the United States notified the United Nations that it would be withdrawing from the Paris Agreement. The Paris Agreement provides for a four-year exit process beginning when it took effect in November 2016, which would result in an effective exit date of November 2020. The United States’ adherence to the exit process and/or the terms on which the United States may reenter the Paris Agreement or separately negotiated agreement are unclear at this time.

The adoption and implementation of any international, federal or state legislation or regulations that require reporting of GHGs or otherwise restrict emissions of GHGs could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business, financial condition and results of operations. Notwithstanding potential risks related to climate change, the International Energy Agency estimates that oil and gas will continue to represent a major share of global energy use through 2040, and other private sector studies project continued growth in demand for the next two decades. However, recent activism directed at shifting funding away from companies with energy-related assets could result in limitations or restrictions on certain sources of funding for operators to engage in exploration and production activities, ultimately reducing our royalties. Finally, some scientists have concluded that increasing concentrations of GHG in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climate events that could have an adverse effect on our operators’ operations and the production on our properties.

Additional restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our operators’ ability to conduct drilling activities.

In the United States, the Endangered Species Act (“ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act (the “MBTA”). To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where our operators operate, our operators’ abilities to conduct or expand operations could be limited, or our operators could be forced to incur material additional costs. Moreover, our operators’ drilling activities may be delayed, restricted or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons.

In addition, as a result of one or more settlements approved by the U.S. Fish & Wildlife Service (the “FWS”), the agency is required to make a determination on the listing of numerous other species as endangered or threatened under the ESA by the end of the FWS’ 2017 fiscal year. The designation of previously unidentified endangered or threatened species could cause our operators’ operations to become subject to operating restrictions or bans, and limit future development activity in affected areas. For example, recently, there have been renewed calls to review protections currently in place for the Dunes Sagebrush Lizard, whose habitat includes portions of the Permian Basin, and to reconsider listing the species under the ESA. Likewise, as of November 2016, FWS completed initial reviews of a petition filed by environmental groups to list the Lesser Prairie Chicken as endangered and found substantial information that could support the petitioners’ request. However, further action on the request remains pending. If these species or others are listed, the FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state and private lands. To the extent species are listed under the ESA or similar state laws, or previously unprotected species are designated as threatened or endangered in areas where our properties are located, operations on those properties could incur increased costs arising from species protection measures and face delays or limitations with respect to production activities thereon.

Operating hazards and uninsured risks may result in substantial losses to us or our operators, and any losses could adversely affect our results of operations and cash flows.

The operations of our operators will be subject to all of the hazards and operating risks associated with drilling for and production of oil, natural gas and NGLs, including the risk of fire, explosions, blowouts, surface cratering, uncontrollable flows of oil, natural gas, NGLs and formation water, pipe or pipeline failures, abnormally pressured formations, casing collapses and environmental hazards such as oil and NGL spills, natural gas leaks and ruptures or discharges of toxic gases. In addition, their operations will be subject to risks associated with hydraulic fracturing, including any mishandling, surface spillage or potential underground migration of fracturing fluids, including chemical additives. The occurrence of any of these events could result in substantial losses to our operators due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties, suspension of operations and repairs required to resume operations. If any of our operators were to experience financial difficulties as a result of any such event, it might not be able to make its royalty payments to us or be able to continue to drill and complete locations on our properties, which could have a material adverse impact on us.

Competition in the oil and natural gas industry is intense, which may adversely affect our and our operators’ ability to succeed.

The oil and natural gas industry is intensely competitive, and the operators of our properties compete with other companies that may have greater resources. Many of these companies explore for and produce oil, natural gas and NGLs, carry on midstream and refining operations, and market petroleum and other products on a regional, national or worldwide basis. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil, natural gas and NGL market prices. Our operators’ larger competitors may be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than our operators can, which would adversely affect our operators’ competitive position. Our operators may have fewer financial and human resources than many companies in our operators’ industry and may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties. In addition, our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.

Title to the properties in which we have an interest may be impaired by title defects.

We are not required to, and under certain circumstances we may elect not to, incur the expense of retaining lawyers to examine the title to our royalty and mineral interests. In such cases, we would rely upon the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before acquiring a specific royalty or mineral interest. The existence of a material title deficiency can render an interest worthless and can materially adversely affect our results of operations, financial condition and cash flows. No assurance can be given that we will not suffer a monetary loss from title defects or title failure. Additionally, undeveloped acreage has a greater risk of title defects than developed acreage. If there are any title defects in properties in which we hold an interest, we may suffer a financial loss.

If an owner of working interests burdened by our ORRIs declares bankruptcy and a court determines that all or a portion of such ORRIs were part of the bankruptcy estate, we could be treated as an unsecured creditor with respect to such ORRIs.

In determining whether ORRIs may be treated as part of a bankruptcy estate, a court may take into consideration a variety of factors including, among others, whether ORRIs are typically characterized as a real property interest under applicable state law, the terms conveying the ORRIs and related working interests and the applicable state law procedures required to perfect the interests such parties intend to create. We believe that our ORRIs would be treated as an interest in real property in the states where they are located and, therefore, would not likely be considered a part of the bankruptcy estate. Nevertheless, the outcome is not certain. As such, if an owner of working interests burdened by our ORRIs declares bankruptcy, a court may determine that all or a portion of such ORRIs are part of the bankruptcy estate. In that event, we would be treated as a creditor in the bankruptcy case. Although holders of ORRIs may be entitled to statutory liens and/or other protections under applicable state law that could be enforceable in bankruptcy, there is no guarantee that such security interests or other protections would apply. Therefore, we could be treated as an unsecured creditor of the debtor working interest holder and could lose the entire value of such ORRI.

Loss of our or our operators’ information and computer systems, including as a result of cyber attacks, could materially and adversely affect our business.

We and our operators rely on electronic systems and networks to control and manage our respective businesses. If any of such programs or systems were to fail for any reason, including as a result of a cyber attacks, or create erroneous information in our or our operators’ hardware or software network infrastructure, possible consequences could be significant, including loss of communication links and inability to automatically process commercial transactions or engage in similar automated or computerized business activities. Although we have multiple layers of security to mitigate the effects of cyber attacks, cyber attacks on businesses have escalated in recent years. Moreover, our operators are becoming increasingly dependent on digital technologies to conduct certain exploration, development, production and processing activities, including interpreting seismic data, managing drilling rigs, production activities and gathering systems, conducting reservoir modeling and estimating reserves. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. If our operators become the target of cyberattacks of information security breaches, their business operations may be substantially disrupted, which could have an adverse effect on our results of operations.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil, natural gas and NGLs, potentially putting downward pressure on demand for our operators’ services and causing a reduction in our revenues. Oil, natural gas and NGL related facilities could be direct targets of terrorist attacks, and, if infrastructure integral to our operators is destroyed or damaged, they may experience a significant disruption in their operations. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Risks Related to this Offering and Our Class A Common Stock

Fortis Inc. is a holding company. Fortis Inc.’s sole material asset after completion of this offering will be its equity interest in Fortis LLC and it is accordingly dependent upon distributions from Fortis LLC to pay taxes, cover its corporate and other overhead expenses and pay any dividends on our Class A common stock.

Fortis Inc. is a holding company and will have no material assets other than its equity interest in Fortis LLC. Please see “Corporate Reorganization.” Fortis Inc. has no independent means of generating revenue. To the extent Fortis LLC has available cash, Fortis LLC is required to make (i) generally pro rata distributions to all its unitholders, including to Fortis Inc., in an amount generally intended to allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Fortis LLC, based on certain assumptions and conventions, provided that the distribution will be sufficient to allow Fortis Inc. to satisfy its actual tax liabilities and (ii) non-pro rata distributions to Fortis Inc. in an amount sufficient to cover its corporate and other overhead expenses. In addition, as the sole managing member of Fortis LLC, we intend to cause Fortis LLC to make pro rata distributions to all of its unitholders, including to Fortis Inc., in an amount sufficient to allow us to fund dividends to our shareholders in accordance with our dividend policy, to the extent our board of directors declares such dividends. Therefore, although we expect to pay dividends on our Class A common stock in amounts determined from time to time by our board of directors, our ability to do so may be limited to the extent Fortis LLC and its subsidiaries are limited in their ability to make these and other distributions to us, including due to the restrictions under our new revolving credit facility. To the extent that we need funds and Fortis LLC or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish and maintain new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2020, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2024. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock.

There is no existing market for our Class A common stock and the initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	our operating and financial performance, including reserve estimates;

•	quarterly variations in our financial and operating results;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Class A common stock;

•	sales of our Class A common stock by us or our shareholders or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our shareholders;

•	commencement of or involvement in litigation;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

EnCap will have the ability to direct the voting of a majority of the voting power of our common stock, and its interests may conflict with those of our other shareholders.

Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our amended and restated certificate of incorporation. Upon completion of this offering, affiliates of EnCap will beneficially own, on a combined basis, approximately     % of our shares of Class B common stock, representing an aggregate of     % of our combined voting power (or approximately     % of our combined voting power if the underwriters exercise their option to purchase additional shares in full). As a result, on a combined basis, EnCap will be able to control matters requiring shareholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of EnCap with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other shareholders.

Given this concentrated ownership, EnCap would have to approve any potential acquisition of us. In addition, certain of our directors are currently employees of affiliates of EnCap or its affiliates. These directors’ duties as employees of such entities may conflict with their duties as our directors, and the resolution of these conflicts may not always be in our or your best interest. The existence of significant shareholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company. Our concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant shareholders.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors, who are responsible for managing the direction of our operations and acquisition activities, hold positions of responsibility with other entities (including entities affiliated with EnCap) that are in the business of identifying and acquiring oil and natural gas properties. For example,             of our directors (Messrs.                  and             ) are                      of EnCap, which is in the business of investing in oil and natural gas companies with independent management teams that also seek to acquire oil and natural gas properties. The existing positions held by these directors may give rise to fiduciary or other duties that are in conflict with the duties they owe to us. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management’s business affiliations and the potential conflicts of interest of which our shareholders should be aware, see “Certain Relationships and Related Party Transactions.”

Neither EnCap nor its affiliates are limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable these entities and persons to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents will provide that EnCap and its affiliates (including portfolio investments of EnCap and its affiliates) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us and that we renounce any interest or expectancy in any business opportunity that may be from time to time presented to them. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:

•	permit EnCap and its affiliates, including certain of our directors, to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•

provide that if EnCap, any of its affiliates or any director or officer of EnCap or any of its affiliates who is also one of our directors becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

EnCap or its affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, EnCap and its affiliates may dispose of oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, renouncing our interest and expectancy in any business opportunity that may be from time to time presented to EnCap and its affiliates could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law—Corporate Opportunity.”

EnCap and its affiliates are established participants in the oil and natural gas industry and may have resources greater than ours, which may make it more difficult for us to compete with such entities and persons with respect to commercial activities as well as for potential acquisitions. We cannot assure you that any conflicts that may arise between us and our shareholders, on the one hand, and EnCap, on the other hand, will be resolved in our favor. As a result, competition from EnCap and its affiliates could adversely impact our results of operations.

A significant reduction by our Existing Owners of their ownership interests in us could adversely affect us.

We believe that our Existing Owners’ ownership interest in us provides them with an economic incentive to assist us to be successful. Upon the expiration of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, our Existing Owners will not be subject to any obligation to maintain their ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce their ownership interest in us. If our Existing Owners sell all or a substantial portion of their ownership interests in us, they may have less incentive to assist in our success and their affiliate(s) that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies, which could adversely affect our business, financial condition and results of operations.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without shareholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders, some of which will not apply until EnCap and its affiliates (including the EnCap Funds) no longer collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of our outstanding shares of common stock, which event we refer to as the “Trigger Event.” Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders;

•	provide that the authorized number of directors constituting our board of directors may be changed only by resolution of the board of directors;

•

provide that, after the Trigger Event, all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of our preferred stock, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by shareholders holding a majority of the outstanding shares);

•	provide that our bylaws can be amended by the board of directors;

•

provide that, after the Trigger Event, any action required or permitted to be taken by our shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of our preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of common stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting);

•

provide that, after the Trigger Event, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of not less than 66 2/3% of our then-outstanding shares of common stock (prior to such time, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of a majority of our then-outstanding shares of common stock);

•

provide that, after the Trigger Event, special meetings of our shareholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the members of the board of directors serving at the time of such vote (prior to such time, a special meeting may also be called at the request of our shareholders holding a majority of the then-outstanding shares entitled to vote generally in the election of directors voting together as a single class);

•

provide that, after the Trigger Event, our board of directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors that may be elected by holders of our preferred stock, if any (prior to such time, our board of directors will consist of a single class of directors serving one-year terms);

•

provide that, after the Trigger Event, the affirmative vote of the holders of not less than 66 2/3% in voting power of all then-outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office, and such removal may only be for “cause” (prior to such time, a director may be removed at any time by the affirmative vote of the holders of a majority of our then-outstanding shares of common stock); and

•	prohibit cumulative voting on all matters.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $             per share of Class A common stock.

Based on an assumed initial public offering price of $             per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), purchasers of shares of our Class A common stock in this offering will experience an immediate and substantial dilution of $             per share of Class A common stock in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of December 31, 2018 after giving effect to this offering would be $             per share of Class A common stock. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

Fortis Inc.’s ability to pay dividends to its shareholders may be limited by its holding company structure, contractual restrictions and regulatory requirements.

After this offering, Fortis Inc. will be a holding company and will have no material assets other than its ownership of Fortis LLC Units, and Fortis Inc. will not have any independent means of generating revenue. To the extent Fortis LLC has available cash, Fortis LLC is required to make (i) generally pro rata distributions to all its unitholders, including to Fortis Inc., in an amount generally intended to allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Fortis LLC, based on certain assumptions and conventions, provided that the distribution will be sufficient to allow Fortis Inc. to satisfy its actual tax liabilities and (ii) non-pro rata distributions to Fortis Inc. in an amount sufficient to cover its corporate and other overhead expenses. In addition, as the sole managing member of Fortis LLC, Fortis Inc. intends to cause Fortis LLC to make pro rata distributions to all of its unitholders, including to Fortis Inc., in an amount sufficient to allow it to fund dividends to its shareholders in accordance with its dividend policy, to the extent its board of directors declares such dividends. Fortis LLC is a distinct legal entity and may be subject to legal or contractual restrictions that, under certain circumstances, may limit Fortis Inc.’s ability to obtain cash from it. If Fortis LLC is unable to make distributions, Fortis Inc. may not receive adequate distributions, which could materially and adversely affect its cash flows and financial position and its ability to fund any dividends.

Although Fortis Inc. expects to pay dividends on its Class A common stock, its board of directors will take into account general economic and business conditions, including its financial condition and results of operations, capital requirements, contractual restrictions, including restrictions and covenants contained in its debt agreements, business prospects and other factors that its board of directors considers relevant in determining whether, and in what amounts, to pay such dividends. In addition, Fortis Inc. expects that the new revolving credit facility will limit the amount of distributions that Fortis LLC can make and the purposes for which distributions could be made. Accordingly, Fortis Inc. may not be able to pay dividends even if its board of directors would otherwise deem it appropriate. See “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Capital Stock.”

We are not required to pay dividends by any law, our certificate of incorporation or our bylaws, and to the extent we decide to pay dividends we may change such dividend policy at any time and for any reason. Furthermore, we may not have sufficient available cash to pay dividends on shares of our Class A common stock.

We are not required to pay dividends by any law, our certificate of incorporation or our bylaws, and to the extent we decide to pay dividends we may change such dividend policy at any time and for any reason.

Furthermore, we may not have sufficient available cash to pay dividends on shares of our Class A common stock. Our dividend policy is subject to the discretion of our board of directors and will depend on, among other things, cash available to make dividend payments, the availability of attractive and accretive acquisition opportunities, general economic and business conditions, our strategic plans and prospects, our financial results and condition, contractual, legal and regulatory restrictions on the declaration and payment of cash dividends by us and such other factors as our board of directors considers to be relevant.

In certain circumstances, Fortis LLC will be required to make tax distributions to the Fortis LLC Unit Holders, including Fortis Inc., and such tax distributions may be substantial. To the extent Fortis Inc. receives tax distributions in excess of its actual tax liabilities and retains such excess cash, the Existing Owners would benefit from such accumulated cash balances if they exercise their Redemption Right.

Pursuant to the Fortis LLC Agreement, to the extent Fortis LLC has available cash (taking into account existing and projected capital expenditures), Fortis LLC is required to make generally pro rata distributions (which we refer to as “tax distributions”), to all its unitholders, including Fortis Inc., in an amount generally intended to allow the Fortis LLC Unit Holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Fortis LLC, based on certain assumptions and conventions, provided that tax distributions will be made sufficient to allow Fortis Inc. to satisfy its actual tax liabilities. The amount of such tax distributions will be determined based on certain assumptions, including an assumed individual income tax rate, and will be calculated after taking into account other distributions (including other tax distributions) made by Fortis LLC. Because tax distributions will be made pro rata based on ownership and due to, among other items, differences between the tax rates applicable to Fortis Inc. and the assumed individual income tax rate used in the calculation and requirements under the applicable tax rules that Fortis LLC’s net taxable income be allocated disproportionately to its unitholders in certain circumstances, tax distributions may significantly exceed the actual tax liability for many of the Fortis LLC Unit Holders, including Fortis Inc. If Fortis Inc. retains the excess cash it receives, the Existing Owners would benefit from any value attributable to such accumulated cash balances as a result of their exercise of the Redemption Right. However, we expect to use such accumulated cash balances to pay dividends in respect of our Class A common stock or to take other steps to eliminate any material cash balances. In addition, the tax distributions Fortis LLC will be required to make may be substantial and may exceed the tax liabilities that would be owed by a similarly situated corporate taxpayer. Funds used by Fortis LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business, except to the extent Fortis Inc. uses the excess cash it receives to reinvest in Fortis LLC for additional units.

The U.S. federal income tax treatment of distributions on our Class A common stock to a holder will depend upon our tax attributes and the holder’s tax basis in our stock, which are not necessarily predictable and can change over time.

Distributions of cash or property on our Class A common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of a holder’s tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such common stock. Also, if any holder sells our Class A common stock, the holder will recognize a gain or loss equal to the difference between the amount realized and the holder’s tax basis in such Class A common stock.

To the extent that the amount of our distributions is treated as a non-taxable return of capital as described above, such distribution will reduce a holder’s tax basis in the Class A common stock. Consequently, such excess distributions will result in a corresponding increase in the amount of gain, or a corresponding decrease in the amount of loss, recognized by the holder upon the sale of the Class A common stock or subsequent distributions with respect to such stock. Additionally, with regard to U.S. corporate holders of our Class A shares, to the extent that a distribution on our Class A shares exceeds both our current and accumulated earnings and profits and such holder’s tax basis in such shares, such holders would be unable to utilize the corporate dividends-received deduction (to the extent it would otherwise be applicable to such holder) with respect to the gain resulting from such excess distribution.

Prospective investors in our Class A common stock are encouraged to consult their tax advisors as to the tax consequences of receiving distributions on our Class A shares that are not treated as dividends for U.S. federal income tax purposes.

Future sales of shares of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

The Existing Owners that hold Fortis LLC Units may require Fortis LLC to redeem their Fortis LLC Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions), and our Existing Owners may sell any of such shares of Class A common stock. Additionally, after the expiration or waiver of the lock-up provision contained in the underwriting agreement entered into in connection with this offering, we may sell additional shares of Class A common stock in subsequent public offerings or may issue additional shares of Class A common stock or convertible securities. After the completion of this offering, we will have outstanding                  shares of Class A common stock and                  shares of Class B common stock. This number includes                  shares of Class A common stock that we are selling in this offering and                  shares of Class A common stock that we may sell in this offering if the underwriters exercise their option to purchase additional shares in full, which shares may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters’ option to purchase additional shares, the Existing Owners will own                  shares of Class B common stock, representing approximately         % (or         % if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between them and the underwriters described in “Underwriting,” but may be sold into the market in the future. The Existing Owners will be party to a registration rights agreement, which will require us to effect the registration of their shares of Class A common stock, including any shares of our Class A common stock issuable upon the exchange of Fortis LLC Units and an equal number of shares of our Class B common stock, in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of                  shares of our Class A common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors and executive officers and the Existing Owners have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus, subject to certain exceptions and under certain conditions. Credit Suisse Securities (USA) LLC, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

Our organizational structure confers certain benefits upon the Existing Owners that will not benefit the holders of our Class A common stock to the same extent as it will benefit the Existing Owners.

Our organizational structure confers certain benefits upon the Existing Owners that will not benefit the holders of our Class A common stock to the same extent as it will benefit the Existing Owners. Fortis Inc. will be a holding company and will have no material assets other than its ownership of Fortis LLC Units. As a consequence, our ability to declare and pay dividends to the holders of our Class A common stock will be subject to the ability of Fortis LLC to provide distributions to us. If Fortis LLC makes such distributions, the Existing Owners will be entitled to receive equivalent distributions from Fortis LLC on a pro rata basis. However, because we must pay taxes, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less on a per share basis than the amounts distributed by Fortis LLC to the Existing Owners on a per unit basis. This and other aspects of our organizational structure may adversely impact the future trading market for our Class A common stock.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation will authorize our board of directors to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of our preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of a class or series of our preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of our preferred stock could affect the residual value of our Class A common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosure regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, become a large accelerated filer or issue more than $1 billion of non-convertible debt over the preceding three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

We expect to be a “controlled company” and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon completion of this offering, EnCap, through the EnCap Funds and their affiliates, will beneficially control a majority of the combined voting power of all classes of our outstanding voting stock. As a result, we expect to qualify as a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain applicable corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to such corporate governance requirements. See “Management.”

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

Because we have elected to take advantage of the extended transition period pursuant to Section 107 of the JOBS Act, our financial statements may not be comparable to those of other public companies.

Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Accordingly, our financial statements may not be comparable to companies that comply with public company effective dates, and our shareholders and potential investors may have difficulty in analyzing our operating results by comparing us to such companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus.

The following important factors, in addition to those discussed elsewhere in this prospectus, could affect the future results of the energy industry in general, and our company in particular, and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	our ability to execute on our business strategies;

•	the effect of changes in commodity prices;

•	the level of production on our properties;

•	risks associated with the drilling and operation of oil and natural gas wells;

•	the availability or cost of rigs, equipment, raw materials, supplies, oilfield services, or personnel;

•	legislative or regulatory actions pertaining to hydraulic fracturing, including restrictions on the use of water;

•	the availability of pipeline capacity and transportation facilities;

•	the effect of existing and future laws and regulatory actions;

•	conditions in the capital markets and our ability to obtain capital on favorable terms or at all;

•	the overall supply and demand for oil and natural gas, and regional supply and demand factors, delays, or interruptions of production;

•	competition from others in the energy industry;

•	uncertainty in whether development projects will be pursued;

•	uncertainty of estimates of oil and natural gas reserves and production;

•	the cost of developing the oil and natural gas underlying our properties;

•	our ability to replace our oil and natural gas reserves;

•	our ability to identify, complete and integrate acquisitions;

•	title defects in the properties in which we invest;

•	the cost of inflation;

•	technological advances; and

•	general economic, business or industry conditions.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved or occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil and natural gas that are ultimately recovered.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We expect to receive approximately $        million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the Class A common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to contribute all of the net proceeds from this offering to Fortis LLC in exchange for Fortis LLC Units. Fortis LLC will use the net proceeds from this offering for general corporate purposes, including to fund future acquisitions of mineral and royalty interests.

A $1.00 increase or decrease in the assumed initial public offering price of $        per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

To the extent the underwriters’ option to purchase additional shares is exercised, we intend to contribute all of the net proceeds therefrom to Fortis LLC in exchange for an additional number of Fortis LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. Fortis LLC will use any such net proceeds for general corporate purposes, including to fund future acquisitions of mineral and royalty interests.

DIVIDEND POLICY

We expect to pay dividends on our Class A common stock in amounts determined from time to time by our board of directors. The declaration and payment of any dividends by us will be at the sole discretion of our board of directors, which may change our dividend policy at any time. Our board of directors will take into account:

•	general economic and business conditions;

•	our financial condition and operating results;

•	our cash flows and current and anticipated cash needs;

•	our capital requirements;

•	the availability of acquisitions or other investment opportunities that fit our acquisition criteria;

•

legal, tax, regulatory and contractual (including under our new revolving facility) restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries (including Fortis LLC) to us; and

•	such other factors as our board of directors may deem relevant.

We will be a holding company and will have no material assets other than our ownership of Fortis LLC Units. As a consequence, our ability to declare and pay dividends to the holders of our Class A common stock will be subject to the ability of Fortis LLC to provide distributions to us. If Fortis LLC makes such distributions, the Existing Owners will be entitled to receive equivalent distributions from Fortis LLC on a pro rata basis. However, because we must pay taxes, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less on a per share basis than the amounts distributed by Fortis LLC to the Existing Owners on a per unit basis.

Assuming Fortis LLC makes distributions to us and the Existing Owners in any given year, we expect to pay dividends in respect of our Class A common stock out of the portion, if any, of such distributions remaining after our payment of taxes and our expenses (any such portion, an “excess distribution”). However, because our board of directors may determine to pay or not pay dividends in respect of shares of our Class A common stock based on the factors described above, our holders of Class A common stock may not necessarily receive dividend distributions relating to excess distributions, even if Fortis LLC makes such distributions to us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2018:

•	on an actual basis for our Predecessor; and

•

on an as adjusted basis to give effect to (i) our Corporate Reorganization and (ii) the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $        per share (the midpoint of the price range set forth on the cover of this prospectus) and the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with “Use of Proceeds” and the financial statements and accompanying notes included elsewhere in this prospectus.

As of December 31, 2018
	Actual(1)		As Adjusted(2)
(In thousands, except number of shares and par value)
Cash and cash equivalents	$		$

Long-term debt:
New revolving credit facility		—

Total long-term debt

Equity:
Members’ contributed capital
Class A common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, as adjusted		—
Class B common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, as adjusted		—
Additional paid-in capital

Accumulated other comprehensive income

Accumulated earnings

Total equity	$		$

Total capitalization	$		$

(1)

Fortis Inc. was incorporated in February 2019. The data in this table has been derived from the historical combined financial statements included in this prospectus, which pertain to the assets, liabilities, revenues and expenses of our Predecessor.

(2)

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) additional paid-in capital, total equity and total capitalization by approximately $        million, $        million and $        million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) additional paid-in capital, total equity and total capitalization by approximately $        million, $        million and $        million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of our Class A common stock for accounting purposes. Our net tangible book value as of December 31, 2018, after giving pro forma effect to our Corporate Reorganization, was approximately $        million, or $        per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to the Corporate Reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of December 31, 2018 would have been approximately $        million, or $        per share of Class A common stock. This represents an immediate increase in the net tangible book value of $        per share of Class A common stock (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of Fortis LLC Units for Class A common stock) to our existing shareholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $        per Class A share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of Fortis LLC Units for Class A common stock):

Initial public offering price per share of Class A common stock		$
Pro forma net tangible book value per share as of December 31, 2018 (after giving effect to the Corporate Reorganization)	$
Increase per share attributable to new investors in the offering	$

As adjusted pro forma net tangible book value per share (after giving effect to the Corporate Reorganization and this offering)

Dilution in pro forma net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $        and increase (decrease) the dilution to new investors in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted pro forma basis as of December 31, 2018, the total number of shares of Class A common stock owned by existing shareholders (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of Fortis LLC Units for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $        , calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount	Percent
(in millions)
Existing shareholders			$		%	$

New investors			$		%	$

Total		100%		$100%		$

The data in the table excludes              shares of Class A common stock initially reserved for issuance under our equity incentive plan.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to             , or approximately     % of the total number of shares of Class A common stock.

SELECTED HISTORICAL FINANCIAL DATA

Fortis Inc. was formed in February 2019 and does not have historical financial operating results. The following table shows selected historical combined financial data, for the periods and as of the dates indicated, of our Predecessor, which represents the Predecessor Companies on a combined basis, as the combination of the Predecessor Companies in our Corporate Reorganization will be accounted for as an acquisition of entities under common control. The selected historical combined financial data of the Predecessor Companies as of and for the years ended December 31, 2017 and 2018 were derived from the audited historical combined financial statements of the Predecessor Companies included elsewhere in this prospectus.

For a detailed discussion of the selected historical financial data contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and the historical financial statements of the Predecessor Companies included elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Predecessor
	Year Ended December 31,
	2017	2018
	(In thousands, except per share data)
Statement of Operations Data:
Revenue:
Oil, natural gas, and NGLs	$52,022	$

Lease bonus and other	1,280

Total revenue	53,302

Operating costs and expenses:
Production and ad valorem taxes	1,419
Processing, transportation, and other	1,862
Depletion	18,965
Impairment of oil and natural gas properties	516
Gain on disposition of assets	(675)
General and administrative (related party)	6,810

General and administrative—other	118

Total operating cost and expenses	29,015

Operating income	24,287

Other income (expense):
Interest income	25
Interest expense	(206)

Other	(10)

Total other income (expense)	(191)

Net income	$24,096	$

Pro Forma Information(1):
Pro forma income tax expense(2)		$
Pro forma net income
Pro forma non-controlling interest(3)
Pro forma net income attributable to Class A common shareholders
Pro forma net income per share attributable to Class A common shareholders(4)
Basic

	Predecessor Companies Historical
	Year Ended December 31,
	2017	2018
	(In thousands, except per share data)
Diluted
Pro forma weighted-average number of shares of Class A common stock(4)
Basic
Diluted
Statements of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$29,458	$
Investing activities	$(373,078)	$
Financing activities	$331,229	$
Balance Sheet Data (at period end):
Cash and cash equivalents	$18,848	$
Total assets	$656,605	$
Long-term debt	$—	$
Total liabilities	$1,173	$
Total equity	$655,432	$
Other Financial Data:
Adjusted operating margin(5)	$50,021	$
Adjusted EBITDA(5)	$43,093	$
Free cash flow(5)	$43,047	$

(1)	The pro forma information is adjusted to account for the completion of this offering and our Corporate Reorganization.
(2)

Fortis Inc. is a corporation and is subject to U.S. federal income and certain state-level taxes. Our Predecessor was not subject to U.S. federal income tax or certain state-level taxes at an entity level. As a result, the net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(3)	Reflects the pro forma adjustment to non-controlling interest and net income attributable to Class A common shareholders to reflect the ownership of Fortis LLC Units by each of the Existing Owners.
(4)

Pro forma net income per share attributable to Class A common shareholders and weighted average shares of Class A common stock outstanding reflect the number of shares of Class A common stock we expect to have outstanding upon the completion of our Corporate Reorganization.

(5)

Please read “Summary—Non-GAAP Financial Information” for the definitions of adjusted operating margin, adjusted EBITDA and free cash flow and a reconciliation of each of these measures to our most directly comparable financial measure calculated and presented in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil, natural gas and NGLs, production volumes, estimates of proved reserves, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Overview

We are a returns-focused corporation formed to pursue oil and natural gas mineral and royalty interest opportunities in leading oil-weighted onshore domestic resource plays. Our primary business objective is to generate attractive risk-adjusted returns on capital for our shareholders by identifying, acquiring and managing mineral and royalty interests in high development areas under top-tier operators and sustaining an incentive system that continually aligns management’s interests with those of our shareholders. Substantially all of our interests are located in two geographic locations: (i) the Permian Basin of West Texas and New Mexico and (ii) the STACK play located within the Anadarko Basin of Oklahoma. As of December 31, 2018, we owned mineral and royalty interests in approximately 10,239 NRIA, with average estimated net production of approximately 8.7 MBoe/d in December 2018, 63% of which were liquids.

How We Evaluate Our Operations

We use a variety of operational and financial measures to assess our performance. Among the measures considered by management are the following:

•	volumes of oil, natural gas and NGLs produced;

•	number of Activity Wells and PDP wells on our acreage;

•	commodity prices; and

•	Adjusted operating margin, adjusted EBITDA and free cash flow.

Volumes of Oil, Natural Gas and NGLs Produced

In order to track and assess the performance of our assets, we monitor and analyze our production volumes from the various basins and resource plays that comprise our portfolio of properties. We also regularly compare projected volumes to actual reported volumes and investigate unexpected variances.

Number of Activity Wells and PDP Wells

Drilling on our mineral and royalty interests is driven by the E&P companies that operate our acreage, including any of our acreage that is unitized into a DSU. We monitor the Activity Wells and PDP wells on our acreage in order to track and assess the performance of our assets and to assist us with forecasting near-term production, revenue and free cash flow. We also monitor the Activity Well conversion cycle to better predict near- to long-term revenue and free cash flow. The table below reflects our current horizontal PDP Wells and Activity Wells as of December 31, 2018 across our DSU acreage on an unindexed basis, on an unindexed basis to a 5,000-foot equivalent and on an indexed basis to a 5,000-foot equivalent net to our NRI.

Area(1)	Gross Wells			Indexed Gross Wells			Net to NRI (Indexed)
	PDP Wells	Activity Wells		PDP Wells	Activity Wells		PDP Wells	Activity Wells
		DUCs	Permits		DUCs	Permits		DUCs	Permits
Delaware	673	131	313	896	218	475	7.01	1.08	2.48
Midland	189	77	126	336	143	243	1.97	1.90	1.86
STACK	709	143	32	1,058	245	61	21.07	4.98	0.67

Total	1,571	351	471	2,290	606	779	30.05	7.96	5.01

(1)

This table excludes horizontal well inventory associated with the 339 NRIA we own outside our Key Areas. On this additional acreage, we have, on an unindexed basis, 217 PDP Wells, 31 DUCs and 28 permits and, on an indexed basis, 371 PDP Wells, 59 DUCs and 54 permits (or 0.75, 0.06 and 0.13 wells, respectively, net to our NRI on an indexed basis) across our DSU acreage.

Commodity Prices

The NYMEX WTI futures price and the NYMEX Henry Hub price are widely used benchmarks in the pricing of domestic and imported oil and for the pricing of natural gas, respectively, in the United States. The actual prices realized from the sale of oil and natural gas differ from the quoted NYMEX WTI price and NYMEX Henry Hub price, respectively, as a result of quality and location differentials.

For example, the prices we realize on the oil, natural gas and NGLs produced from our properties are affected by numerous factors, including but not limited to:

•	transportation and downstream supply/demand fundamentals;

•	marketing and transportation contractual arrangements decided by our operators and/or lessees;

•	hydrocarbon quality and Btu content or API gravity specifications; and

•	oil and natural gas lease contractual arrangements.

The following table provides the high and low prices for NYMEX WTI and NYMEX Henry Hub spot month contract prices and our differential in our Key Areas to the average of those benchmark prices for the periods indicated. The differential varies, but our oil and natural gas normally sells at a discount to the NYMEX WTI and NYMEX Henry Hub price, respectively.

	Year Ended December 31,
	2017	2018
Oil (per Bbl):
NYMEX WTI High	$60.46	$
NYMEX WTI Low	$42.48	$
Permian Basin Differential to Average NYMEX WTI	$(2.86)	$
Anadarko Basin Differential to Average NYMEX WTI	$(3.86)	$
Natural Gas (per Mcf):
NYMEX Henry Hub High	$3.71	$
NYMEX Henry Hub Low	$2.44	$
Permian Basin Differential to Average NYMEX Henry Hub	$(0.52)	$
Anadarko Basin Differential to Average NYMEX Henry Hub	$(0.06)	$

NGL pricing is generally tied to the price of oil but varies based on differences in liquid components and locations.

We have not historically engaged in any commodity price hedging activities, and as a result, we bear the risk of any future fluctuations in commodity prices.

Adjusted Operating Margin, Adjusted EBITDA and Free Cash Flow

We define adjusted operating margin as total revenue less production and ad valorem taxes and processing, transportation and other expense. We define adjusted EBITDA as net income (loss) before depletion, impairment of oil and natural gas properties, interest income, interest expense, income tax expense, other income and gain or loss on disposition of assets. We define free cash flow as cash provided by operating activities before changes in operating assets and liabilities. Adjusted operating margin and adjusted EBITDA are non-GAAP supplemental financial measures used by our management and by external users of our financial statements, such as investors, research analysts and others, to assess the financial performance of our assets over the long term without regard to financing methods, capital structure or historical cost basis. Adjusted operating margin also provides additional information regarding the profitability of our assets without the burden of general and administrative expenses. Free cash flow is a supplemental non-GAAP financial measure that is used by management in assessing our ability to pursue business opportunities and investments and our ability to return capital to investors.

Adjusted operating margin, adjusted EBITDA and free cash flow do not represent and should not be considered alternatives to, or more meaningful than, net income, cash provided by operating activities or any other financial measure calculated and presented in accordance with GAAP. Adjusted operating margin, adjusted EBITDA and free cash flow have important limitations as analytical tools because they exclude some items that affect net income or cash provided by operating activities, as applicable. Our computations of adjusted operating margin, adjusted EBITDA and free cash flow may differ from computations of similarly titled measures of other companies.

Please read “Summary—Non-GAAP Financial Information” for a reconciliation of adjusted operating margin, adjusted EBITDA and free cash flow to the most directly comparable GAAP financial measure.

Sources of Our Revenues

Our revenues are primarily derived from the mineral royalty payments we receive from our operators based on the sale of oil, natural gas and NGLs produced from our interests. Mineral royalty revenues may vary significantly from period to period as a result of changes in volumes of production sold by our operators, production mix and commodity prices.

The following table presents the breakdown of our revenues for the following periods:

	Year Ended December 31,
	2017	2018
Revenue:
Oil sales	65%		%
Natural gas sales	19%		%
NGL sales	14%		%
Lease bonus and other	2%		%

Total revenue	100%		%

Principal Components of Our Cost Structure

The following is a description of the principal components of our cost structure. However, as an owner of mineral and royalty interests, we are not obligated to fund drilling and completion capital expenditures to bring a horizontal well into production, lease operating expenses to produce our oil, natural gas and NGLs or the plugging and abandonment costs at the end of a well’s economic life. All of the aforementioned costs are borne entirely by the operators that have leased our mineral and royalty interests.

Processing, Transportation and Other

Processing, transportation and other expenses include the costs to process and transport our production to applicable sales points or takeaway entry points. Generally, the terms of the lease governing the development of our properties permits the operator to pass through these expenses to us by deducting a pro rata portion of such expenses from our production revenues.

Production and Ad Valorem Taxes

We pay production taxes in the areas in which we own assets. Production taxes are paid on produced oil, natural gas or NGLs based on either a percentage of revenues from production sold or the number of units of production sold at fixed rates established by federal, state or local taxing authorities. In general, the production taxes we pay correlate to changes in our oil, natural gas and NGL revenues, which is driven by our production volumes and prices received for our oil, natural gas and NGLs. We are also subject to ad valorem taxes in Texas. Ad valorem taxes are generally based on the state or local government’s appraisal of the value of our oil, natural gas and NGL properties. Rates, methods of calculating property values and timing of payments vary across the different counties in which we own mineral and royalty interests. We are not subject to ad valorem taxes in the other states in which we own assets.

Depletion

Depletion is the systematic expensing of the capitalized costs incurred to acquire oil and natural gas properties. We use the successful efforts method of accounting. Under this method, depletion of capitalized costs is recorded using the units-of-production method based on proved reserves. On the sale or retirement of a complete or partial unit of a proved property, the cost and related accumulated depletion are removed from the property accounts, and any gain or loss is recognized.

General and Administrative

General and administrative (“G&A”) expenses include all direct company related expenses, as well as indirect expenses, including non-employee compensation for executives and other personnel allocated to us by Fortis Administrative Services, LLC (“FAS”). Historically, we have had no employees. Separate Management Services Agreements (the “Management Services Agreements”) were entered into between the Predecessor Companies and FAS to provide management, support and administrative services with respect to managing our properties. At the completion of this offering, the FAS employees providing services to us will become our employees and the Management Services Agreements will be terminated. For more information regarding FAS and our Management Services Agreements, please read “Certain Relationships and Related Party Transactions.”

Interest Expense

Historically, we have incurred interest on our outstanding borrowings under our then-outstanding credit arrangements, which have been subject to variable interest rates. As a result, we incur interest expense that is affected by both fluctuations in interest rates and our financing decisions. We reflect interest paid to the applicable lenders in interest expense.

Income Tax Expense

Historically, the Predecessor Companies have passed through taxable income to their respective owners for U.S. federal income tax purposes and, as a result, the Predecessor Companies were not subject to entity-level

U.S. federal income taxes. However, Fortis Inc. is subject to U.S. federal and state income taxes as a corporation. To the extent we recognized income tax expense prior to this offering, such expense related to the Texas Franchise Tax and certain other state-level income taxes, which are not pass through items. The Texas Franchise Tax (commonly referred to as the Texas Margin Tax) is levied at a rate of 0.75% on applicable gross revenues less certain deductions.

Factors Affecting the Comparability of Our Results of Operations to the

Historical Results of Operations

Our future results of operations may not be comparable to our historical results of operations for the periods presented, primarily for the reasons described below.

Corporate Reorganization

Fortis Inc. was formed to serve as the issuer in this offering and, prior to our Corporate Reorganization, will have had no previous operations, assets or liabilities. Upon the completion of this offering, Fortis Inc. will be the sole managing member of, and own a     % membership interest in, Fortis LLC, and the Existing Owners will own a     % membership interest in Fortis LLC. Following our Corporate Reorganization, we expect to consolidate the results of operations of Fortis LLC and to account for the Existing Owners’ interest in Fortis LLC as non-controlling interests on our balance sheets. Unless otherwise indicated, the financial and operating data presented herein does not give effect to any impact of such non-controlling equity interests. See “Corporate Reorganization.”

Furthermore, prior to our Corporate Reorganization, we have had no employees; FAS has provided management, support and administrative services to us and certain other companies in exchange for our proportional allocation of FAS’s expenses. In connection with our Corporate Reorganization, the FAS employees providing services to us will become our employees and the existing arrangements with FAS will be terminated. However, because we have shared certain of the G&A expenses of FAS with other entities and will no longer be sharing these expenses, including expenses related to employee compensation and our office lease, following our Corporate Reorganization, we will be paying all of those expenses going forward. Pro forma for our Corporate Reorganization, we would have paid approximately $         million for the year ended December 31, 2018 in incremental G&A expenses, which would have increased our G&A expenses in 2018 by     %.

Public Company Expenses

Upon completion of this offering, we expect to incur direct, incremental G&A expenses as a result of being a publicly traded company, including, but not limited to, costs associated with hiring new personnel, implementation of compensation programs that are competitive with our public company peer group, annual and quarterly reports to shareholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. These direct, incremental G&A expenses are not included in our historical results of operations.

Income Taxes

Fortis Inc. is subject to U.S. federal and state income taxes as a corporation. The Predecessor Companies were treated as flow-through entities, and are currently treated as disregarded entities, for U.S. federal income tax purposes, and as such, are generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income will be passed through to the members of Fortis LLC, including Fortis Inc., following our Corporate Reorganization. Accordingly, the financial data attributable to the Predecessor Companies contains no provision for U.S. federal income taxes or income taxes in any state or locality. We

estimate that Fortis Inc. would have been subject to U.S. federal, state and local taxes at a blended statutory rate of     % of 2018 pre-tax earnings and will be subject to a blended statutory rate of     %. Based on a blended statutory rate of     % for 2018, Fortis Inc. would have incurred pro forma income tax expense for the year ended December 31, 2018 of approximately $         million.

Liquidity and Capital Resources

Historically, our primary sources of liquidity have been capital contributions from the Existing Owners, borrowings under our debt arrangements and cash flows from operations. Following the completion of this offering, we expect our primary sources of liquidity to be cash from operations, capital available under our revolving credit facility and access to other external capital sources. We expect our primary use of capital will be for the payment of dividends to our shareholders and for investing in our business, specifically the acquisition of additional mineral and royalty interests.

As a mineral and royalty interest owner, we incur the initial cost to acquire our interests, but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the working interest holders. As a result, our only capital expenditures are related to our acquisition of additional mineral and royalty interests. The amount and allocation of future acquisition-related capital expenditures will depend upon a number of factors, including the number and size of acquisition opportunities, our cash flows from operations, investing and financing activities and our ability to integrate acquisitions. For the year ended December 31, 2018, we incurred approximately $         million for acquisition-related capital expenditures. We periodically assess changes in current and projected cash flows, acquisition and divestiture activities, debt requirements and other factors to determine the effects on our liquidity. Based upon our current oil, natural gas and NGL price expectations for the remainder of 2019, following the closing of this offering, we believe that our cash flow from operations, additional borrowings under our new revolving credit facility and a portion of the proceeds from this offering will provide us with sufficient liquidity to execute our current strategy. However, our ability to generate cash is subject to a number of factors, many of which are beyond our control, including commodity prices, weather and general economic, financial, competitive, legislative, regulatory and other factors. If we require additional capital for acquisitions or other reasons, we may seek such capital through traditional borrowings under our revolving credit facility, joint venture partnerships, asset sales, offerings of debt and equity securities or other means. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us.

Working Capital

Our working capital, which we define as current assets minus current liabilities, totaled $         million at December 31, 2018. Our collection of receivables has historically been timely, and losses associated with uncollectible receivables have historically not been significant. However, when new wells begin producing, our collection of receivables may lag from initial production as operators complete the division order process, at which point we are paid in arrears. Our cash and cash equivalents balance totaled $        million at December 31, 2018. We expect that our cash flows from operations, additional borrowings under our new revolving credit facility and a portion of the proceeds from this offering will be sufficient to fund our working capital needs. We expect that the pace of our operators’ drilling of our undeveloped locations, production volumes, commodity prices and differentials to WTI and Henry Hub prices for our oil, natural gas and NGL production will be the largest variables affecting our working capital.

New Revolving Credit Facility

In connection with the closing of this offering, we will enter into a new revolving credit facility with a syndicate of lenders with a maximum credit amount of $        and a sublimit for letters of credit of the lesser of $        or the borrowing base. The amount available to be borrowed under our new revolving credit facility will be subject to a borrowing base that will be redetermined semiannually and will depend on the volumes of our proved oil and natural gas reserves and estimated cash flows from these reserves and commodity derivative positions. Our borrowing base will initially be approximately $        million. In addition, the borrowing base will be reduced by     % of the principal amount of any senior notes we issue in the future in excess of an aggregate of $        million.

We expect that our new revolving credit facility will be secured by liens on substantially all of our properties and guarantees from our subsidiaries. We also expect that our new revolving credit facility will contain certain restrictive covenants and will require us to maintain certain financial ratios.

Contractual Obligations

A summary of our contractual obligations as of December 31, 2018 is provided in the following table:

	2019	2020	2021	2022	2023	Thereafter	Total
	(In thousands)
	$	$	$	$	$	$	$

Total	$	$	$	$	$	$	$

We use office space under an office lease that is in FAS’s name. Pursuant to our Management Services Agreements with FAS, we have historically been obligated to pay for our proportional cost of the office lease. However, in connection with this offering, we expect to assume the office lease, and, as a result, will be obligated to pay $         million , $         million, $         million, $         million, $         million and $         million for 2019, 2020, 2021, 2022, 2023 and thereafter, respectively.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below. The primary objective of the following information is to provide quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Our major market risk exposure is in the pricing that our operators receive for the oil, natural gas and NGLs produced from our properties. Realized prices are primarily driven by the prevailing benchmark prices for oil, natural gas and NGLs in the United States. Pricing for oil, natural gas and NGLs has been volatile and unpredictable for several years, and we expect this volatility to continue in the future. Since January 1, 2014 the posted price for WTI has ranged from a low of $26.19 per Bbl in February 2016 to a high of $107.95 per Bbl in June 2014, and as of December 31, 2018, the posted price for oil was $45.15 per Bbl. NGL prices generally correlate to the price of oil, and accordingly prices for these products have likewise declined and are likely to continue following that market. Prices for domestic natural gas have also fluctuated significantly over the last several years. Since January 1, 2014, the Henry Hub spot market price for natural gas has ranged from a low of $1.49 per MMBtu in March 2016 to a high of $8.15 per MMBtu in February 2014, and as of December 31, 2018, the Henry Hub spot market price of natural gas was $3.25 per MMBtu. The prices our operators receive for the oil, natural gas and NGLs produced from our properties depend on numerous factors beyond their and our control, some of which are discussed in “Risk Factors—Risks Related to Our Business—Substantially all of our revenues are derived from royalty payments that are based on the price at which oil, natural gas and NGLs produced from the acreage underlying our interests are sold. Prices of oil, natural gas and NGLs are volatile due to factors beyond our control. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations.”

A $1.00 per Bbl change in our realized oil price would have resulted in a $         million change in our oil revenues for the year ended December 31, 2018. A $0.10 per Mcf change in our realized natural gas price would have resulted in a $         million change in our natural gas revenues for the year ended December 31, 2018. A $1.00 per Bbl change in NGL prices would have resulted in a $         million change in our NGL revenues for the year ended December 31, 2018. Royalties on oil sales contributed     % of our total revenues for the year ended December 31, 2018. Royalties on natural gas sales contributed     % and royalties on NGL sales contributed     % of our total revenues for the year ended December 31, 2018.

We have not historically engaged in any hedging activities with respect to the commodity price risk to which we are exposed.

Customer Credit Risk

We are subject to risk resulting from the concentration of mineral and royalty interest revenues in producing oil and natural gas properties and receivables with several significant operators. For the year ended December 31, 2018,          operators each accounted for more than 10% of our mineral and royalty interest revenue:          (    %) and          (    %). The inability or failure of any one of these operators to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. However, we believe the credit risk associated with our operators is acceptable.

Interest Rate Risk

For the year ended December 31, 2018, we had $         of long-term indebtedness associated with our             . Assuming no change in the amount outstanding, the impact on interest expense of a 1% increase or decrease in our assumed weighted average interest rate would be approximately $         million per year for the year ended December 31, 2018, with a corresponding decrease in our results of operations. We may use certain derivative instruments to hedge our exposure to variable interest rates in the future, but we do not currently have any interest rate hedges in place.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

A complete list of our significant accounting policies are described in the notes to our audited financial statements for the year ended December 31, 2017 included elsewhere in this prospectus.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because there are numerous uncertainties inherent in the estimation process, actual results could differ materially from those estimates. Significant estimates made in preparing our financial statements include the estimate of uncollected revenues and unpaid expenses from mineral, royalty, and ORRIs in properties operated by nonaffiliated entities, the estimates of proved oil, natural gas, and NGL reserves and related present value estimates of future net cash flows from those properties, and equity-based compensation.

Revenue Recognition

Our revenue is primarily derived from oil, natural gas, and NGL minerals, royalties, and overriding royalties. Revenue is recorded when title passes to the operator or purchaser. Royalty interest owners have no rights or obligations to explore, develop, or operate properties and do not incur any of the costs of exploration, development, and operation of the properties. Given the inherent time lag between when oil, natural gas, and NGL production and sales occur, and when operators or purchasers often make disbursements to royalty interest owners, a significant portion of our revenues may represent accrued revenue based on estimated net sales volumes. Lease bonuses are recorded upon receipt to the extent we have no ongoing obligations to perform (other than allowing access to the lease).

Oil and Natural Gas Properties

We invest primarily in mineral, royalty, and ORRIs of oil and natural gas properties. Oil and natural gas producing activities are accounted for in accordance with the successful efforts method of accounting. Under this method, costs of acquiring properties are capitalized. All G&A costs unrelated to acquisitions are expensed as incurred. Depletion of capitalized costs is recorded using the units-of-production method based on proved reserves. On the sale or retirement of a proved property, the cost and related accumulated depletion are removed from the property accounts, and any gain or loss is recognized.

Reserves

Estimates of our proved reserves are prepared in accordance with accounting principles generally accepted in SEC guidelines. Our engineering estimates of proved oil, natural gas, and NGL reserves directly impact financial accounting estimates, including depletion, and impairment of proved properties. Proved oil and natural gas reserves are the estimated quantities of oil and natural gas reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under defined economic and operating conditions. The process of estimating quantities of proved reserves is very complex, requiring significant subjective decisions in the evaluation of all geological, engineering, and economic data for each reservoir. The accuracy of a reserve estimate is a function of: (i) the quality and quantity of available data; (ii) the interpretation of that data; (iii) the accuracy of various mandated economic assumptions; and (iv) the judgment of the persons preparing the estimate. The data for a given reservoir may change substantially over time as a result of numerous factors, including additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Changes in oil and natural gas prices and expected performance from a given reservoir also will result in revisions to the amount of our estimated proved reserves. Ryder Scott was engaged to audit our reserves at December 31, 2017. The properties audited by Ryder Scott accounted for approximately 85% of total proved developed reserves and total estimated proved discounted future net income.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying values of proved properties are reduced to fair value when the expected undiscounted future cash flows are less than net book value. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of the underlying properties include estimates of reserves, future commodity prices, and the market-based weighted average cost of capital rate.

We use the successful efforts method of accounting for our investment in mineral, royalty, and ORRIs. Under this method of accounting, proved and unproved property acquisition costs are capitalized as the cost of properties when incurred. To the extent capitalized costs of proved properties, net of accumulated depletion, exceed the undiscounted future cash flows, the carrying value of the property is reduced to estimated fair value and the excess capitalized costs are charged to impairment expense in the period incurred. Proved properties are grouped for impairment purposes by regional aggregations of fields according to a number of factors including location and geological characteristics. We recognized impairment expenses associated with our proved properties of $0.3 million for the year ended December 31, 2017. The impairments were primarily due to changes in assumptions and reductions in estimated future cash flows and represent nonrecurring fair value measurements.

A portion of the carrying value of our interests is attributable to unproved properties. The unproved amounts are not subject to depletion until they are classified as proved properties. Capitalized costs attributable to the properties become subject to depletion when proved reserves are assigned to the property and we transfer the cost basis from unproved to proved properties accordingly. We assess all properties classified as unproved on an annual basis for impairment. We assess properties on an individual basis or as a group, if properties are individually insignificant. The assessment includes consideration of the following factors, among others: recent drilling activity, remaining lease term, geological, geophysical and engineering evaluations, and market prices for similar assets. We recognized impairment expenses associated with our unproved properties of $0.3 million for the year ended December 31, 2017. The impairments were primarily due to changes in assumptions and acreage in certain areas.

Long-lived assets classified as available for sale are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depleted. See “Note 4—Property and Equipment” to our combined financial statements as of December 31, 2017 included elsewhere in this prospectus, for additional information.

Equity-Based Compensation

Certain Predecessor Companies have granted equity-based compensation awards in the form of both incentive units and incentive interests. These awards are accounted for under authoritative guidance on share-based payments, stock compensation, and financial instruments. The guidance requires all incentive unit and incentive interest awards to non-employees and directors to be recognized in the financial statements based on their fair values once performance and requisite service conditions are met. Based on their terms, the incentive unit awards granted by certain Predecessor Companies are deemed fully vested, however, the fair value of the awards were nominal and no unit-based compensation expense was recognized during the year ended December 31, 2017. Based on their terms, the incentive interest awards granted by certain other Predecessor Companies are not deemed vested as specified performance and service conditions have not been met and no compensation expense was recognized during the year ended December 31, 2017. See “Note 9—Combined Equity” to our combined financial statements as of December 31, 2017 included elsewhere in this prospectus, for additional information.

Recently Issued Accounting Pronouncements

See “Note 2—Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements” to our combined financial statements as of December 31, 2017 included elsewhere in this prospectus, for a discussion of recent accounting pronouncements.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of Sarbanes-Oxley, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of Sarbanes-Oxley, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting under Section 404 until the year following our first annual report required to be filed with the SEC. We will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. To comply with the requirements of being a public company, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

BUSINESS

Overview

We are a returns-focused corporation formed to pursue oil and natural gas mineral and royalty interest opportunities in leading oil-weighted onshore domestic resource plays. Our primary business objective is to generate attractive risk-adjusted returns on capital for our shareholders by identifying, acquiring and managing mineral and royalty interests in high development areas under top-tier operators and sustaining an incentive system that continually aligns management’s interests with those of our shareholders. Substantially all of our interests are located in two geographic locations: (i) the Permian Basin of West Texas and New Mexico and (ii) the STACK play located within the Anadarko Basin of Oklahoma. As of December 31, 2018, we owned mineral and royalty interests in approximately 10,239 NRIA, with average estimated net production of approximately 8.7 MBoe/d in December 2018, 63% of which were liquids.

Mineral and royalty interests offer the unique opportunity to participate in organic growth in production and free cash flow from the underlying oil and gas assets without incurring development or lease operating costs. These interests are a differentiated investment opportunity that entitle owners to receive a fixed revenue interest (or royalty share) of oil, natural gas and NGLs produced from the acreage underlying the interests and typically include rights to all mineral depths, entitling us to revenue interests on the full hydrocarbon resource potential produced from the underlying acreage. Our mineral and royalty interests are not subject to any capital costs for development and are unburdened by lease operating costs and operational responsibilities, which results in higher operating and cash flow margins relative to E&P companies. This margin differentiation allows us to generate significant cash flows throughout various commodity price cycles.

Our financial philosophy is based on a returns-focused capital allocation and the preservation of a strong balance sheet. Historically, we have balanced the return of capital to investors with the risks and rewards of executing accretive acquisitions. In order to continue this balanced approach, after returning capital to our shareholders through regular quarterly dividends, we intend to allocate our remaining free cash flow towards pursuing accretive acquisition opportunities. However, during times when acquisitions or other investment opportunities that fit our disciplined acquisition criteria are not available, we would expect to return additional capital to our shareholders. This disciplined approach has historically created substantial value for our sponsor, EnCap. We believe the flexibility to allocate available capital, including internally generated free cash flow, will be a key differentiator in our ability to maximize value for our shareholders across commodity cycles.

Our acquisition strategy, which is focused on our Key Areas, is predicated on identifying mineral and royalty interests in areas with the most attractive development profiles for operators in an attempt to maximize the probability that drilling and production growth will occur on our acreage. Because of the capital intensity and time required by operators to fully develop their acreage, we intend to continue our historical approach of evaluating acquisition opportunities based on their ability to create long-term value for our shareholders rather than solely focusing on an opportunity’s current cash flow.

Our Key Areas

We have focused our activities in two premier onshore oil-producing areas in the United States: (i) the Permian Basin and (ii) the STACK play within the Anadarko Basin. Our Key Areas have attractive characteristics, such as known and predictable geologic properties, low economic break-evens across multiple hydrocarbon intervals, significant horizontal well control and the presence of high-quality, well-funded operators focused on pad development. These attractive characteristics are key drivers in attracting long-term development capital from industry operators. The following provides a summary of our Key Areas:

•

Permian Basin. The Permian Basin ranges from southeastern New Mexico into West Texas and is currently the most active area for drilling in the U.S. It includes three main geologic sub-basins: the Midland Basin to the east, the Delaware Basin to the west, and the Central Basin Platform in between. Our acreage underlies multiple prospective areas across the Midland and Delaware Basins.

•

STACK Play. The Anadarko Basin ranges from Oklahoma to the Texas Panhandle and extends into southwestern Kansas and southeastern Colorado. Substantially all of our mineral and royalty interests in the Anadarko Basin are located in the area of thickest, over-pressured Meramec and Woodford shales with the highest oil content, which we refer to as the “STACK play.” This area has the highest resource concentration in the eastern Anadarko Basin and is located at the conjunction of Blaine, Canadian and Kingfisher counties.

We believe that the Permian Basin and the STACK play represent the two domestic onshore oil-producing areas with the most significant momentum in development activity. For example, the chart below depicts horizontal U.S. onshore wells spud by year, which demonstrates that our Key Areas have experienced an outsized growth in activity as compared to other major U.S. onshore plays as oil-focused activity and capital allocation by operators has migrated from maturing plays, such as the Bakken and Eagle Ford, to our Key Areas. While the aggregate percent of horizontal U.S. onshore wells spud in the Bakken and Eagle Ford has decreased from 32% to 23% over the last four years, the percent of horizontal U.S. onshore wells spud in our Key Areas has increased from 23% to 40% over the same period.

Source: RSEG.

This increased development activity has driven significant production growth on our acreage. As shown in the chart below, from January 1, 2015 through June 30, 2018, according to RSEG, the Delaware Basin, the Midland Basin and the STACK play experienced a CAGR in production after annualizing 2018 information of 37%, 42% and 28%, respectively, which were well above the onshore domestic average of 9% over the same period. Furthermore, from January 1, 2015 through June 30, 2018, production associated with the mineral and royalty interests owned by us as of December 31, 2018 in these areas grew at a CAGR of approximately 65%, 142% and 41%, respectively, after annualizing the 2018 information. Accordingly, we believe that our assets represent core acreage within each Key Area and will continue to be prioritized in operators’ development activity.

Production CAGR in the U.S. and Our Key Areas(1)

(1)

Information shows the growth from January 1, 2015 through June 30, 2018 and annualizes the 2018 information. Our chosen time periods are due to our assessment that reported production information is often significantly delayed.

(2)	Source: RSEG.
(3)

Production growth associated with our assets is calculated based on the interests we owned as of December 31, 2018 as if we owned such interests during the entire period, regardless of the date we acquired such interests.

We believe our Key Areas are poised to continue their production and activity momentum as technological advances within the industry have unlocked a significant amount of commercial resource in our basins. Operators in the areas in which we own assets have successfully tested multiple productive hydrocarbon intervals, providing an extensive drilling inventory of many of the most economic drilling locations in the U.S. Given that our assets typically entitle us to ownership rights to all formations, we stand to significantly benefit from the potential development of additional horizons. The following are examples of existing and prospective horizons in our Key Areas (ordered by geologic depth):

Our Mineral and Royalty Interests

Our interests are comprised of various instrument types, each of which constitutes a right to revenues derived from produced hydrocarbons. Mineral interests are real-property interests that are typically perpetual and grant both ownership of the oil, natural gas and NGLs under a tract of land and the right to lease development rights to a third party. When those rights are leased, usually for a three to five-year primary term, we typically receive an upfront cash payment, known as lease bonus, and we retain a royalty interest, which entitles us to a percentage of production or the associated revenue. As of December 31, 2018, less than 1% of our properties were unleased. We also own some royalty interests, known as non-participating royalty interests, that are perpetual and have been carved out of mineral interests, which represent the right to receive royalty payments similar to mineral interests, but do not include the associated right to negotiate the terms of the lease or the right to a lease bonus payment. Mineral and non-participating royalty interests represented approximately 69% of our NRIA as of December 31, 2018. We also own ORRIs, which burden the working interest holders’ ownership of a lease and represent the right to receive a fixed percentage of production or revenue from production from a lease. ORRIs remain in effect until the associated lease expires and are therefore not perpetual in nature. Leases primarily remain in effect by operators maintaining commercial amounts of hydrocarbon production on the lease. Leases that maintain this amount of production are often referred to as held by production. All of our ORRIs relate to leases that are held by production, which makes our ORRIs effectively perpetual and substantially similar, economically, to our mineral and non-participating royalty interests. As of December 31, 2018, ORRIs represented approximately 31% of our NRIA.

As a mineral and royalty interest owner, we incur the initial cost to acquire our interests but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the working interest holders. Mineral and royalty owners only incur their proportionate share of severance and ad valorem taxes, as well as in some instances, processing, gathering, transportation and marketing costs. As a result, operating margins and free cash flow for a mineral and royalty interest owner are higher as a percentage of revenue than for a traditional E&P company.

In each of our Key Areas, our acreage is typically incorporated into larger drilling spacing units, which are areas designated as a unit by field spacing rules or unit designation, or otherwise combined with other acreage pursuant to an administrative permit or order. We estimate and refer to this combined acreage, whether or not formally designated as a drilling spacing unit, as “DSU acreage” and to any DSU acreage in which we are entitled to participate or expect to be entitled to participate as a result of our mineral and royalty interests as our “DSU acres.” Operators that own working interests in particular DSU acreage participate in the drilling of wellbores on such acreage to develop their oil and gas lease rights. When our acreage is incorporated into a DSU acreage position, we participate in production in such acreage with our proportional NRI.

We define our “NRIA” as the hypothetical number of net acres in which we would own a 100% NRI, which allows us to describe our varying NRI in our properties on a normalized basis. The following diagram summarizes how to convert our DSU acreage into our proportionate NRIA:

Hypothetical DSU 1% NRI 6.4 NRI Acres Hypothetical DSU 1% NRI 6.4 NRI Acres

As of December 31, 2018, we owned mineral and royalty interests in 10,239 NRIA. The following table summarizes our mineral and royalty interest position in our Key Areas as of December 31, 2018.

Area	DSU Acres	Weighted Average NRI(1)	NRIA(2)(3)
Delaware	329,808	0.9%	2,995
Midland	210,745	0.6%	1,273
STACK	358,462	1.6%	5,632

(1)	Represents our weighted average NRI across our DSU acreage.
(2)	Represents our gross DSU acres multiplied by our weighted average NRI across such acreage position.
(3)	Outside of our Key Areas, we own approximately 339 NRIA, the substantial majority of which are located in the SCOOP/Merge plays of the Anadarko Basin in Oklahoma and the Bakken play in North Dakota.

Our Operators

Our acquisition activity has focused on areas where active, well-capitalized operators have expressed their intent to execute multi-year, pad-focused development programs. As of December 31, 2018, our top five operators by NRIA were Anadarko Petroleum, Concho Resources, ConocoPhillips, EOG Resources and Mewbourne Oil, in the Permian Basin, and Cimarex Energy, Continental Resources, Devon Energy, Marathon Oil and Newfield Exploration, in the STACK play. Although we are unable to determine with certainty which operators will ultimately operate our properties, we believe our top operators have made significant investments in land, leasehold and infrastructure in our Key Areas generally and the counties where we own properties specifically, which provides us reasonable assurances that they will continue to allocate drilling capital towards our properties.

Our Activity Wells and Additional Locations

We believe our production and cash flows will grow significantly as operators continue to develop the substantial inventory of horizontal drilling locations on our acreage. We divide our horizontal well inventory into four categories based on the development stage of the well or prospective well: (i) PDP Wells, (ii) DUCs, (iii) prospective wells that have been granted drilling permits and (iv) Additional Locations. The DUCs and the permitted wells, which we collectively refer to as “Activity Wells,” provide near-term visibility on production activity in areas where we own interests, as we have found that Activity Wells are likely to be converted into PDP Wells under a short time horizon.

Our Additional Locations represent risked locations on our acreage that we have identified based on RSEG’s analysis of proven horizons and on publicly available information regarding existing operator spacing and development plans. When we analyze and incorporate spacing assumptions, our methodology centers around the total horizontal wellbores that are expected to be drilled across a single mile width. We generally refer to single mile width density assumptions on a “per mile-wide DSU” basis. Based on this framework, our Additional Locations assume (i) in the Delaware Basin, an average of 19 locations per mile-wide DSU across Wolfcamp A, Wolfcamp B, Avalon, Third Bone Spring and Second Bone Spring horizons, (ii) in the Midland Basin, an average of 20 locations per mile-wide DSU across Wolfcamp A, Wolfcamp B and Lower Spraberry horizons and (iii) in the STACK play, an average of seven locations per mile-wide DSU across the upper and lower Meramec and Woodford horizons.

Our horizontal well inventory contains a range of lateral lengths, the substantial majority of which are from 5,000 feet to 10,000 feet. We ratably convert our horizontal well inventory for modeling purposes to 5,000-foot equivalents in order to more closely approximate the amount of reservoir footage that is accessed by horizontal wells drilled on our properties. The table below reflects our current horizontal PDP Wells, Activity Wells and Additional Locations as of December 31, 2018 across our DSU acreage on an unindexed basis, on an indexed basis to a 5,000-foot equivalent and on an indexed basis to a 5,000-foot equivalent net to our NRI.

Area(1)	Gross Wells				Indexed Gross Wells				Net to NRI (Indexed)
	PDP Wells	Activity Wells		Additional Locations	PDP Wells	Activity Wells		Additional Locations	PDP Wells	Activity Wells		Additional Locations
		DUCs	Permits			DUCs	Permits			DUCs	Permits
Delaware	673	131	313	6,333	896	218	475	8,251	7.01	1.08	2.48	75.85
Midland	189	77	126	3,143	336	143	243	5,926	1.97	1.90	1.86	36.16
STACK	709	143	32	1,521	1,058	245	61	2,431	21.07	4.98	0.67	34.30

Total	1,571	351	471	10,997	2,290	606	779	16,608	30.05	7.96	5.01	146.31

(1)

This table excludes horizontal well inventory associated with the 339 NRIA we own outside our Key Areas. On this additional acreage, we have, on an unindexed basis, 217 PDP Wells, 31 DUCs and 28 permits and, on an indexed basis, 371 PDP Wells, 59 DUCs and 54 permits (or 0.75, 0.06 and 0.13 wells, respectively, net to our NRI on an indexed basis) across our DSU acreage.

The following charts reflect the relative percentage of our PDP Wells, Activity Wells and Additional Locations, net to our NRI and indexed to 5,000-foot equivalents, in our Key Areas as of December 31, 2018.

We believe that our Additional Location count is conservative relative to industry estimates. We estimate, based on RSEG’s analysis of proven horizons and on disclosures made publicly available by certain operators, it may be possible, through further downspacing and targeting additional zones, to increase average horizontal locations per mile-wide DSU in the Delaware Basin, Midland Basin and STACK play to approximately 30, 28 and nine, respectively, implying considerable upside to our Additional Locations in those areas. For example, we believe that additional prospective locations exist in the Wolfcamp C, Second Bone Spring and First Bone Spring horizons in the Delaware Basin and the Middle Spraberry, Jo Mill, Wolfcamp C and Wolfcamp D horizons in the Midland Basin on certain portions of our acreage. When normalizing for lateral length of our horizontal well inventory to 5,000-foot equivalents, we estimate our Additional Locations in the Delaware Basin, Midland Basin and STACK play would increase to 14,079, 8,714 and 3,712 gross locations, respectively (or 125, 53 and 59 locations net to our NRI, respectively, an increase of 64%, 46% and 73%, respectively). In addition, certain of our operators have publicly disclosed views of horizontal locations per mile-wide DSU in excess of the additional estimated drilling locations described above, generally due to their assumption of greater well density or additional horizons.

We analyze the amount of PDP Wells on a per mile-wide DSU basis to discern our portfolio’s maturity relative to its full development potential. As of December 31, 2018, we had interests in approximately 1,571 PDP Wells in our Key Areas, representing an average of 1.4 producing horizontal wells per mile-wide DSU. As such, we believe that our portfolio is relatively immature and primed for significant potential growth based on our estimated spacing assumptions, asset quality and expected operator activity.

Because our Key Areas have experienced an outsized share of domestic onshore development activity, the number of PDP Wells and Activity Wells has increased rapidly across our acreage, as shown in the chart below. We believe this outsized share of development activity provides visibility on expected near-term production growth. We expect this will result in continued production growth on our asset base as drilling locations are converted to Activity Wells and Activity Wells are converted to producing wells. The following charts display cumulative balances of our 5,000-foot equivalent Activity Well inventory net to our NRI from December 31, 2015 to December 31, 2018.

We describe the conversion of horizontal permitted wells to PDP Wells as the “Activity Well conversion cycle.” We analyze the duration of the Activity Well conversion cycle, along with the number of Activity Wells, in our Key Areas to predict the assumed pace of development in the areas in which our interests are located. From January 1, 2016 through December 31, 2018, the average Activity Well conversion cycle was approximately eight months. Moreover, we analyze the vintage on both our DUCs and our permits to determine if our Activity Well conversion cycle is likely to change. Of the 351 DUCs in our Key Areas as of December 31, 2018, 94% were spud in 2018. Of the 471 permits in our Key Areas as of December 31, 2018, 81% were permitted in 2018.

Competitive Strengths

Our primary business objective is to generate attractive risk-adjusted returns on capital for our shareholders by identifying, acquiring and managing mineral and royalty interests in high development areas under top-tier operators and sustaining an incentive system that continually aligns management interests with those of our shareholders. We believe that the following competitive strengths will allow us to successfully achieve our primary business objective:

•

Our mineral and royalty interests are not subject to development or lease operating costs, which results in higher operating margins relative to E&P companies. Our mineral and royalty interests are a differentiated investment opportunity that entitle us to receive a fixed revenue interest (or royalty share)

of oil, natural gas and NGLs produced from the acreage underlying our interests. As a mineral and royalty interest owner, we incur the initial cost to acquire our interests but thereafter do not incur any development capital expenditures or lease operating expenses, which are entirely borne by the working interest holder. For the year ended December 31, 2018, our net income was $             million and our adjusted operating margin as a percentage of our revenue was             %. For a full definition of adjusted operating margin and a reconciliation of it to its most directly comparable measure calculated and presented in accordance with GAAP, please see “Summary—Non-GAAP Financial Information.” This margin differentiation allows us to generate significant cash flows throughout various commodity price cycles. Furthermore, we believe our operating margins and free cash flow, as a mineral and royalty interest owner, are higher as a percentage of revenue than for a traditional E&P company because we are not subject to development or lease operating costs.

•

Assets located in high-development areas under top-tier operators. Substantially all of the acreage underlying our mineral and royalty interests is located in two of the most prolific oil plays in North America, the Permian Basin in West Texas and New Mexico and the STACK play of the Anadarko Basin in Oklahoma. We believe that the low economic break-evens across multiple hydrocarbon intervals, significant well control and the presence of high-quality, well-funded operators focused on pad development make our Key Areas highly attractive development areas where we expect to continue to see significant operator activity. Our largest operators have a proven history of high operational performance and are using pad development to further drive production growth as our Key Areas enter full-field development. From January 1, 2015 to June 30, 2018, production associated with the mineral and royalty interests owned by us as of December 31, 2018 in our Key Areas grew at a CAGR of approximately 65%, 142% and 41%, respectively, after annualizing the 2018 information. Accordingly, we believe that our assets represent core acreage within each Key Area and will continue to be prioritized in operators’ development activity.

•

Multi-year inventory of highly economic, low-risk drilling locations located in development-ready areas. As of December 31, 2018, we had interests in approximately 1,571 PDP Wells in our Key Areas, representing an average of 1.4 producing horizontal wells per mile-wide DSU. As of December 31, 2018, we had identified approximately 10,997 Additional Locations in our Key Areas. We expect that the development of these locations will drive our production and cash flow growth, without requiring any capital expenditures or lease operating expenses to realize this growth. Further, we believe the high number of Activity Wells (822 locations) in relation to our existing PDP Wells (1,571 wells) in our Key Areas increases our production growth visibility. We also believe that the historic operator activity, basin development and well performance in and around our assets provide visibility on our Additional Locations, which further facilitates our assessment of the likelihood of the continued development value of our assets.

•

Experienced management team that has evaluated, completed and integrated a significant number of acquisitions. Mineral and royalty interests are often passed from generation to generation, becoming more fragmented as holdings are split between multiple inheritors. As a result of this fragmentation, building a large-scale yet cohesive portfolio often requires a large volume of acquisitions. Since May 2016, our management team has completed and integrated more than 800 discrete acquisitions. We believe that the experience gained from and the framework developed for the evaluation, execution and integration of such a high volume of acquisitions provides us with a competitive advantage in efficiently identifying and negotiating accretive, risk-adjusted acquisitions. We also believe that our management team has developed a reputation in the minerals industry as a responsible, efficient and reliable acquirer, which we expect will provide us with additional acquisition opportunities in our Key Areas. As such, we expect to continue to seek out accretive transactions in our Key Areas that meet our acquisition criteria.

•

Customized systems and proven asset management capabilities that are scalable for our growing business. Our team of professionals manages certain data from, and processes payment for, approximately 2,400 horizontal and vertical wells with over 160 individual payors as of December 31, 2018. We believe our systems and software are scalable, allowing us to manage and oversee additional production, revenue, well counts and tracts under our ownership, including those added from acquisitions, without adding material incremental costs. We believe this compares favorably to E&P companies, which are typically required to scale operations and personnel for acquisitions to account for the capital and operational intensity of their business models.

•

Financial flexibility and strong balance sheet to fund expansion and declare dividends. We have maintained financial flexibility that allows us to continue to make opportunistic, accretive acquisitions of mineral and royalty interests. Upon the completion of this offering, we expect to have no outstanding indebtedness and $        million of liquidity, consisting of cash on hand and availability under our revolving credit facility. We believe this liquidity and the significant free cash flow we expect to generate will provide us the financial flexibility to continue to grow our business while also paying regular dividends to our shareholders.

Business Strategies

We intend to accomplish our primary business objective by executing the following strategies:

•

Employ our disciplined capital allocation approach that utilizes both free cash flow and external capital to grow fundamental value per share. Due to the unique nature of mineral and royalty interests, our business generates substantial free cash flow. For the year ended December 31, 2018, our cash provided by operating activities was $        million and our free cash flow was $        million. For a full definition of free cash flow and a reconciliation of free cash flow to its most directly comparable measure calculated and presented in accordance with GAAP, please see “Summary—Non-GAAP Financial Information.” Our financial philosophy relies on the flexibility to use all capital sources available to us to maximize shareholder value. As such, after returning capital to our shareholders through regular quarterly dividends, we intend to retain our remaining free cash flow to pursue accretive acquisitions. However, during times when acquisitions or other investment opportunities that fit our disciplined acquisition criteria are not available, we would expect to return additional capital to investors. This disciplined approach has historically created substantial value for our sponsor, EnCap. We believe the flexibility to allocate available capital, including internally generated free cash flow, will be a key differentiator in our ability to maximize value for our shareholders across commodity cycles.

•

Utilize our technical capabilities and mineral acquisition expertise to acquire additional assets that meet our disciplined, return-on-capital focused criteria. Our management team has a history of successfully evaluating, completing and integrating acquisitions of mineral and royalty interests in the Permian Basin and STACK play. Since May 2016, we have completed more than 800 discrete acquisitions, and we intend to continue to apply our disciplined approach to identify additional mineral and royalty interest acquisition opportunities. We believe there are significant acquisition opportunities in our Key Areas, including larger-scale acquisitions in the Permian Basin that, in aggregate, represent a multi-billion dollar opportunity set. In making acquisitions, we intend to adhere to our key acquisition criteria:

•	Generate appropriate returns on capital on a risk-adjusted basis;

•	Expected to be accretive to per share fundamental value;

•	Top tier geology as validated by observable well history and production data;

•	Operators committed to multi-year development programs focused on pad drilling;

•	Operators making appropriate investment in area infrastructure; and

•	Diversification of ownership within our Key Areas to mitigate asset-specific concentration risk.

•

Maintain portfolio focus in core areas of highly economic, oil-weighted resource plays under premier operators. We have two portfolio focus areas, the Permian Basin and the STACK play. We believe that our focus in these two areas provides us with an optimal balance between basin diversification and maintaining a concentration of high-quality assets. Our Key Areas have attractive characteristics such as known and predictable geologic properties, low economic break-evens across multiple hydrocarbon intervals, significant well control and the presence of high-quality, well-funded operators focused on pad development. These attractive characteristics provide us with confidence that these areas will continue to experience outsized development activity across varying commodity price environments relative to broader U.S. onshore development.

•

Maintain a conservative capital structure that positions us to create long-term value through varying commodity price environments. We are committed to maintaining a conservative capital structure that will afford us the financial flexibility to execute our business strategies through varying commodity price environments. Since mineral and royalty interests are not burdened by development costs or the lease operating costs that the working interest holders must pay, they offer increased stability in a volatile commodity price environment. We believe that this stability paired with a conservative capital structure positions us to create long-term value through varying commodity price environments. Upon completion of this offering, we will have no outstanding indebtedness. We believe that the proceeds from this offering, cash from operations, capital available under our revolving credit facility and access to other external capital sources will provide us with sufficient liquidity and financial flexibility to pursue our acquisition strategy and grow value for our shareholders.

Oil, Natural Gas and NGLs Data

Reserves

Evaluation of Proved Reserves. Our reserve estimates as of December 31, 2018 included in this prospectus are based on evaluations prepared by Ryder Scott with respect to 100% of our total proved reserves in accordance with Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Evaluation Engineers and definitions and guidelines established by the SEC. Within Ryder Scott, the technical person primarily responsible for preparing the reserve estimates set forth in the reserve reports incorporated herein is Mr. Michael F. Stell. Mr. Stell earned a Bachelor of Science degree in Chemical Engineering from Purdue University in 1979 and a Master of Science Degree in Chemical Engineering from the University of California, Berkeley, in 1981. Mr. Stell has been an employee of Ryder Scott since 1992 and is an Advising Senior Vice President responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. He is a licensed Professional Engineer in the State of Texas. He is also a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

Mr. Stell meets or exceeds the requirements with regard to qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. Ryder Scott does not own an interest in any of our properties, nor is it employed by us on a contingent basis. Summaries of Ryder Scott’s reports with respect to our proved reserve estimates as of December 31, 2018 and 2017 are included as exhibits to the registration statement of which this prospectus forms a part.

We maintain an internal staff of petroleum engineers and geoscience professionals who worked closely with our independent reserve engineers to ensure the integrity, accuracy and timeliness of the data used to calculate our proved reserves relating to our properties. Our internal technical team members meet with our independent reserve engineers periodically during the period covered by the proved reserve report to discuss the assumptions and methods used in the proved reserve estimation process. We provide historical information to Ryder Scott for our properties, such as ownership interest, oil and natural gas production, well test data, commodity prices and our estimates of our operators’ operating and development costs. Bart Borej is primarily responsible for overseeing the preparation of our reserve estimates. Mr. Borej has served as our Vice President of Analytics and Technology since August 2018. Mr. Borej served as our Data Engineer from July 2016 to August 2018. Prior to joining us, Mr. Borej was an Associate and Senior Technologist at Tudor, Pickering, Holt & Co. where he focused on upstream mergers and acquisitions from March 2012 to July 2016. Before that, he served in various roles, including Reservoir Analyst, with Newfield Exploration from July 2010 to March 2012. Mr. Borej holds a Bachelor of Arts in Mathematics and a Bachelor of Arts in Physics from Lawrence University. He also holds a Master of Science in Applied Mathematics from the University of Illinois at Chicago.

The preparation of our proved reserve estimates were completed in accordance with our internal control procedures. These procedures, which are intended to ensure reliability of reserve estimations, include the following:

•	review and verification of historical production data, which data is based on actual production as reported by our operators;

•	review by our engineering team of all of our reported proved reserves, including the review of all significant reserve changes;

•	verification of property ownership by our land department;

•	review of reserve estimates by Mr. Borej, our Vice President of Analytics and Technology, or under his direct supervision; and

•	direct reporting responsibilities by Mr. Borej to our Chief Executive Officer.

Estimation of Proved Reserves. In accordance with rules and regulations of the SEC applicable to companies involved in oil and natural gas producing activities, proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. The term “reasonable certainty” means deterministically, the quantities of oil and/or natural gas are much more likely to be achieved than not, and probabilistically, there should be at least a 90% probability of recovering volumes equal to or exceeding the estimate. All of our proved reserves as of December 31, 2018 were estimated using a deterministic method. The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and natural gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions established under SEC rules. The process of estimating the quantities of recoverable reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into four broad categories or methods: (i) production performance-based methods; (ii) material balance-based methods; (iii) volumetric-based methods; and (iv) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. All of our reserves as of December 31, 2018 were associated with producing wells. Reserves were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a reasonably high degree of accuracy.

To estimate economically recoverable proved reserves and related future net cash flows, we considered many factors and assumptions, including the use of reservoir parameters derived from geological and engineering data that cannot be measured directly, economic criteria based on current costs and the SEC pricing requirements and forecasts of future production rates.

Summary of Reserves. The following table presents our estimated proved reserves as of December 31, 2018, which have been prepared by Ryder Scott, our independent petroleum engineering firm in accordance with the rules and regulations of the SEC. All of our proved reserves are developed and are located in the United States.

December 31, 2018(1)
Estimated proved reserves:
Oil (MBbls)	6,273
Natural gas (MMcf)	31,481
NGLs (MBbls)	4,519

Total (MBoe)	16,038
Percent proved developed producing(2)	100%
Oil and Natural Gas Prices:
Oil—WTI posted price per Bbl	$65.56
Natural gas—Henry Hub spot price per Mcf	$3.10

(1)

Our estimated net proved reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For oil and NGL volumes, the average WTI posted price of $65.56 per Bbl as of December 31, 2018 was adjusted for quality, transportation fees and a regional price differential. NGL prices varied by basin from 29% to 41% of the WTI posted price. For gas volumes, the average Henry Hub spot price of $3.10 per Mcf as of December 31, 2018 was adjusted for energy content, transportation fees and a regional price differential. All prices do not give effect to derivative transactions and are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $63.11 per Bbl of oil, $23.47 per Bbl of NGL and $2.33 per Mcf of gas as of December 31, 2018.

(2)	As of December 31, 2018, we did not have any PUD or non-producing reserves.

Reserve engineering is a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Please read “Risk Factors.”

PUDs

As of both December 31, 2017 and December 31, 2018, we did not have any PUD reserves.

Oil, Natural Gas and NGLs Production, Prices and Costs

Production and Price History

The following table sets forth information regarding net production of oil, natural gas and NGLs, and certain price and cost information for each of the periods indicated:

	Year Ended December 31,
	2017	2018
Production data:
Midland:
Oil (MBbls)	7
Natural gas (MMcf)	10
NGLs (MMBbls)	1

Total (MBoe)(1)(2)	10
Delaware:
Oil (MBbls)	135
Natural gas (MMcf)	571
NGLs (MMBbls)	34

Total (MBoe)(1)(2)	265
STACK:
Oil (MBbls)	580
Natural gas (MMcf)	2,898
NGLs (MMBbls)	311

Total (MBoe)(1)(2)	1,375
Other:
Oil (MBbls)	6
Natural gas (MMcf)	40
NGLs (MMBbls)	3

Total (MBoe)(1)(2)	15
Total:
Oil (MBbls)	728
Natural gas (MMcf)	3,520
NGLs (MMBbls)	350

Total (MBoe)(1)(2)	1,665
Average realized prices:
Oil (per Bbl)	$47.31	$
Natural gas (per Mcf)	2.86
NGLs (per Bbl)	21.46

Total (per Boe)(2)	$31.25	$
Average costs (per Boe):
Production and ad valorem taxes	$0.85	$
Processing, transportation and other	1.12
Depletion	11.39
Impairment of oil and natural gas properties	0.31

General and administrative(3)	4.16

Total	$17.83	$

(1)	May not sum or recalculate due to rounding.

(2)

“Btu-equivalent” production volumes are presented on an oil-equivalent basis using a conversion factor of six Mcf of natural gas per Bbl of “oil equivalent,” which is based on approximate energy equivalency and does not reflect the price or value relationship between oil and natural gas.

(3)	G&A expenses do not include additional expenses we would have to incur as a result of being a public company.

Productive Wells

Productive wells consist of producing wells, wells capable of production and exploratory, development or extension wells that are not dry wells. As of December 31, 2018, we owned mineral and royalty interests in 1,788 gross productive horizontal wells, which consisted of 1,457 oil wells and 331 natural gas wells, and 1,193 gross productive vertical wells, which consisted of 847 oil wells and 346 natural gas wells.

We own an immaterial number of working interests in the wells on our acreage.

Acreage

In each of our Key Areas, our acreage is typically incorporated into larger drilling spacing units, which are areas designated as a unit by field spacing rules or unit designation, or otherwise combined with other acreage pursuant to an administrative permit or order. We estimate and refer to this combined acreage, whether or not formally designated as a drilling spacing unit, as “DSU acreage” and to any DSU acreage in which we are entitled to participate or expect to be entitled to participate as a result of our mineral and royalty interests as our “DSU acres.” Operators that own working interests in particular DSU acreage participate in the drilling of wellbores on such acreage to develop their oil and gas lease rights. When our acreage is incorporated into a DSU acreage position, we participate in production in such acreage with our proportional NRI.

We define our “NRIA” as the hypothetical number of net acres in which we would own a 100% NRI, which allows us to describe our varying NRI in our properties on a normalized basis. As of December 31, 2018, we owned mineral and royalty interests in 10,239 NRIA. The following table summarizes our mineral and royalty interest position in our Key Areas as of December 31, 2018.

Area	DSU Acres	Weighted Average NRI(1)	NRIA(2)(3)
Delaware	329,808	0.9%	2,995
Midland	210,745	0.6%	1,273
STACK	358,462	1.6%	5,632

(1)	Represents our weighted average NRI across our DSU acreage.
(2)	Represents our gross DSU acres multiplied by our weighted average NRI across such acreage position.
(3)	Outside of our Key Areas, we own approximately 339 NRIA, the substantial majority of which are located in the SCOOP/Merge plays of the Anadarko Basin in Oklahoma and the Bakken play in North Dakota.

Drilling Results

The following table sets forth information with respect to the number of wells turned to production on our DSU acreage during the periods indicated. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation among the number of productive wells drilled, the quantities of reserves found and the economic value. Productive wells are those that produce commercial quantities of hydrocarbons, whether or not they produce a reasonable rate of return. As a mineral and royalty interest owner, we generally are not provided information as to whether any wells drilled on the properties underlying our acreage are classified as exploratory.

	For the Year Ended December 31,
	2017	2018
Development wells:
Productive	320	539
Dry(1)	—	—

Total	320	539

(1)	We are not aware of any dry holes drilled on the acreage underlying our mineral and royalty interests during the relevant periods.

As of December 31, 2018, we had 382 wells on our properties in the process of drilling, awaiting completion or undergoing completion, which are not reflected in the table above.

Regulation of Environmental and Occupational Safety and Health Matters

Oil, natural gas and NGL exploration, development and production operations are subject to stringent laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of the environment or occupational health and safety. These laws and regulations have the potential to impact production on our properties, including requirements to:

•	obtain permits to conduct regulated activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas;

•	restrict the types, quantities and concentration of materials that can be released into the environment in the performance of drilling and production activities;

•	initiate investigatory and remedial measures to mitigate pollution from former or current operations, such as restoration of drilling pits and plugging of abandoned wells; and

•	apply specific health and safety criteria addressing worker protection.

Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil and criminal sanctions, including monetary penalties, the imposition of strict, joint and several liability, investigatory and remedial obligations and the issuance of injunctions limiting or prohibiting some or all of the operations on our properties. Moreover, these laws, rules and regulations may restrict the rate of oil, natural gas and NGL production below the rate that would otherwise be possible. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability. The trend in environmental regulation has been to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly construction, drilling, water management, completion, emission or discharge limits or waste handling, disposal or remediation obligations could increase the cost to our operators of developing our properties. Moreover, accidental releases or spills may occur in the course of operations on our properties, causing our operators to incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons.

Increased costs or operating restrictions on our properties as a result of compliance with or liability under environmental laws could result in reduced exploratory and production activities on our properties and, as a result, our revenues and results of operations. The following is a summary of certain existing environmental, health and safety laws and regulations, each as amended from time to time, to which operations on our properties are subject.

Hazardous Substances and Waste Handling

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) also known as the Superfund law, and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. Under CERCLA, these “responsible persons” may include the owner or operator of the site where the release occurred, and entities that transport, dispose of or arrange for the transport or disposal of hazardous substances released at the site. These responsible persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

The Resource Conservation and Recovery Act (“RCRA”) and comparable state laws control the management and disposal of hazardous and non-hazardous waste. These laws and regulations govern the generation, storage, treatment, transfer and disposal of wastes generated. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of oil, natural gas and NGLs, if properly handled, are currently exempt from regulation as hazardous waste under RCRA and, instead, are regulated under RCRA’s less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil, natural gas and NGL drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. For example, in December 2016, the EPA and environmental groups entered into a consent decree to address the EPA’s alleged failure to timely assess its RCRA Subtitle D criteria regulations exempting certain exploration and production related oil, natural gas and NGL wastes from regulation as hazardous wastes under RCRA. The consent decree requires the EPA to propose a rulemaking no later than March 15, 2019 for revision of certain Subtitle D criteria regulations pertaining to oil, natural gas and NGL wastes or to sign a determination that revision of the regulations is not necessary. If the EPA proposes rulemaking for revised oil and natural gas regulations, the consent decree requires that the EPA take final action following notice and comment rulemaking no later than July 15, 2021. Any such change could result in an increase in the costs to manage and dispose of wastes, which could increase the costs of our operators’ operations.

Certain of our properties have been used for oil and natural gas exploration and production for many years. Although the operators may have utilized operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons and wastes may have been disposed of or released on or under our properties, or on or under other offsite locations where these petroleum hydrocarbons and wastes have been taken for recycling or disposal. Our properties and the petroleum hydrocarbons and wastes disposed or released thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, the owner or operator could be required to remove or remediate previously disposed wastes, to clean up contaminated property and to perform remedial operations such as restoration of pits and plugging of abandoned wells to prevent future contamination or to pay some or all of the costs of any such action.

Water Discharges, Fluid Injections and NORM

The Federal Water Pollution Control Act, also known as the “Clean Water Act,” and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil, into federal and state waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Obtaining permits has the potential to delay the development of oil and natural gas projects. In addition, federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. In June 2015, the EPA and the U.S. Army Corps of Engineers (the “Corps”) published a final rule attempting to clarify the federal jurisdictional reach over waters of the United States (“WOTUS”). Several legal challenges to the rule followed, along with attempts to stay implementation following the change in presidential administration. Currently, the WOTUS rule is active in some states and enjoined in others. However, on December 11, 2018, the EPA and the Corps proposed changes to regulations under the Clean Water Act that would provide discrete categories of jurisdictional waters and tests for determining whether a particular waterbody meets any of those classifications. Several groups have already announced their intentions to challenge the proposed rule. Therefore, the scope of jurisdiction under the Clean Water Act is uncertain at this time. Spill prevention, control and countermeasure plan requirements imposed under the Clean Water Act require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. The Oil Pollution Act of 1990, as amended, or “OPA,” amends the Clean Water Act and establishes strict liability and natural resource damages liability for unauthorized discharges of oil into waters of the United States. OPA requires owners or operators of certain onshore facilities to prepare Facility Response Plans for responding to a worst case discharge of oil into waters of the United States.

Fluids resulting from oil and natural gas production, consisting primarily of salt water, are disposed by injection in belowground disposal wells regulated under the UIC program and analogous state laws. The UIC program requires permits from the EPA or an analogous state agency for the construction and operation of disposal wells, establishes minimum standards for disposal well operations, and may restrict the types and quantities of fluids that may be disposed. In addition, state and federal regulatory agencies have focused on a possible connection between oil and gas activity and induced seismicity. For example, in 2015, the United States Geological Study identified eight states, including Oklahoma and Texas, with areas of induced seismicity that could be attributed to fluid injection or oil and gas extraction.

In response to these concerns, some states, including Texas and Oklahoma, have imposed additional requirements for the permitting of produced water disposal wells, such as volume and pressure limitations or seismicity thresholds for temporary cessations of activity. The adoption and implementation of any new laws or regulations that restrict our operators’ ability to use hydraulic fracturing or dispose of produced water gathered from drilling and production activities by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring them to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.

In addition, naturally occurring radioactive material (“NORM”) is brought to the surface in connection with oil and gas production. Comprehensive federal regulation does not currently exist for NORM; however, the EPA has studied the impacts of technologically enhanced NORM, and several states, including Texas and New Mexico, regulate the disposal of NORM. Concerns have arisen over traditional NORM disposal practices (including discharge through publicly owned treatment works into surface waters), which may increase the costs associated with management of NORM. To the extent that federal or state regulation increases the compliance costs for NORM disposal, operators may incur additional costs that may make some properties unprofitable to operate.

Air Emissions

The CAA and comparable state laws restrict the emission of air pollutants from many sources through air emissions permitting programs and also impose various monitoring and reporting requirements. These laws and regulations may require our operators to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or incur development expenses to install and utilize specific equipment or technologies to control emissions. For example, in June 2016 the EPA finalized rules regarding criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting processes and requirements. Any such requirements could increase the costs of development and production on our properties, potentially impairing the economic development of our properties. Obtaining permits has the potential to delay the development of oil and natural gas projects. Federal and state regulatory agencies may impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations.

Climate Change

In response to findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the CAA that, among other things, establish PSD, construction and Title V operating permit reviews for certain large stationary sources.

At the federal level, no comprehensive climate change legislation has been implemented to date. The EPA has, however, adopted rules under authority of the CAA that, among other things, establish PSD construction and Title V operating permit reviews for GHG emissions from certain large stationary sources that are also potential major sources of certain principal, or criteria, pollutant emissions. Under these regulations, facilities required to obtain PSD permits must meet “best available control technology” standards for those GHG emissions. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the U.S., including, among others, onshore and offshore production facilities, which include certain of our operators’ operations. The EPA has expanded the GHG reporting requirements to all segments of the oil and natural gas industry, including gathering and boosting facilities as well as completions and workovers from hydraulically fractured oil wells.

Federal agencies also have begun directly regulating emissions of methane from oil and natural gas operations. For example, in June 2016, the EPA published NSPS, known as Subpart OOOOa, that requires certain new, modified or reconstructed facilities in the oil and natural gas sector to reduce these methane gas and volatile organic compound emissions. Following the change in presidential administration, there have been attempts to modify these regulations, and litigation concerning the regulations is ongoing. As a result, we cannot predict the scope of any final methane regulatory requirements or the cost to comply with such requirements. Several states have also adopted rules to control and minimize methane emissions from the production of oil and natural gas, and some others, including where we hold interests, have considered or may consider doing so in the future. For example, New Mexico’s new governor, Michelle Grisham, has previously expressed support for additional methane emission limitations, but we cannot predict whether any such regulations may be adopted.

At the international level, in December 2015, the United States and 194 other participating countries adopted the Paris Agreement, which calls for each participating country to establish their own nationally determined standards for reducing carbon output. However, in August 2017 the United States notified the United Nations that it would be withdrawing from the Paris Agreement. The Paris Agreement provides for a four-year exit process beginning when it took effect in November 2016, which would result in an effective exit date of November 2020. The United States’ adherence to the exit process and/or the terms on which the United States may reenter the Paris Agreement or separately negotiated agreement are unclear at this time. Various state and local governments have publicly committed to furthering the goals of the Paris Agreement.

The adoption and implementation of any international, federal or state legislation or regulations that require reporting of GHGs or otherwise restrict emissions of GHGs could result in increased compliance costs or additional operating restrictions for our operators, and could have a material adverse effect on our business, financial condition and results of operations. Moreover, recent activism directed at shifting funds away from companies that produce fossil-fuels could result in limitations or restrictions on certain sources of funding for the energy sector. Ultimately, this could make it more difficult for operators on our properties to secure funding for exploration and production activities. Additionally, activist shareholders have introduced proposals that may seek to force companies to adopt aggressive emission reduction targets or restrict more carbon-intensive activities. While we cannot predict the outcomes of such proposals, they could make it more difficult for operators to engage in exploration and production activities, ultimately reducing our royalties. Finally, many scientists have concluded that increasing concentrations of GHG in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climate events that could have an adverse effect on our operators’ operations and the production on our properties.

Hydraulic Fracturing Activities

Our operators engage in hydraulic fracturing. Hydraulic fracturing is a common practice that is used to stimulate production of hydrocarbons from tight formations, including shales. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. Currently, hydraulic fracturing is generally exempt from regulation under the U.S. Safe Drinking Water Act’s Underground Injection Control program and is typically regulated by state oil and gas commissions or similar agencies.

However, several federal agencies have asserted regulatory authority over certain aspects of the process. For example, in June 2016, the EPA published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants. Additionally, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain limited circumstances.

From time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process. In the event that new federal restrictions relating to the hydraulic fracturing process are adopted in areas where we own mineral or royalty interests, our operators may incur additional costs or permitting requirements to comply with such federal requirements that may be significant and that could result in added delays or curtailment in our operators’ pursuit of exploration, development or production activities, which would in turn reduce the oil, natural gas and NGLs produced from our properties.

Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states in which our properties are located. For example, Texas, New Mexico, and Oklahoma, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to, and litigation concerning, oil, natural gas and NGL production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs for our operators in the production of oil, natural gas and NGLs, including from the developing shale plays, or could make it more difficult for our operators to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in our operators’ completion of new oil and natural gas wells on our properties and an associated decrease in the production attributable to our interests, which could have a material adverse effect on our business, financial condition and results of operations.

Endangered Species Act and Migratory Birds Treaty Act

In the United States, the ESA restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the MBTA. To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where our operators operate, our operators’ abilities to conduct or expand operations could be limited, or our operators could be forced to incur material additional costs. Moreover, our operators’ drilling activities may be delayed, restricted or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons.

In addition, as a result of one or more settlements approved by the FWS, the agency is required to make a determination on the listing of numerous other species as endangered or threatened under the ESA by the end of the FWS’ 2017 fiscal year. The agency missed the deadline, and the review is reportedly ongoing. The designation of previously unidentified endangered or threatened species could cause our operators’ operations to become subject to operating restrictions or bans, and limit future development activity in affected areas. For example, recently, there have been renewed calls to review protections currently in place for the Dunes Sagebrush Lizard, whose habitat includes portions of the Permian Basin, and to reconsider listing the species under the ESA. Likewise, as of November 2016, FWS completed initial reviews of a petition filed by environmental groups to list the Lesser Prairie Chicken as endangered and found substantial information that could support the petitioners’ request. However, further action on the request remains pending. If these species or others are listed, the FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state and private lands. To the extent species are listed under the ESA or similar state laws, or previously unprotected species are designated as threatened or endangered in areas where our properties are located, operations on those properties could incur increased costs arising from species protection measures and face delays or limitations with respect to production activities thereon.

Employee Health and Safety

Operations on our properties are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, or “OSHA,” and comparable state statutes, whose purpose is to protect the health and safety of workers. For example, under a new OSHA standard limiting respirable silica exposure, the oil and gas industry must implement engineering controls and work practices to limit exposures below the new limits by June 23, 2021. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

Title to Properties

Prior to completing an acquisition of mineral and royalty interests, we typically perform a title review on each tract to be acquired. Our title review is meant to confirm the quantum of mineral and royalty interest owned by a prospective seller, the property’s lease status and royalty amount as well as encumbrances or other related burdens. For certain of our Texas and New Mexico properties, we obtain a limited title memorandum rendered by an oil and gas law firm. When we do not conduct a full title examination, we rely on the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before acquiring a specific royalty or mineral interest.

In addition to our initial title work, operators often will conduct a thorough title examination prior to leasing and/or drilling a well. Should an operator’s title work uncover any further title defects, either we or the operator will perform curative work with respect to such defects. An operator generally will not commence drilling operations on a property until any material title defects on such property have been cured.

We believe that the title to our assets is satisfactory in all material respects. Although title to these properties is in some cases subject to encumbrances, such as customary interests generally retained in connection with the acquisition of oil and gas interests, non-participating royalty interests and other burdens, easements, restrictions or minor encumbrances customary in the oil and natural gas industry, we believe that none of these encumbrances will materially detract from the value of these properties or from our interest in these properties.

Competition

The oil and natural gas business is highly competitive in the exploration for and acquisition of reserves, the acquisition of minerals and oil and natural gas leases and personnel required to find and produce reserves. Many of our competitors not only own and acquire mineral and royalty interests but also explore for and produce oil and natural gas and, in some cases, carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. By engaging in such other activities, our competitors may be able to develop or obtain information that is superior to the information that is available to us. In addition, certain of our competitors may possess financial or other resources substantially larger than we possess. Our ability to acquire additional minerals and properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

In addition, oil and natural gas products compete with other forms of energy available to customers, primarily based on price. These alternate forms of energy include electricity, coal and fuel oils. Changes in the availability or price of oil and natural gas or other forms of energy, as well as business conditions, conservation, legislation, regulations, and the ability to convert to alternate fuels and other forms of energy may affect the demand for oil and natural gas.

Seasonality of Business

Weather conditions affect the demand for, and prices of, natural gas and can also delay drilling activities, disrupting our overall business plans. Additionally, some of the areas in which our properties are located are adversely affected by seasonal weather conditions, primarily in the winter and spring. During periods of heavy snow, ice or rain, our operators may be unable to move their equipment between locations, thereby reducing their ability to operate the wells on our acreage, reducing the amount of oil and natural gas produced from the wells on our properties during such times. Additionally, extended drought conditions in the areas in which our properties are located could impact our operators’ ability to source sufficient water or increase the cost for such water. Furthermore, demand for natural gas is typically higher during the winter, resulting in higher natural gas prices for our natural gas production during our first and fourth quarters. Certain natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer, which can lessen seasonal demand fluctuations. Seasonal weather conditions can limit drilling and producing activities and other oil and natural gas operations in a portion of our operating areas. Due to these seasonal fluctuations, our results of operations for individual quarterly periods may not be indicative of the results that we may realize on an annual basis.

Employees

Historically, we have had no employees. Separate Management Services Agreements were entered into between the Predecessor Companies and FAS to provide management, support, and administrative services with respect to managing the Company’s properties. At the completion of this offering, the FAS employees providing services to us, of which there were 22 as of December 31, 2018, will become our employees and the Management Services Agreements will be terminated. For more information regarding FAS and our Management Services Agreements, please read “Certain Relationships and Related Party Transactions.”

Legal Proceedings

We are party to lawsuits arising in the ordinary course of our business. We cannot predict the outcome of any such lawsuits with certainty, but management believes it is remote that pending or threatened legal matters will have a material adverse impact on our financial condition.

Due to the nature of our business, we are, from time to time, involved in other routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment related disputes. In the opinion of our management, none of these other pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition, free cash flow or results of operations.

MANAGEMENT

The following table sets forth the names, ages and titles of our directors and executive officers.

Name	Age	Position
Christopher H. Transier	35	Chief Executive Officer
Skye A. Callantine	45	Director
		Director
		Director
		Director

Directors and Executive Officers

Christopher H. Transier—Chief Executive Officer. Mr. Transier has served as our Chief Executive Officer since May 2017, prior to which he served as President after he co-founded us with Mr. Callantine in May 2016. Prior to joining us, Mr. Transier served as Executive Vice President and Chief Financial Officer of Escondido Resources from July 2014 to April 2016 and as a Vice President at First Reserve from 2008 to July 2014. Mr. Transier was also previously an analyst in the Global Energy Group at UBS Investment Bank from 2006 to 2008. Mr. Transier received a Bachelor of Science in Mechanical Engineering from the University of Virginia, where he was a Rodman Scholar.

Skye A. Callantine—Director. Mr. Callantine has served as our Chairman since May 2017, prior to which he served as our Chief Executive Officer after he co-founded us with Mr. Transier. Mr. Callantine is also the President and Chief Executive Officer of Felix Energy Holdings II, LLC (“Felix Energy”) and Felix Midstream, LLC and has held those roles since he founded the companies in August 2015. Prior to founding Felix Energy, Mr. Callantine founded and was the Chief Executive Officer of Felix Energy, LLC from April 2013 to January 2016, when Felix Energy, LLC sold all of its assets to Devon Energy. Mr. Callantine served on the board of the TOM-STACK, LLC subsidiary of Tall Oak Midstream, LLC from October 2014 until the sale of all of its assets to EnLink Midstream in January 2016. Mr. Callantine served in a variety of leadership roles at Chesapeake Energy Corporation from 2005 to 2013. He also served in a variety of technical and leadership roles at ConocoPhillips from 1997 to 2005. Mr. Callantine received a Bachelor of Science in geophysical engineering from Montana Tech and a Master of Business Administration from Oklahoma State University and is a U.S. Air Force Veteran.

Mr. Callantine was selected to serve on our board of directors due to his extensive technical and leadership experience in the oil and natural gas industry.

Status as a Controlled Company

Because EnCap, through the EnCap Funds and certain of their affiliates, will initially hold indirectly an aggregate of approximately     % of the voting power of our capital stock following the completion of this offering, we expect to be a controlled company as of the completion of this offering under the Sarbanes-Oxley Act and NYSE corporate governance standards. A controlled company is not required to have a majority of independent directors on its board of directors or to form independent compensation or nominating and governance committees. We do not currently expect to have a compensation committee or a nominating and corporate governance committee. As a controlled company, we will remain subject to rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date and at least three independent directors on our audit committee within one year of the listing date.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and the applicable exchange corporate governance listing standards, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to any “phase-in” periods.

Board of Directors

Our board of directors currently consists of              members. Prior to the date that our Class A common stock is first traded on the NYSE, we expect to have a              member board of directors.

In evaluating director candidates, we expect to assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board to fulfill their duties.

Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

Director Independence

The board of directors is in the process of reviewing the independence of our directors using the independence standards of the NYSE. Currently, we anticipate that our board of directors will determine that each of Messrs.             ,             , and              are independent within the meaning of the NYSE listing standards currently in effect and that Messrs.              and              are independent within the meaning of 10A-3 of the Exchange Act.

Committees of the Board of Directors

Our board of directors currently has an audit committee but does not expect to establish a compensation committee or a nomination and governance committee so long as we are a controlled company. In addition, our board of directors may establish such other committees as it determines necessary or advisable from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

Rules implemented by the NYSE and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act, subject to transitional relief during the one-year period following the listing of our securities on the NYSE. Prior to completion of the offering, we expect to appoint             ,              and              as members of our audit committee, with             serving as the committee chairman. Although our board of directors has not made such determination yet, we anticipate that our board of directors will determine that                 ,                  and                 are independent under the rules of the NYSE and the SEC. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors within one year following the listing of our securities on the NYSE. SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experiences, possesses the attributes outlined in such rules. Our board of directors has determined that              satisfies the definition of an “audit committee financial expert.”

This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee oversees our compliance programs relating to legal and regulatory requirements. We have adopted an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards, which will be available on our website prior to the completion of this offering. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our next two other most highly compensated officers at the end of the last completed fiscal year. Accordingly, our “Named Executive Officers” are:

Name	Principal Position

2018 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the fiscal year ended December 31, 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested (#)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)

Long-Term Incentive Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our board of directors will adopt a long-term incentive plan, the LTIP, for employees, consultants and directors prior to the completion of this offering. Our Named Executive Officers will be eligible to participate in the LTIP, which we expect will become effective upon the consummation of this offering. We anticipate that the LTIP will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of service providers, including our Named Executive Officers, with those of our shareholders.

Director Compensation

We intend to implement a non-employee director compensation program in connection with this offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of our Corporate Reorganization and this offering, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each of our directors;

•	our Named Executive Officers; and

•	all of our directors and executive officers as a group.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our Class A common stock and Class B common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, directors or Named Executive Officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Fortis Minerals, Inc., 1111 Bagby Street, Suite 2150, Houston, Texas 77002.

To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares from us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Name of Beneficial Owner	Shares Beneficially Owned Before this Offering			Shares Beneficially Owned After this Offering (Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares)(1)									Shares Beneficially Owned After this Offering (Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares)(1)
				Class A Common Stock			Class B Common Stock			Combined Voting Power(2)			Class A Common Stock			Class B Common Stock			Combined Voting Power(2)
	Number	%		Number	%		Number	%		Number	%		Number	%		Number	%		Number	%
5% Shareholders:
(3)			%			%			%			%			%			%			%
Directors and Named Executive Officers:
Christopher H. Transier			%			%			%			%			%			%			%
Skye A. Callantine			%			%			%			%			%			%			%
			%			%			%			%			%			%			%
			%			%			%			%			%			%			%
			%			%			%			%			%			%			%
			%			%			%			%			%			%			%
			%			%			%			%			%			%			%
			%			%			%			%			%			%			%
			%			%			%			%			%			%			%
Directors and Executive Officers as a Group ( Persons)			%			%			%			%			%			%			%

(1)

Subject to the terms of the Fortis LLC Agreement, the Existing Owners, subject to certain limitations, will have the right to require Fortis LLC to redeem all or a portion of their Fortis LLC Units for shares of Class A common stock at a redemption ratio of one share of Class A common stock for each Fortis LLC Unit redeemed. See “Certain Relationships and Related Person Transactions—Fortis LLC Agreement.” Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon exercise by an Existing Owner of the Redemption Right. As a result, beneficial ownership of Class B common stock and Fortis LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be redeemed.

(2)

Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The Existing Owners will hold one share of Class B common stock for each Fortis LLC Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each Fortis LLC Unit held by such holder. Accordingly, the Existing Owners collectively have a number of votes in Fortis Inc. equal to the number of Fortis LLC Units that they hold. The number of shares of Class A common stock, Class B common stock and Fortis LLC Units to be issued to the Existing Owners is based on the implied equity value of Fortis LLC immediately prior to this offering, based on an initial public offering price of $            per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus). See “Corporation Reorganization,” “Description of Capital Stock—Class A Common Stock” and “Description of Capital Stock—Class B Common Stock.”

(3)

Upon the completion of this offering, the EnCap Funds will own            of the capital interests in, and will be able to appoint a majority of the members of the board of directors of,                      (“                    ”). Accordingly, the EnCap Funds may be deemed to beneficially own all of our securities held by                     . Each of the EnCap Funds is controlled indirectly by EnCap Partners GP, LLC (“EnCap Partners GP”). EnCap Partners GP is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of each of EnCap Equity Fund IX GP, L.P. (“EnCap IX GP”) and EnCap Equity Fund X GP, L.P. (“EnCap X GP”). EnCap IX GP is the sole general partner of EnCap IX and EnCap X GP is the sole general partner of EnCap X. EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap IX GP, EnCap X GP, EnCap IX and EnCap X may be deemed to share dispositive power over the securities held by Fortis Intermediate; thus, they may also be deemed to be the beneficial owners of these securities. Each of EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap IX GP, EnCap X GP, EnCap IX and EnCap X disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.

CORPORATE REORGANIZATION

Corporate Restructuring

Fortis Inc. was incorporated as a Delaware corporation in February 2019. Following this offering and the reorganization transactions described below, Fortis Inc. will be a holding company whose sole material asset will consist of a     % interest in Fortis LLC, which will directly or indirectly own all of the outstanding equity interests in the Predecessor Companies, which were formed by the EnCap Funds at various times beginning in April 2015 to pursue opportunities to acquire and manage mineral and royalty interests and together own all of our mineral and royalty interests. After the consummation of the transactions contemplated by this prospectus, Fortis Inc. will be the sole managing member of Fortis LLC and will be responsible for all operational, management and administrative decisions relating to Fortis LLC’s business.

In connection with this offering we intend to engage in the following transactions:

•	all of the outstanding equity interests in the Predecessor Companies will be contributed by the Existing Owners to Fortis LLC in exchange for membership interests in Fortis LLC;

•

all of the outstanding membership interests in Fortis LLC will be converted into (a) Fortis LLC Units and (b) the right to receive the distribution of our Class B common stock described in clauses below;

•	Fortis Inc. will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

•

Fortis Inc. will contribute to Fortis LLC a number of shares of its Class B common stock equal to the number of Fortis LLC Units held by the Existing Owners and all of the net proceeds of this offering in exchange for a number of Fortis LLC Units equal to the number of shares of Class A common stock issued in the offering; and

•	Fortis LLC will distribute to each of the Existing Owners one share of Class B common stock for each Fortis LLC Unit such Existing Owner holds.

After giving effect to these transactions and this offering and assuming the underwriters’ option to purchase additional shares is not exercised:

•	Fortis Inc. will own an approximate % interest in Fortis LLC;

•	the Existing Owners will own an approximate % interest in Fortis LLC;

•	investors in this offering will own all shares of our Class A common stock, representing % of our capital stock; and

•	the Existing Owners will own all shares of our Class B common stock, representing % of our capital stock.

We have granted the underwriters a 30-day option to purchase up to an aggregate of              additional shares of Class A common stock. Fortis Inc. will contribute any net proceeds received from the exercise of this option in exchange for a number of additional Fortis LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. If the underwriters’ option to purchase additional shares is exercised in full:

•	Fortis Inc. will own an approximate % interest in Fortis LLC;

•	the Existing Owners will own an approximate % interest in Fortis LLC;

•	investors in this offering will own all shares of our Class A common stock, representing % of our capital stock; and

•	the Existing Owners will own all shares of our Class B common stock, representing % of our capital stock.

Each share of our Class A common stock will have economic rights and entitle its holder to one vote on all matters to be voted on by shareholders generally. Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list the Class B common stock on any exchange.

Following this offering, under the Fortis LLC Agreement, each Fortis LLC Unit Holder will, subject to certain limitations, have a Redemption Right to cause Fortis LLC to acquire all or a portion of its Fortis LLC Units for, at Fortis LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Fortis LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. We will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Fortis LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Fortis Inc. (instead of Fortis LLC) will have a Call Right to, for administrative convenience, acquire each tendered Fortis LLC Unit directly from the redeeming Fortis LLC Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any redemption of Fortis LLC Units pursuant to the Redemption Right or acquisition pursuant to our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Fortis LLC Agreement.” The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock, including any shares of our Class A common stock issuable upon the exchange of Fortis LLC Units and an equal number of shares of our Class B common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)

Includes affiliates of the EnCap Funds, management and certain other investors. Please see “Security Ownership of Certain Beneficial Owners and Management” for further information regarding the interests held by Existing Owners.

Offering

Only Class A common stock will be sold to investors in this offering. Immediately following this offering, there will be              shares of Class A common stock issued and outstanding and              shares of Class A common stock reserved for redemptions of Fortis LLC Units and shares of Class B common stock pursuant to the Fortis LLC Agreement. We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and other offering related expenses, will be approximately $            million. We intend to contribute all of the net proceeds from this offering to Fortis LLC in exchange for Fortis LLC Units. Fortis LLC will use the net proceeds from this offering for general corporate purposes, including to fund future acquisitions of mineral and royalty interests.

As a result of our Corporate Reorganization and the offering described above (and prior to any redemptions of Fortis LLC Units):

•	the investors in this offering will collectively own shares of Class A common stock (or shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares);

•	Fortis Inc. will hold Fortis LLC Units (or Fortis LLC Units if the underwriters exercise in full their option to purchase additional shares);

•	the Existing Owners will hold shares of Class B common stock and a corresponding number of Fortis LLC Units;

•

assuming no exercise of the underwriters’ option to purchase additional shares, the investors in this offering will collectively hold     % of the voting power in us (or     % if the underwriters exercise in full their option to purchase additional shares); and

•

assuming no exercise of the underwriters’ option to purchase additional shares, the Existing Owners will hold     % of the voting power in us (or     % if the underwriters exercise in full their option to purchase additional shares).

Holding Company Structure

Our post-offering organizational structure will allow the Existing Owners to retain their equity ownership in Fortis LLC, a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A common stock in Fortis Inc., and Fortis Inc. is classified as a domestic corporation for U.S. federal income tax purposes. The Existing Owners and Fortis Inc. will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Fortis LLC.

In addition, pursuant to Fortis Inc.’s amended and restated certificate of incorporation and the Fortis LLC Agreement, Fortis Inc.’s capital structure and the capital structure of Fortis LLC will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one redemption ratio between the Fortis LLC Units and Fortis Inc.’s Class A common stock, among other things.

The holders of Fortis LLC Units, including Fortis Inc., will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Fortis LLC and will be allocated their proportionate share of any taxable loss of Fortis LLC. The Fortis LLC Agreement will provide, to the extent cash is available, for distributions pro rata to the holders of Fortis LLC Units in an amount generally intended to allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Fortis LLC, based on certain assumptions and conventions, provided that the distribution will be sufficient to allow Fortis Inc. to satisfy its actual tax liabilities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Transactions with Affiliates

Sponsor Contributions

During the years ended December 31, 2016, 2017 and 2018, we called approximately $188.0 million, $386.8 million and $         million, respectively, in capital contributions from our sponsor to fund our operations. In 2019, we have drawn approximately $         million in capital contributions through                     , 2019. After our Corporate Reorganization, our sponsor will have no further capital commitments.

Other Transactions with Affiliates

Each of the Predecessor Companies has a Management Services Agreement with FAS, pursuant to which FAS provides management, support and administrative services with respect to such entity’s operations. FAS incurs G&A costs on our behalf and on the behalf of the other entities for which it provides similar services and then allocates such costs, without margin, to each entity that directly benefited therefrom. During the years ended December 31, 2016, 2017 and 2018, $3.3 million, $6.8 million and $            million of expenses, respectively, were allocated to us from FAS pursuant to such agreements. As of December 31, 2018, we had prepaid an aggregate of $            million for certain management services and we had payables to FAS for management services totaling $            million. In 2019, we have had approximately $             million allocated to us from FAS pursuant to such agreements through                     , 2019. Mr. Callantine, a member of our board of directors, indirectly owns a majority of the capital interests in FAS.

In connection with the closing of this offering, all amounts due under each of our Management Services Agreements with FAS will be paid, the agreements will be terminated, and Fortis Inc. will become the sole managing member of Fortis LLC and be responsible for all operational, management and administrative decisions relating to Fortis LLC’s business.

Felix Energy, an operator of certain of our properties in the Permian Basin that is an EnCap portfolio company and entity where Mr. Callantine serves as Chief Executive Officer paid us an aggregate of $0.3 million and $             million for the years ended December 31, 2017 and 2018, respectively, on our mineral and royalty interests in such properties. In 2019, Felix Energy has paid to us approximately $             million on our mineral and royalty interests in such properties through                     , 2019.

Since May 2016, we have made periodic reimbursements to Felix Energy or its affiliates for the portion of Mr. Callantine’s salary and certain other related expenses paid by Felix Energy that are attributable to the time he devotes to us. We paid $0.2 million, $0.2 million and $             million for the years ended December 31, 2016, 2017 and 2018, respectively, to Felix Energy under this arrangement. In 2019, we have paid approximately $             million under this arrangement through                     , 2019. Mr. Callantine does not directly receive any portion of these payments. In connection with this offering, we expect to terminate this arrangement and pay any compensation attributable to Mr. Callantine’s board service directly to Mr. Callantine.

In November 2016, we entered into a joint acquisition agreement with Sabalo Energy, an EnCap portfolio company, which has a one-year automatically renewing term. Under the joint acquisition agreement, when we make certain acquisitions of mineral and royalty interests within defined areas of mutual interest in Borden and Howard counties, Texas, we provide Sabalo Energy with the opportunity to participate by acquiring up to 50% of the interests in those properties. Sabalo Energy paid us $5.8 million and $             million for the years ended December 31, 2017 and 2018, respectively, under the joint acquisition agreement in connection with its elections to participate in our acquisitions of properties within the area of mutual interest. In 2019, Sabalo Energy has paid us approximately $         million under this arrangement through                     , 2019.

Fortis LLC Agreement

The Fortis LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Fortis LLC Agreement is qualified in its entirety by reference thereto.

In accordance with the terms of the Fortis LLC Agreement, pursuant to the Redemption Right, the Fortis LLC Unit Holders will generally have the right to require Fortis LLC to redeem their Fortis LLC Units for, at Fortis LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Fortis LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Fortis Inc. (instead of Fortis LLC) will have the right under its Call Right to, for administrative convenience, acquire the tendered Fortis LLC Units directly from the tending Fortis LLC Unit Holder by paying, at its option, either (i) the number of shares of Class A common stock such Existing Owner would have received in the proposed redemption or (ii) an equivalent amount of cash. The Fortis LLC Unit Holders will be permitted to redeem their Fortis LLC Units for shares of our Class A common stock on a quarterly basis, subject to certain de minimis allowances. In addition, any redemptions involving            or more Fortis LLC Units (subject to the discretion of Fortis Inc. to permit redemptions of a lower number of units) may occur at any time. As the Fortis LLC Unit Holders redeem their Fortis LLC Units, our membership interest in Fortis LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.

Under the Fortis LLC Agreement, subject to the obligation of Fortis LLC to make tax distributions and to reimburse Fortis Inc. for its corporate and other overhead expenses, Fortis Inc. will have the right to determine when distributions will be made to the holders of Fortis LLC Units and the amount of any such distributions. Following this offering, if Fortis Inc. authorizes a distribution, such distribution will be made to the holders of Fortis LLC Units on a pro rata basis in accordance with their respective percentage ownership of Fortis LLC Units.

The holders of Fortis LLC Units, including Fortis Inc., will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Fortis LLC and will be allocated their proportionate share of any taxable loss of Fortis LLC. Net profits and net losses of Fortis LLC generally will be allocated to holders of Fortis LLC Units on a pro rata basis in accordance with their respective percentage ownership of Fortis LLC Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses. The Fortis LLC Agreement will provide, to the extent cash is available, for pro rata distributions to the holders of Fortis LLC Units in an amount generally intended to allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Fortis LLC, based on certain assumptions and conventions, provided that the distribution will be sufficient to allow Fortis Inc. to satisfy its actual tax liabilities.

The Fortis LLC Agreement will provide that, except as otherwise determined by us or in connection with the exercise of Fortis Inc.’s Call Right, at any time Fortis Inc. issues a share of its Class A common stock or any other equity security, the net proceeds received by Fortis Inc. with respect to such issuance, if any, shall be concurrently invested in Fortis LLC, and Fortis LLC shall issue to Fortis Inc. one Fortis LLC Unit or other economically equivalent equity interest. Conversely, if at any time any shares of Fortis Inc.’s Class A common stock are redeemed, repurchased or otherwise acquired, Fortis LLC shall redeem, repurchase or otherwise acquire an equal number of Fortis LLC Units held by Fortis Inc., upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Under the Fortis LLC Agreement, the members have agreed that the Existing Owners and/or one or more of their affiliates will be permitted to engage in business activities or invest in or acquire businesses that may compete with our business or do business with any client of ours.

Fortis LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Fortis LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (i) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Fortis LLC, (ii) second, to establish cash reserves for contingent or unforeseen liabilities and (iii) third, to the members in proportion to the number of Fortis LLC Units owned by each of them.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with the Existing Owners. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the sale of shares of our Class A common, including any shares of our Class A common stock issuable upon the exchange of Fortis LLC Units and an equal number of shares of our Class B common stock, by the Existing Owners or certain of their affiliates. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Procedures for Approval of Related Party Transactions

Prior to the closing of this offering, our board of directors will adopt a policy for approval of Related Party Transactions. A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our outstanding shares of Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our outstanding shares of Class A common stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

We anticipate that our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, we expect that our audit committee will review all material facts of all Related Party Transactions.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Fortis Inc. will consist of              shares of Class A common stock, $0.01 par value per share, of which              shares will be issued and outstanding,              shares of Class B common stock, $0.01 par value per share, of which              shares will be issued and outstanding, and              shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Fortis Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Except as provided by law or in a preferred stock designation, holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders and do not have cumulative voting rights. Except as otherwise required by law, holders of Class A common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL.

Dividend Rights. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of Class A common stock are entitled to receive ratably in proportion to the shares of Class A common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our Class A common stock. In connection with this offering, our legal counsel will opine that, subject to the qualifications and limitations stated in such opinion, the shares of our Class A common stock to be issued pursuant to this offering will be fully paid and non-assessable. A copy of such opinion of our legal counsel, including a discussion of the qualifications and limitations thereto, is included as Exhibit 5.1 to the registration statement of which this prospectus forms a part.

Class B Common Stock

Generally. In connection with the reorganization and this offering, each Existing Owner will receive one share of Class B common stock for each Fortis LLC Unit that it holds. Shares of Class B common stock will not be transferrable except in connection with a permitted transfer of a corresponding number of Fortis LLC Units. Accordingly, each Existing Owner will have a number of votes in Fortis Inc. equal to the aggregate number of Fortis LLC Units that it holds.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of shares of our Class A common stock and

Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock.

Liquidation Rights. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Fortis Inc.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of              shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of shareholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise, or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, may have the effect of discouraging coercive takeover practices and potential takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will elect not to be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

•	the transaction is approved by the board of directors before the date the interested shareholder attained that status;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests. Some of these provisions will not apply until EnCap Investments and its affiliates (including the EnCap Funds) no longer collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of our outstanding shares of common stock (the Trigger Event), as described below. Therefore, these provisions could adversely affect the price of our Class A common stock.

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all shareholders’ notices. These requirements may preclude shareholders from bringing matters before the shareholders at an annual or special meeting;

•

provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without shareholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors constituting our board of directors may be changed only by resolution of the board of directors;

•

provide that, after the Trigger Event, all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of our preferred stock, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by shareholders holding a majority of the outstanding shares);

•	provide that our bylaws can be amended by the board of directors;

•

provide that, after the Trigger Event, any action required or permitted to be taken by our shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of our preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of common stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting);

•

provide that, after the Trigger Event, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of not less than 66 2/3% of our then-outstanding shares of common stock (prior to such time, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of a majority of our then-outstanding shares of common stock);

•

provide that, after the Trigger Event, special meetings of our shareholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the members of the board of directors serving at the time of such vote (prior to such time, a special meeting may also be called at the request of our shareholders holding a majority of the then-outstanding shares entitled to vote generally in the election of directors voting together as a single class);

•

provide that, after the Trigger Event, our board of directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors that may be elected by holders of our preferred stock, if any (prior to such time, our board of directors will consist of a single class of directors serving one-year terms);

•

provide that, after the Trigger Event, the affirmative vote of the holders of not less than 66 2/3% in voting power of all then-outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office, and such removal may only be for “cause” (prior to such time, a director may be removed at any time by the affirmative vote of the holders of a majority of our then-outstanding shares of common stock); and

•	prohibit cumulative voting on all matters.

Corporate Opportunity

Under our amended and restated certificate of incorporation, to the extent permitted by law:

•

EnCap and its affiliates have the right to, and have no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients or customers, or invest or own any interest publicly or privately in, or develop a business relationship with, any business that is competitive or in the same line of business as us;

•	if EnCap or its affiliates acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us; and

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders;

•

any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws; or

•

any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights

For a description of registration rights with respect to our Class A common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is                .

Listing

We intend to apply to list our Class A common stock on the NYSE under the symbol “NRIA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. Future sales of shares of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of              shares of Class A common stock. Of these shares, all of the              shares of Class A common stock (or              shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the Fortis LLC Agreement, the Existing Owners will each have the right to redeem all or a portion of their Fortis LLC Units for Class A common stock at a redemption ratio of one share of Class A common stock for each Fortis LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications, or, at our election, an equivalent amount of cash. Upon consummation of this offering, the Existing Owners will hold            Fortis LLC Units, all of which will be redeemable for shares of our Class A common stock. See “Certain Relationships and Related Party Transactions—Fortis LLC Agreement.” The shares of Class A common stock we issue upon such redemptions, based on the holder’s current ownership position and relationship with us, would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the Existing Owners that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•

             shares will be eligible for sale upon the expiration of the lock-up agreements,     % of which are shares that may be issued in exchange for Class B common stock, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701; and

•	shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus.

Lock-up Agreements

We, all of our directors and executive officers and certain of our shareholders and employees have agreed or will agree that, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Credit Suisse Securities (USA) LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock, subject to certain exceptions and under certain conditions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then-outstanding shares of our Class A common stock or the average weekly trading volume of shares of our Class A common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase or otherwise receive shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register shares issuable under our LTIP. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement may be made available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

For a description of registration rights with respect to our Class A common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of our Class A common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of our Class A common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of our Class A common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•

whether the acquisition or holding of the shares of our Class A common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see the discussion under “—Prohibited Transaction Issues” below); and

•

whether the Plan will be considered to hold, as plan assets, (i) only shares of our Class A common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of

ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of our Class A common stock by an ERISA Plan with respect to which the issuer, the initial purchaser or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of our Class A common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)

the equity interests acquired by ERISA Plans are “publicly-offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)

the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)

there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our Class A common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of our Class A common stock. Purchasers of shares of our Class A common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of our Class A common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of

ERISA, the Code or applicable Similar Laws. The sale of shares of our Class A common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below) that holds our Class A common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States Persons” (as defined under the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

Distributions of cash or property on our Class A common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock (and will reduce such tax basis) and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Class A Common Stock.”

Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced income tax treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax (including backup withholding discussed below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

With regard to the third bullet point above, generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our Class A common stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING RULES TO THEIR OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2019. we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of Class A common stock:

Underwriter	Number of Firm Securities to be Purchased
Credit Suisse Securities (USA) LLC

Total	$

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the underwriters’ option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance, and subject to the underwriters’ right to reject, any order in whole or in part.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional shares of Class A common stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised to the extent the underwriters sell more than              shares of Class A common stock in connection with this offering.

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and selling concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The expenses of this offering that have been paid or are payable by us are estimated to be approximately $            million (excluding underwriting discounts and commissions). We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with this offering in an amount up to $            .

We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

Our officers and directors and certain of our shareholders and employees have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

Credit Suisse Securities (USA) LLC, in its discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the Class A common stock and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC may consider, among other factors, the holder’s reasons for requesting the release and the number of shares of Class A common stock or other securities for which the release is being requested.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of Class A common stock on the NYSE under the symbol “NRIA.”

In connection with the listing of the Class A common stock on the NYSE, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of            beneficial owners.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations among us and the underwriters and will not necessarily reflect the market price of the Class A common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the Class A common stock will trade in the public market subsequent to this offering or that an active trading market for the Class A common stock will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase in the underwriters’ option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the underwriters’ option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE and, if commenced, may be discontinued at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Selling Restrictions

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EEA Restriction

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are qualified investors as defined under the Prospectus Directive;

(b)

by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for Extraction or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to Extraction; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to United Kingdom Investors

This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the Class A common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(d)

you warrant and agree that you will not offer any of the Class A common stock for resale in Australia within 12 months of that Class A common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the shares of our Class A common stock that are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations. Our Class A common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to our Class A common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. Our Class A common stock is being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase shares of our Class A common stock with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document as well as any other material relating to our Class A common stock is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

LEGAL MATTERS

The validity of the shares our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis LLP, Houston, Texas.

EXPERTS

The balance sheet of Fortis Minerals, Inc. as of February 1, 2019 included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Fortis Minerals—Predecessor as of December 31, 2017, and for the year then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of our reserves and related future net cash flows related to our properties as of December 31, 2018 included herein and elsewhere in the registration statement were based upon reserve reports prepared by independent petroleum engineers, Ryder Scott Company, L.P. We have included these estimates in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. A copy of the registration statement, and the exhibits and schedules thereto are available free of charge from the SEC’s website.

As a result of this offering, we will become subject to the full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements certified by an independent public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Fortis Minerals, Inc.

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying balance sheet of Fortis Minerals, Inc. (the “Company”) as of February 1, 2019, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of February 1, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

February 8, 2019

We have served as the Company’s auditor since 2016.

FORTIS MINERALS, INC.

BALANCE SHEET

February 1, 2019
Assets
Assets
Cash and cash equivalents	$—

Total assets	$—

Shareholder’s Equity
Shareholder’s Equity
Common stock, $0.01 par value; authorized 1,000 shares, 1,000 issued and outstanding at February 1, 2019	$10
Less receivable from Fortis Minerals Intermediate Holdings, LLC	(10)

Total shareholder’s equity	$—

See accompanying notes to the financial statements.

FORTIS MINERALS, INC.

NOTES TO BALANCE SHEET

1. Organization and Basis of Presentation

Fortis Minerals, Inc. (“Fortis Inc.”) is a Delaware corporation formed on February 1, 2019 to become a holding company.

This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Fortis Minerals Intermediate Holdings, LLC has committed to contribute $10 as the initial sole shareholder. This contribution receivable is reflected as a reduction to equity. Separate Statements of Income, Changes in Shareholder’s Equity and of Cash Flows have not been presented because Fortis Inc. has had no business transactions or activities to date.

2. Subsequent events

Fortis Inc. has evaluated subsequent events that occurred February 1 through February 8, 2019, which is the date this financial statement was available to be issued, and is not aware of any events.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Fortis Minerals, Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheet of Fortis Minerals - Predecessor, which is comprised of Fortis Minerals, LLC, Fortis Minerals II, LLC, Sooner Trend Minerals, LLC, and Phillips Energy Partners IV, LLC, (collectively the “Company”) as of December 31, 2017, and the related combined statements of operations, equity and cash flows for the year then ended, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

February 8, 2019

We have served as the Company’s auditor since 2016.

Fortis Minerals—Predecessor

Combined Balance Sheet

(Amounts in thousands of USD)

December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$18,848
Accounts receivable	14,583
Long-lived assets available for sale (related party—see Note 6)	1,508
Subscriptions receivable	19,993
Prepaid expenses and other current assets	75

Total current assets	55,007

Property and equipment:
Oil and natural gas interests, successful efforts method	636,306
Accumulated depletion and impairment	(35,063)

Oil and natural gas interests, net	601,243

Other assets:
Other non-current assets	355

Total other assets	355

Total assets	$656,605

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,173

Total current liabilities	1,173

Commitments and contingencies (Note 8)
Combined equity	655,432

Total liabilities and equity	$656,605

See accompanying notes to the combined financial statements.

Fortis Minerals—Predecessor

Combined Statement of Operations

(Amounts in thousands of USD)

For the Year Ended December 31, 2017
Revenues:
Oil, natural gas, and natural gas liquids sales	$52,022
Lease bonus and other	1,280

Total revenues	53,302

Operating costs and expenses:
Production and ad valorem taxes	1,419
Processing, transportation, and other	1,862
Depletion	18,965
Impairment of oil and natural gas properties	516
Gain on disposition of assets	(675)
General and administrative (related party—see Note 6)	6,810
General and administrative—other	118

Total operating costs and expenses	29,015

Operating income	24,287

Other income (expense):
Interest income	25
Interest expense	(206)
Other	(10)

Total other income (expense)	(191)

Net income	$24,096

See accompanying notes to the combined financial statements.

Fortis Minerals—Predecessor

Combined Statement of Equity

(Amounts in thousands of USD)

Combined Equity
Balance—December 31, 2016	$280,114
Capital contributions	394,302
Capital distributions	(43,080)
Net income	24,096

Balance—December 31, 2017	$655,432

See accompanying notes to the combined financial statements.

Fortis Minerals—Predecessor

Combined Statement of Cash Flows

(Amounts in thousands of USD)

For the Year Ended December 31, 2017
Cash flows from operating activities:
Net income	$24,096
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion	18,965
Impairment of oil and natural gas properties	516
Gain on disposition of assets	(675)
Amortization of debt issuance costs charged to interest expense	145
Changes in operating assets and liabilities:
Accounts receivable	(6,933)
Prepaid expenses and other current assets	(51)
Accounts payable and accrued liabilities	(6,605)

Net cash provided by operating activities	29,458

Cash flows from investing activities:
Acquisitions of oil and natural gas properties	(385,088)
Other deposits paid for pending acquisitions of oil and natural gas properties	(300)
Proceeds from disposition of assets	12,310

Net cash used in investing activities	(373,078)

Cash flows from financing activities:
Capital contributions	374,309
Capital distributions	(43,080)

Net cash provided by financing activities	331,229

Net decrease in cash and cash equivalents	(12,391)
Cash and cash equivalents at beginning of period	31,239

Cash and cash equivalents at end of period	$18,848

Supplemental disclosure of cash flow information:
Change in oil and natural gas property acquisitions financed through liabilities	$2,159
Change in oil and natural gas property acquisitions acquired by using prepaid deposits	$(9,799)
Subscriptions receivable	$19,993

See accompanying notes to the combined financial statements.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

The combined financial statements of Fortis Minerals—Predecessor (the “Company”) presented herein include the accounts of Fortis Minerals, LLC, Fortis Minerals II, LLC, Sooner Trend Minerals, LLC, and Phillips Energy Partners IV, LLC (collectively “the Fortis Companies”). The Fortis Companies were formed to acquire and manage oil and natural gas mineral, royalty, and overriding royalty interests. To date, interests accumulated are primarily located in the Anadarko Basin in Oklahoma and the Permian Basin in Texas and New Mexico. Management Services Agreements exist between the Fortis Companies and Fortis Administrative Services, LLC (“FAS”) to provide management, support, and administrative services.

Basis of Presentation

The Company’s combined financial statements for the period presented were prepared under the accrual basis of accounting in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) as detailed in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) and include the accounts of all majority-owned, controlled subsidiaries. All intercompany accounts and transactions have been eliminated. The Company has evaluated events or transactions through the date of issuance of this report in conjunction with the preparation of these combined financial statements.

The following entities were determined to be under common control and represent the operations of the Company:

•

Fortis Minerals, LLC (“FM 1”) is a Delaware limited liability company and was formed on April 27, 2016. FM 1 is majority owned by EnCap Energy Capital Fund X, L.P. (“EnCap Fund X”), and owns oil and natural gas mineral, royalty, and overriding royalty interests, primarily in Oklahoma, Texas, and New Mexico. FM 1 has three wholly owned subsidiaries (Fortis Sooner Trend, LLC, Chisos Minerals, LLC, and Chisos Land, LLC).

•

Fortis Minerals II, LLC (“FM 2”) is a Delaware limited liability company and was formed on March 20, 2017. FM 2 is majority owned by EnCap Fund X, and owns oil and natural gas mineral, royalty, and overriding royalty interests, primarily in Oklahoma, Texas, and New Mexico.

•

Sooner Trend Minerals, LLC (“STM”) is a Delaware limited liability company and was formed on June 29, 2015. STM is majority owned by EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”), through Felix STACK Holdings, LLC (“Felix STACK”) and EnCap FEx Holdings, LLC, and owns oil and natural gas mineral, royalty, and overriding royalty interests in Oklahoma.

•

Phillips Energy Partners IV, LLC, (“PEP 4”) is a Delaware limited liability company and was formed on April 23, 2015. PEP 4 is wholly owned by EnCap Fund IX, and owns oil and natural gas mineral, royalty, and overriding royalty interests, primarily in Oklahoma. PEP 4 has one wholly owned subsidiary (Phenom Minerals, LLC).

As these entities were deemed to be under common control, the financial data is presented on a combined basis retrospectively to the earliest period presented. Activity from the periods January 1, 2017 through March 19, 2017 reflects only FM 1, STM, and PEP 4 due to FM 2 being formed on March 20, 2017. Activity for the period March 20, 2017 through December 31, 2017 reflects all of the Fortis Companies.

Segment Reporting

The Company operates in a single operating and reportable segment engaged in the acquisition of oil and natural gas properties principally located in the Anadarko and Permian Basins in the United States. Operating

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company’s chief executive officer has been determined to be the chief operating decision maker and allocates resources and assesses performance based upon financial information of the Company as a whole.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because there are numerous uncertainties inherent in the estimation process, actual results could differ materially from those estimates. Significant estimates made in preparing these financial statements include the estimate of uncollected revenues and unpaid expenses from mineral, royalty, and overriding royalty interests in properties operated by nonaffiliated entities, the estimates of proved oil, natural gas, and natural gas liquids (“NGL”) reserves and related present value estimates of future net cash flows from those properties, and equity-based compensation.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and short-term liquid investments with maturities of less than three months from the date of purchase. The Company maintains cash and cash equivalents in bank deposit accounts which, at times, may exceed the federally insured limits. The Company has not experienced any losses from such investments.

Accounts Receivable

The Company’s accounts receivables are primarily from mineral, royalty, and overriding royalty interests and recorded at the amount due, less an allowance for doubtful accounts when applicable. In estimating the allowance, management considers, among other things, how recently and how frequently payments have been received and the financial position of the party. During the year ended December 31, 2017 the Company deemed $68 thousand of its accounts receivable uncollectible and fully wrote off these amounts out of accounts receivable to bad debt expense, which is reflected in “General and administrative expenses” in the Combined Statement of Operations.

Revenue Recognition

The Company’s revenue is primarily derived from oil, natural gas, and NGL minerals, royalties, and overriding royalties. Revenue is recorded when title passes to the operator or purchaser. Royalty interest owners have no rights or obligations to explore, develop, or operate properties and do not incur any of the costs of exploration, development, and operation of the properties. Given the inherent time lag between when oil, natural gas, and NGL production and sales occur, and when operators or purchasers often make disbursements to royalty interest owners, a significant portion of our revenues may represent accrued revenue based on estimated net sales volumes.

Oil, natural gas, and NGL sales are recorded on a gross basis in the Combined Statement of Operations with production and ad valorem taxes, and processing, transportation, and other expenses separately recorded as part of “Operating costs and expenses”.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Revenues from lease bonuses are included within “Lease bonus and other” in the Combined Statement of Operations. Lease bonuses are recorded upon receipt to the extent we have no ongoing obligations to perform (other than allowing access to the lease).

Oil and Natural Gas Properties

The Company invests primarily in mineral, royalty, and overriding royalty interests of oil and natural gas properties. Oil and natural gas producing activities are accounted for in accordance with the successful efforts method of accounting. Under this method, costs of acquiring properties are capitalized. All general and administrative costs unrelated to acquisitions are expensed as incurred. Depletion of capitalized costs is recorded using the units-of-production method based on proved reserves. On the sale or retirement of a proved property, the cost and related accumulated depletion are removed from the property accounts, and any gain or loss is recognized.

Reserves

Estimates of the Company’s proved reserves are prepared in accordance with accounting principles generally accepted in the United States and Securities Exchange Commission (“SEC”) guidelines. Our engineering estimates of proved oil, natural gas, and NGL reserves directly impact financial accounting estimates, including depletion, and impairment of proved properties. Proved oil and natural gas reserves are the estimated quantities of oil and natural gas reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under defined economic and operating conditions. The process of estimating quantities of proved reserves is very complex, requiring significant subjective decisions in the evaluation of all geological, engineering, and economic data for each reservoir. The accuracy of a reserve estimate is a function of: (i) the quality and quantity of available data; (ii) the interpretation of that data; (iii) the accuracy of various mandated economic assumptions; and (iv) the judgment of the persons preparing the estimate. The data for a given reservoir may change substantially over time as a result of numerous factors, including additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Changes in oil and natural gas prices and expected performance from a given reservoir also will result in revisions to the amount of our estimated proved reserves. Ryder Scott Company (“Ryder Scott”), our independent reserve engineers, were engaged to audit our reserves estimates at December 31, 2017. The properties audited by Ryder Scott accounted for approximately 85% of total proved developed reserves and total estimated proved discounted future net income.

Impairment of Long-Lived Assets

In accordance with ASC 360, Property, Plant, and Equipment, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying values of proved properties are reduced to fair value when the expected undiscounted future cash flows are less than net book value. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of the underlying properties include estimates of reserves, future commodity prices, and the market-based weighted average cost of capital rate. See Note 4. Property and Equipment for further details.

Long-lived assets classified as available for sale are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depleted.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, prepaid expenses, payables, and accrued liabilities. The carrying amounts of cash and cash equivalents, receivables, prepaid expenses, payables, and accrued liabilities approximates fair value because of the short-term nature of the instruments (see Note 5. Fair Value).

Concentrations

The Company is subject to risks resulting from the concentration of its revenues in producing properties in the Anadarko Basin in Oklahoma and the Permian Basin in Texas and New Mexico, as well as revenues derived from certain property operators. For the year ended December 31, 2017, greater than 10% of revenues received were generated from regions and specific operators as follows:

For the Year Ended December 31, 2017
Regions:
Anadarko Basin (OK)	83%
Permian Basin (TX/NM)	17%
Operators:
Devon Energy Corporation	50%
Newfield Exploration Company	15%
Continental Resources, Inc.	10%

General and Administrative Expense

The Fortis Companies have no employees. Separate Management Services Agreements were entered into between the Fortis Companies and FAS to provide management, support, and administrative services with respect to the Company’s operations. General and administrative (“G&A”) expenses include all direct company related expenses, as well as indirect expenses, including non- employee compensation for executives and other personnel allocated to the Fortis Companies by FAS (see Note 6. Related Party Transactions).

Equity-Based Compensation

Certain Fortis Companies have granted equity-based compensation awards in the form of both incentive units and incentive interests. These awards are accounted for under authoritative guidance on share-based payments, stock compensation, and financial instruments. The guidance requires all incentive unit and incentive interest awards to non-employees and directors to be recognized in the financial statements based on their fair values once performance and requisite service conditions are met. Based on their terms, the incentive unit awards granted by certain Fortis Companies are deemed fully vested, however, the fair value of the awards were nominal and no unit-based compensation expense was recognized during the year ended December 31, 2017. Based on their terms, the incentive interest awards granted by certain other Fortis Companies are not deemed vested as specified performance and service conditions have not been met and no compensation expense was recognized during the year ended December 31, 2017 (see Note 9. Combined Equity).

Income Taxes

The Fortis Companies have elected to be taxed as partnerships. Accordingly, income taxes are assessed upon the Fortis Companies’ owners for their share of taxable income or loss. However, the Fortis Companies are required to review various tax positions taken with respect to the continued applicability of tax statuses as

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

partnerships, and whether they are appropriately filing tax returns for all jurisdictions for which they have a tax nexus. The Company is subject to the Texas Franchise Tax, which is not a pass through item. The Texas Franchise Tax (commonly referred to as the Texas Margin Tax) is levied at a rate of 0.75% on applicable gross revenues less certain deductions, as specifically set forth in the Texas Margin Tax Statute. The Company recorded no tax provision or benefit at December 31, 2017 as the amounts were immaterial.

Recently Issued Accounting Pronouncements

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation: Scope of Modification Accounting (Topic 718). The update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under Topic 718. The amendments require an entity to account for the effects of a modification unless all of the following conditions are met:

•	The fair value (or intrinsic or calculated value if elected) of the modified award is the same as the value of the original award immediately before the original award was modified.

•	The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified.

•	The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified.

For non-public business entities, this ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Company does not plan to early adopt and is evaluating the impact that the update will have on its financial statements and related disclosures.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business in order to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The FASB issued this ASU in response to stakeholder feedback that the current definition of a business in ASC 805 is being applied too broadly and the application of the guidance was not resulting in consistent application in a cost-effective manner. This ASU provides a screen whereby a transaction will be accounted for as an asset purchase (or disposal) if substantially all of the fair value of the gross assets acquired (disposed) is concentrated in a single identifiable asset or a group of similar identifiable assets. If the screen is not met, the entity will evaluate whether the transaction is a business acquisition under revised criteria. The ASU is effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal periods beginning after December 15, 2019, with early adoption permitted under certain circumstances. The amendments in this ASU should be applied prospectively as of the beginning of the period of adoption. The Company does not plan to early adopt and is evaluating the impact that the update will have on its financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows—Restricted Cash. This update affects entities that have restricted cash or restricted cash equivalents. The new guidance is effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not plan to early adopt and is evaluating the impact that the update will have on its financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in practice of how certain cash receipts and cash

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

payments are currently presented and classified in the statement of cash flows. The ASU addresses the topic of separately identifiable cash flows and application of the predominance principle. Classification of cash receipts and payments that have aspects of more than one class of cash flows should be determined first by applying specific guidance, and then by the nature of each separately identifiable cash flow. In situations where there is an absence of specific guidance and the cash flow has aspects of more than one type of classification, the predominance principle should be applied whereby the cash flow classification should depend on the activity that is likely to be the predominant source or use of cash flows. The new guidance is effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not plan to early adopt and is evaluating the impact that the update will have on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update applies to any entity that enters into a lease, with some specified scope exemptions. Under this update, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. While there were no major changes to the lessor accounting, changes were made to align key aspects with the revenue recognition guidance. This update will be effective for non-public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. Entities will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. As of the filing date, the Company was not the lessor or lessee of any leases other than mineral leases which were excluded from the scope of this ASU. The Company does not plan to early adopt and is evaluating the impact that the update will have on its financial statements and related disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and industry specific guidance in ASC Subtopic 932-605, Extractive Activities—Oil and Gas—Revenue Recognition. This ASU requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods and services. This ASU is effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and is required to be adopted either retrospectively or as a cumulative-effect adjustment as of the date of adoption, with early adoption permitted. The Company does not plan to early adopt and is evaluating the impact that the update will have on its financial statements and related disclosures.

3. ACQUISITIONS AND DISPOSITIONS

Acquisitions

For the year ended December 31, 2017, the Company acquired certain interests in producing and non-producing oil and natural gas properties from third parties in five states for an aggregate adjusted purchase price of $385.1 million, of which approximately 6% was allocated to proved properties and approximately 94% was allocated to unproved properties. Included in this amount was the acquisition of certain interests in the Permian Basin from a single party for $93.0 million, as adjusted for certain items in the Purchase and Sale and Sale Agreement, which closed in February 2017. These acquisitions were accounted for as asset acquisitions.

Dispositions

In December 2016, the Company sold its entire interest in certain Oklahoma properties to a third party for $100.0 million, subject to certain adjustments, $6.5 million of which was collected in 2017.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Joint Acquisition Agreement

In November 2016, the Company entered into a joint acquisition agreement (“JAA”) with Sabalo Energy regarding the acquisition of mineral, royalty, and overriding royalty interests in Texas. Based on the terms of the JAA, when the Company makes certain acquisitions within defined areas of mutual interest (“AMI”), it shall provide Sabalo Energy with the opportunity to participate by acquiring specified interests in those properties from the Company. During 2017, the Company acquired $14.7 million worth of properties within the AMI and subsequently made offers to Sabalo Energy to participate. As of December 31, 2017, Sabalo Energy had elected to participate in and acquired 50% of the Company’s interests in certain of those properties at cost, including allocated title and broker fees, for proceeds of $5.8 million. The purchase price paid by the Company is reflected as “Acquisitions of oil and natural gas properties” and the subsequent proceeds received from Sabalo Energy are reflected as “Proceeds from disposition of assets” in the Combined Statement of Cash Flows. No gain or loss is recognized for these transactions.

An additional $1.5 million of properties had been offered as of December 31, 2017, but for which Sabalo Energy had not yet elected to participate, and those properties are reflected in “Long-lived assets available for sale (related party)” in the Combined Balance Sheet of the Company. In January 2018, Sabalo Energy elected to participate in this offering of properties. The majority owner of Sabalo Energy is also majority owner of the Fortis Companies therefore Sabalo Energy is deemed a related party (see Note 6. Related Party Transactions).

4. PROPERTY AND EQUIPMENT

The Company uses the successful efforts method of accounting for its investment in mineral, royalty, and overriding royalty interests. Under this method of accounting, proved and unproved property acquisition costs are capitalized as the cost of properties when incurred. To the extent capitalized costs of proved properties, net of accumulated depletion, exceed the undiscounted future cash flows, the carrying value of the property is reduced to estimated fair value and the excess capitalized costs are charged to impairment expense in the period incurred. Proved properties are grouped for impairment purposes by regional aggregations of fields according to a number of factors including location and geological characteristics. The Company recognized impairment expenses associated with its proved properties of $0.3 million for the year ended December 31, 2017. The impairments were primarily due to changes in assumptions and reductions in estimated future cash flows and represent nonrecurring fair value measurements (see Note 5. Fair Value).

A portion of the carrying value of the Company’s interests is attributable to unproved properties. The unproved amounts are not subject to depletion until they are classified as proved properties. Capitalized costs attributable to the properties become subject to depletion when proved reserves are assigned to the property and the Company transfers the cost basis from unproved to proved properties accordingly. The Company assesses all properties classified as unproved on an annual basis for impairment. The Company assesses properties on an individual basis or as a group, if properties are individually insignificant. The assessment includes consideration of the following factors, among others: recent drilling activity, remaining lease term, geological, geophysical and engineering evaluations, and market prices for similar assets. The Company recognized impairment expenses associated with its unproved properties of $0.3 million for the year ended December 31, 2017. The impairments were primarily due to changes in assumptions and acreage in certain areas.

The proved and unproved property impairments are reported in “Impairment of oil and natural gas properties” in the Combined Statement of Operations.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

The following is a summary of property and equipment as of December 31, 2017 (in thousands):

December 31, 2017
Oil and natural gas interests:
Proved properties	$162,008
Unproved properties	474,298

Gross oil and natural gas interests	636,306
Less accumulated depletion and impairment	(35,063)

Oil and natural gas interests, net	$601,243

5. FAIR VALUE

ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has applied ASC 820 to all financial instruments that are required to be reported at fair value.

Financial instruments are carried at fair value and are classified and disclosed in the following categories:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are estimated using quoted market prices.

Level 2—Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies. These models are primarily industry-standard models that consider various observable inputs, including time value, yield curve, volatility factors, observable current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures.

Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable for objective sources.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on markets data obtained from sources independent of the reporting entity.

In determining the appropriate fair value hierarchy levels, the Company has performed an analysis of the financial assets and liabilities that are subject to fair value reporting under applicable U.S. GAAP. The carrying amounts of our cash and cash equivalents, receivables, prepaid expenses, payables, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Nonrecurring Fair Value Measurements

In connection with our review of long-lived assets, if there is an indication of impairment and the estimated undiscounted future cash flows do not exceed the carrying value of the long-lived assets, then these assets are written down to their fair value. During 2017, our oil and natural gas properties were reviewed for impairment and certain interests were found to be impaired. The factors used to determine fair value for purposes of impairment testing include, but are not limited to, estimates of proved reserves, development activity, future commodity prices, timing of future production, production costs, and a discount rate commensurate with the risk reflective of the lives remaining for the respective assets. Because these significant fair value inputs are typically not observable, we have categorized the amounts as Level 3 inputs.

6. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, G&A expenses totaling $6.8 million were allocated to the Fortis Companies from FAS for management and support services. FAS incurs G&A costs on behalf of the Fortis Companies and then allocates to them a percentage representative of costs that directly benefited the Fortis Companies. Such costs allocated are reported as “General and administrative expenses (related party)” in the Combined Statement of Operations. At December 31, 2017, certain Fortis Companies had prepaid certain management services totaling $67 thousand which are reflected in “Prepaid expenses and other current assets” in the Combined Balance Sheet of the Company. Additionally, certain Fortis Companies had payables to FAS for management services totaling $24 thousand which are reflected in “Accounts payable and accrued liabilities” in the Combined Balance Sheet of the Company. FAS’s parent entity is majority owned by a member that also maintains ownership in certain Fortis Companies.

FAS sponsors a defined contribution 401(k) plan that allows employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines. Under specified conditions, FAS will contribute to the 401(k) plan based on the employees’ eligible pay and/or will match a percentage of the employee contributions up to certain limits. Matching contributions allocated to the Company and included in G&A expenses totaled $0.1 million for the year.

During the year ended December 31, 2017, the Company acquired mineral and royalty interests in Texas from an entity which has an officer who is a family member of an individual who holds membership interests in Fortis Management Holdings II, LLC, which maintains a membership interest in FM 2. Total consideration paid during 2017 was $26.3 million.

During the year ended December 31, 2017, the Company acquired mineral, royalty, and overriding royalty interests in Texas from third parties totaling $14.7 million which were subject to terms and conditions of a JAA with Sabalo Energy, whose majority owner is also majority owner of the Fortis Companies. See Note 3. Acquisitions and Dispositions for further details.

During the year ended December 31, 2017, the Company also acquired mineral and royalty interests in Texas and New Mexico from an entity controlled by a family member of an officer of the Company. The officer also holds membership interests in Fortis Management Holdings, LLC and Fortis Management Holdings II, LLC, which maintain membership interests in FM 1 and FM 2, respectively. Total consideration paid during 2017 was $1.4 million.

At December 31, 2017, the Company had no material related party receivables or payables.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

7. DEBT

Credit Facility

At December 31, 2017, the Company had a senior secured credit agreement (the “Credit Facility”) with JP Morgan Chase Bank with a maturity date of June 30, 2021, and a borrowing base of $5.0 million.

The Credit Facility can be used for borrowings and the issuance of letters of credit. Borrowings under the Credit Facility are subject to specified interest rates, which is calculated based on a borrowing base utilization percentage. Commitment fees on the unused portion of borrowings available under the Credit Facility are due quarterly at a rate of 0.5% of the unused facility. Amounts outstanding under the Credit Facility are collateralized by the assets of the Company. The Credit Facility also contains certain restrictive covenants. The Company believes it was in compliance with all of the covenants under the Credit Facility as of December 31, 2017.

At December 31, 2017, the Company had no outstanding borrowings under the Credit Facility. In January 2018, the borrowing base was reduced to $0 and certain reporting requirements and financial covenants do not apply while the borrowing base remains at $0.

Deferred Financing Costs

Costs associated with establishing the Credit Facility are capitalized and amortized as interest expense on a straight-line basis over the respective term of the facility. Net unamortized deferred financing costs were $0.1 million as of December 31, 2017 and are reflected as “Other non-current assets” in the Combined Balance Sheet. Unamortized deferred financing costs were proportionally reduced with the borrowing base re-determinations during 2017. The Company wrote off the remaining unamortized deferred financing costs in conjunction with the decrease to the borrowing base in January 2018.

8. COMMITMENTS AND CONTINGENCIES

As of December 31, 2017, the Company is not party to any agreements containing future minimum lease commitments. Rental of office space and other non-cancellable operating leases are maintained at FAS. Certain portions of those costs are allocated to the Fortis Companies for reimbursement as part of FAS’ management fees.

The Company could be subject to various possible loss contingencies which arise primarily from interpretation of federal and state laws and regulations affecting the oil and natural gas industry. Such contingencies include differing interpretations as to the prices at which oil and natural gas sales may be made, the prices at which royalty owners may be paid for production from their leases, environmental issues, title or ownership disputes, and other matters. Management believes it has complied with the various laws and regulations, administrative rulings, and interpretations.

The Company could become involved in disputes or legal actions arising in the ordinary course of business.

Management is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the Company’s financial condition, results of operations, or liquidity and no amounts have been accrued at December 31, 2017.

9. COMBINED EQUITY

During the year ended December 31, 2017, capital contributions totaled $374.3 million. An additional $20.0 million of capital was called in December 2017, which is reflected as “Subscriptions receivable” in the Combined Balance Sheet as of December 31, 2017, and was paid by members in January 2018. During the year ended December 31, 2017, capital distributions totaled $43.1 million.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Equity-Based Compensation Expense

Equity-based incentives exist in the form of both incentive units and incentive interests granted from certain Fortis Companies. These require no investment, are non-voting, and do not entitle holder to any rights with respect to company matters. They do stipulate, however, that the holder of vested incentive units or incentive interests may participate in the distribution of profits only after certain target investment returns to respective equity-holders have been met.

Incentive Units

On each of May 5, 2016 and March 20, 2017, two of the Fortis Companies each granted 100,000 fully vested incentive units from the respective entity in connection with their formation. These incentive units remain outstanding at December 31, 2017.

At grant, these incentive units were accounted for as liability-classified awards granted to non-employees pursuant to ASC 505-50, Equity-Based Payments to Non-Employees. However, based on their respective terms, the units were deemed fully vested immediately following the grant dates and thus became subject to other U.S. GAAP, including ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. Under this framework, as no embedded derivatives requiring bifurcation were identified, the equity-like features result in recognition of the awards in permanent equity at fair value at the grant dates.

A fair value assessment of the awards was performed as of their respective grant dates. In order to estimate the fair value, an option pricing model was used based on the Black-Scholes framework. This option pricing model relies on certain assumptions and estimations in order to assign value, including expected volatility, term and dividend yields, and the risk-free rate of return corresponding to such terms.

At the time of vesting we did not have a history of market prices, thus the expected volatility was determined using the historical volatility for a select peer group and industry sector index with similar expected terms. The expected term was determined based on anticipated time to a liquidity event. The expected dividend yield was determined based on historical distributions for certain other Fortis Companies. The risk-free rate of return was derived from yields of U.S. Department of Treasury instruments with similar expected lives. Additionally, because these instruments are not publicly traded, the fair values of the awards were then discounted for a lack of marketability. As a result of the incentive unit grants occurring at the time of formation, the Fortis Companies granting such incentive units had no assets or operations at their respective grant dates and thus there was substantial uncertainty with respect to the timing of future cash flows. These factors were the primary drivers of the determinations that the fair values of the awards were immaterial and no unit-based compensation expense was recognized upon vesting at such grant dates.

Incentive Interests

On July 1, 2016, one of the Fortis Companies granted incentive interests, which are economic interests only. These interests do not vest until certain performance obligations are met, including making specified distributions to equity-holders. As of December 31, 2017, the performance obligation was not met, therefore no compensation expense has been recorded for the year ended December 31, 2017. There were no cash payments made related to the incentive interests during the year ended December 31, 2017.

10. SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to December 31, 2017 through February 8, 2019, which is the date the financial statements were available to be issued, in the preparation of its financial statements.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Acquisitions and Dispositions

In April 2018, the Company sold interests in certain oil and natural gas properties in Texas for $17.4 million, subject to certain adjustments. The transaction resulted in a gain of $0.8 million.

In August 2018, a transaction was completed whereby effectively 32.6% of the mineral, royalty, and overriding royalty interests of STM were distributed to certain members of Felix STACK Investments, LLC, which is a member of Felix STACK, in order to redeem the members’ interest in STM. Subsequent to the redemption, FM 2 acquired carved-out interests directly from certain of the individuals in a series of transactions totaling $29.0 million, net of certain adjustments.

Subsequent to December 31, 2017, the Company has made net acquisitions of interests in oil and natural gas properties in the normal course of business totaling approximately $132.9 million, which is inclusive of the amounts paid for certain aforementioned interests redeemed by members of Felix STACK Investments, LLC.

Capital Contributions and Distributions

The $20.0 million capital call made in December 2017 was paid by members in January 2018. In December 2018, the Company made capital calls totaling $11.0 million, which were paid by members in December 2018 and January 2019. These funds were used to acquire additional mineral, royalty, and overriding royalty interests. Capital distributions totaling $84.3 million have been made subsequent to December 31, 2017.

Credit Facility

In January 2018, the Company entered into the First Amendment to the Credit Agreement, (“First Amendment”) with JP Morgan Chase Bank. The First Amendment redetermined the borrowing base to $0 and provided that certain reporting requirements and financial covenants shall not apply while the borrowing base remains at $0. The Company wrote off the remaining unamortized deferred financing costs in conjunction with the decrease to the borrowing base.

Borrowings from Affiliate

Subsequent to December 31, 2017, the Company has borrowed $70.0 million under an arrangement with an affiliated entity. The borrowings bear interest at a rate of LIBOR plus 6.25% and are used to acquire additional mineral, royalty, and overriding royalty interests.

11. SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS OPERATIONS (Unaudited)

The Company has only one reportable operating segment, which is oil and natural gas producing activities in the United States. See the Company’s accompanying Combined Statements of Operations for information about results of operations for oil and natural gas producing activities.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Capitalized Oil and Natural Gas Costs

Aggregate capitalized costs related to oil and natural gas production activities with applicable accumulated depletion and impairment are as follows (in thousands):

December 31, 2017
Oil and natural gas interests:
Proved properties	$162,008
Unproved properties	474,298

Gross oil and natural gas interests	636,306
Less accumulated depletion and impairment	(35,063)

Oil and natural gas interests, net	$601,243

Costs Incurred in Oil and Natural Gas Activities

Costs incurred in oil, natural gas, and NGL acquisition and development activities are as follows (in thousands):

For the Year Ended December 31, 2017
Acquisition costs:
Proved properties	$23,731
Unproved properties	368,998

Total	$392,729

Results of Operations from Oil, Natural Gas, and Natural Gas Liquids Producing Activities

The following schedule sets forth the revenues and expenses related to the production and sale of oil, natural gas, and NGLs (in thousands). It does not include any interest costs or general and administrative costs and, therefore, is not necessarily indicative of the contribution to the net operating results of the Company.

For the Year Ended December 31, 2017
Oil, natural gas, and natural gas liquids sales	$52,022
Production and ad valorem taxes	(1,419)
Processing, transportation, and other	(1,862)
Depletion	(18,965)
Impairment of oil and natural gas properties	(516)

Results of operations from oil, natural gas, and natural gas liquids	$29,260

The following tables summarize the net ownership interest in the proved oil, natural gas, and NGL reserves and the standardized measure of discounted future net cash flows related to the proved oil, natural gas, and NGL reserves. Ryder Scott, our independent reserve engineers, were engaged to audit our reserves estimates at December 31, 2017. The properties audited by Ryder Scott accounted for approximately 85% of total proved developed reserves and total proved discounted future net income.

The following estimates were prepared by the Company based on the reserve reports audited by Ryder Scott for the year ended December 31, 2017. The proved oil, natural gas, and NGL reserve estimates and other

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

components of the standardized measure were determined in accordance with authoritative guidance of the FASB and the SEC.

Proved Oil, Natural Gas, and Natural Gas Liquids Reserve Quantities

Proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. The Company does not record proved undeveloped reserves.

A barrel of equivalent (“BOE”) conversion ratio of six thousand cubic feet per barrel (6mcf/bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions are derived from converting gas to oil in the ratio mix of six thousand cubic feet of gas to one barrel of oil.

The Company’s net proved oil, natural gas, and NGL reserves, which represent proved developed reserves, and changes in net proved oil, natural gas, and NGL reserves attributable to the oil, natural gas, and NGL properties, which are located in multiple states (within the United States) are summarized below:

	Crude Oil and Condensate (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Total (MBOE)
Net proved reserves at January 1, 2017	2,565	11,007	1,423	5,823
Revisions of previous estimates(1)	(514)	2,109	660	497
Purchases of minerals in place(2)	803	4,551	744	2,306
Extensions, discoveries and other additions(3)	1,849	7,011	1,245	4,263
Sales of minerals in place(4)	(8)	(4)	(1)	(10)
Production	(728)	(3,520)	(350)	(1,665)

Net proved reserves at December 31, 2017	3,967	21,154	3,721	11,214

1.

Revisions represent changes in previous estimates, either upward or downward, resulting primarily from new information obtained from production history and from a change in commodity prices, the majority of which were attributable to our Anadarko Basin properties.

2.	Includes acquisitions of mineral, royalty, and overriding royalty interests, primarily in Oklahoma, Texas, and New Mexico.
3.	Includes discoveries and additions primarily related to active drilling on our acreage primarily in the Anadarko Basin in Oklahoma and the Permian Basin in Texas and New Mexico.
4.	Includes sales of mineral, royalty, and overriding royalty interests in Texas.

Fortis Minerals—Predecessor

Notes to Combined Financial Statements

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows before income taxes related to the proved oil, natural gas, and NGL reserves of the properties is as follows (in thousands):

For the Year Ended December 31, 2017
Future cash inflows	$321,504
Future production costs	(21,019)

Future net cash flows	300,485
Less 10% annual discount to reflect timing of cash flows	(148,690)

Standardized measure of discounted future net cash flows	$151,795

Reserve estimates and future cash flows are based on the average market prices for sales of oil, natural gas, and NGLs adjusted for basis differentials, on the first calendar day of each month during the year. The average prices used for 2017 were $48.88 per barrel for crude oil, $2.71 per Mcf for natural gas, and $18.86 per barrel for NGLs.

Future production costs are computed primarily by the Company’s petroleum engineers by estimating the expenditures to be incurred in producing the proved oil and natural gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. A discount factor of 10% was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair value of the properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in oil, natural gas, and NGL reserve estimates.

Changes in Standardized Measure of Discounted Future Net Cash Flows

Changes in the standardized measure of discounted future net cash flows before income taxes related to the proved oil, natural gas, and NGL reserves of the properties are as follows (in thousands):

For the Year Ended December 31, 2017
Standardized measure—beginning of year	$70,202
Sales, net of production costs	(48,741)
Net changes of prices and production costs related to future production	19,309
Extensions, discoveries and improved recovery, net of future production costs	74,564
Revisions of previous quantity estimates, net of related costs	(1,630)
Accretion of discount	7,020
Purchases of reserves in place	31,158
Sales of reserves in place	(176)
Other	89

Standardized measure—end of year	$151,795

ANNEX A

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of certain terms used in this document, which are commonly used in the oil and natural gas industry:

Analogous reservoir. Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an analogous reservoir refers to a reservoir that shares the following characteristics with the reservoir of interest: (i) same geological formation (but not necessarily in pressure communication with the reservoir of interest); (ii) same environment of deposition; (iii) similar geological structure; and (iv) same drive mechanism. For a complete definition of analogous reservoir, refer to the SEC’s Regulation S-X, Rule 4-10(a)(2).

API gravity. The relative density, expressed in degrees, of petroleum liquids based on a specific gravity scale developed by the American Petroleum Institute.

Basin. A large natural depression on the earth’s surface in which sediments generally brought by water accumulate.

Bbl. One stock tank barrel of 42 U.S. gallons liquid volume used herein in reference to crude oil, condensate or NGLs.

Boe. One barrel of oil equivalent, calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Bbl of oil. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

Boe/d. One Boe per day.

British thermal unit or Btu. The quantity of heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Completion. Installation of permanent equipment for production of oil, natural gas or NGLs, or, in the case of a dry well, to reporting to the appropriate authority that the well has been abandoned.

Condensate. A mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development costs. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil, natural gas and NGLs. For a complete definition of development costs, refer to the SEC’s Regulation S-X, Rule 4-10(a)(7).

Development project. The means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential. An adjustment to the price of oil or natural gas from an established spot market price to reflect differences in the quality and/or location of oil or natural gas.

Dry hole or dry well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Economically producible. The term economically producible, as it relates to a resource, means a resource that generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. For a complete definition of economically producible, refer to the SEC’s Regulation S-X, Rule 4-10(a)(10).

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations. For a complete definition of field, refer to the SEC’s Regulation S-X, Rule 4-10(a)(15).

Formation. A layer of rock that has distinct characteristics that differs from nearby rock.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a mineral or royalty interest is owned.

Held by production. Acreage covered by a mineral lease that perpetuates a company’s right to operate a property as long as the property produces a minimum paying quantity of oil, natural gas or NGLs.

Horizontal drilling. A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

MBbl. One thousand barrels of crude oil, condensate or NGLs.

MBoe. One thousand Boe.

Mcf. One thousand cubic feet of natural gas.

MMBbl. One million barrels of crude oil, condensate or NGLs.

MMBtu. One million British thermal units.

MMcf. One million cubic feet of natural gas.

Net acres. The percentage of total acres an owner has out of a particular number of acres, or a specified tract. An owner who has 50% interest in 100 acres owns 50 net acres.

Net production. Production on our properties calculated net to our royalty interests.

Net revenue interest. The net royalty, overriding royalty, production payment and net profits interests in a particular tract or well.

NGLs. Natural gas liquids. Hydrocarbons found in natural gas that may be extracted as liquefied petroleum gas and natural gasoline.

NYMEX. The New York Mercantile Exchange.

Operator. The individual or company responsible for the development and/or production of an oil or natural gas well or lease.

Play. A geographic area with hydrocarbon potential.

Pooling. An operator’s consolidation of multiple adjacent leased tracts, which may be covered by multiple leases with multiple lessors, in order to maximize drilling efficiency or to comply with state mandated well spacing requirements. Pooling dilutes our royalty in a given well or unit, but it also increases the acreage footprint and the number of wells in which we have an economic interest. To estimate our total potential drilling locations in a given play, we include third-party acreage that is pooled with our acreage.

Production costs. Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. For a complete definition of production costs, refer to the SEC’s Regulation S-X, Rule 4-10(a)(20).

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

Prospect. A specific geographic area that, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved area. The part of a property to which proved reserves have been specifically attributed.

Proved developed reserves. Reserves that can be expected to be recovered through (i) existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well or (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved reserves. Those quantities of oil, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. For a complete definition of proved oil and natural gas reserves, refer to the SEC’s Regulation S-X, Rule 4-10(a)(22).

Proved undeveloped reserves or PUDs. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Undrilled locations can be classified as having proved undeveloped reserves only if a development plan has been adopted indicating that such locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time.

Realized price. The cash market price less all expected quality, transportation and demand adjustments.

Reasonable certainty. A high degree of confidence that quantities will be recovered. For a complete definition of reasonable certainty, refer to the SEC’s Regulation S-X, Rule 4-10(a)(24).

Recompletion. The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reserves. Estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to market and all permits and financing required to implement the project. Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Resources. Quantities of oil, natural gas and NGLs estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

Royalty. An interest in an oil and natural gas lease that gives the owner the right to receive a portion of the production from the leased acreage (or of the proceeds from the sale thereof), but does not require the owner to pay any portion of the production or development costs on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

Spacing. The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.

Spot market price. The cash market price without reduction for expected quality, transportation and demand adjustments.

Spud. Commenced drilling operations on an identified location.

Standardized measure. Discounted future net cash flows estimated by applying year-end prices to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pre-tax cash inflows. Future income taxes, if applicable, are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over our tax basis in the oil, natural gas and NGL properties. Future net cash inflows after income taxes are discounted using a 10% annual discount rate.

Success rate. The percentage of wells drilled that produce hydrocarbons in commercial quantities.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil, natural gas or NGLs regardless of whether such acreage contains proved reserves.

Unit. The joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

Wellbore. The hole drilled by the bit that is equipped for natural gas production on a completed well. Also called well or borehole.

Working interest. The right granted to the lessee of a property to develop, produce and own oil, natural gas, NGLs or other minerals. The working interest holders bear the exploration, development and operating costs on either a cash, penalty or carried basis.

Workover. Operations on a producing well to restore or increase production.

Until                 , 2019 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the shares of Class A common stock offered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except liability:

•	for any breach of the director’s duty of loyalty to our company or our shareholders;

•	for any act or omission not in good faith or that involves intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

In addition, we intend to enter into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, that may be incurred by them in their capacity as such.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

In connection with our incorporation in February 2019 under the laws of the State of Delaware, we issued 1,000 shares of our common stock to an entity controlled by EnCap in exchange for a contribution of $10. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act. These shares will be redeemed for nominal value in connection with our Corporate Reorganization.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description

*1.1	Form of Underwriting Agreement

*†2.1	Contribution Agreement

3.1	Certificate of Incorporation of Fortis Minerals, Inc.

*3.2	Form of Amended and Restated Certificate of Incorporation Fortis Minerals, Inc.

3.3	Bylaws of Fortis Minerals, Inc.

*3.4	Form of Amended and Restated Bylaws of Fortis Minerals, Inc.

*4.1	Form of Class A Common Stock Certificate

*4.2	Form of Registration Rights Agreement

*5.1	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

*10.1	Form of Fortis Minerals, Inc. 2019 Long-Term Incentive Plan

Exhibit Number	Description

*10.2	Form of Fortis Minerals Operating, LLC First Amended and Restated Limited Liability Company Agreement

*10.3	Form of Indemnification Agreement

*21.1	Subsidiaries of Fortis Minerals, Inc.

*23.1	Consent of PricewaterhouseCoopers LLP

*23.2	Consent of PricewaterhouseCoopers LLP

*23.3	Consent of Ryder Scott Company, L.P.

*23.4	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

*24.1	Power of Attorney (included on the signature page of this Registration Statement)

99.1	Ryder Scott, Summary of Reserves of Fortis Minerals, LLC as of December 31, 2017

99.2	Ryder Scott, Summary of Reserves of Fortis Minerals II, LLC as of December 31, 2017

99.3	Ryder Scott, Summary of Reserves of Sooner Trend Minerals, LLC as of December 31, 2017

99.4	Ryder Scott, Summary of Reserves of Phillips Energy Partners IV, LLC as of December 31, 2017

99.5	Ryder Scott, Summary of Reserves of Fortis Minerals, LLC as of December 31, 2018

99.6	Ryder Scott, Summary of Reserves of Fortis Minerals II, LLC as of December 31, 2018

99.7	Ryder Scott, Summary of Reserves of Sooner Trend Minerals, LLC as of December 31, 2018

99.8	Ryder Scott, Summary of Reserves of Phillips Energy Partners IV, LLC as of December 31, 2018

*	To be filed by amendment.
†

Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a supplemental copy of any omitted schedule or similar attachment to the SEC upon request.

(b) Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on                 , 2019.

FORTIS MINERALS, INC.

By:
Name:	Christopher H. Transier
Title:	Chief Executive Officer

Each person whose signature appears below appoints Christopher H. Transier,                  and                 , and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities on                 , 2019.

Name	Title

Christopher H. Transier	Chief Executive Officer (Principal Executive Officer)

Chief Financial Officer (Principal Financial Officer)

Chief Accounting Officer (Principal Accounting Officer)

Skye A. Callantine	Director

Director

Director

Director

Director